 As filed with the Securities and Exchange Commission on February 19, 1999

                                                Registration Nos. 333-64857

                                                                  333-64863

                                                                  333-64875

                                                                  333-64867
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                AMENDMENT NO. 1

                                       TO
                                    Form S-6

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

A. Exact Name of Trust:
                          TAX EXEMPT SECURITIES TRUST

                           California Trust 167

                             Florida Trust 85

                            Maryland Trust 106

                            New York Trust 172

B. Name of depositor:
                           SALOMON SMITH BARNEY INC.

C. Complete address of depositor's principal executive offices:

                           SALOMON SMITH BARNEY INC.
                              388 Greenwich Street
                            New York, New York 10013

D. Name and complete address of agent for service:

                               LAURIE A. HESSLEIN
                           Salomon Smith Barney Inc.
                              388 Greenwich Street
                            New York, New York 10013

                                    Copy to:
                            MICHAEL R. ROSELLA, ESQ.
                               Battle Fowler LLP
                              75 East 55th Street
                            New York, New York 10022

E. Title and amount of Securities being registered:

  An indefinite number of Units of beneficial interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. Proposed maximum aggregate offering price to the public of the securities being registered:
                                   Indefinite

G. Amount of filing fee:
                            No filing fee required.

H. Approximate date of proposed sale to public:
 As soon as practicable after the effective date of the registration statement.

[X] Check box if it is proposed that this filing will become effective immediately upon filing pursuant to Rule 487.

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                      ---------------------------------------------------------

Tax Exempt               California Trust 167           Maryland Trust 106
Securities
Trust

                         Florida Trust 85               New York Trust 172

----------------------      ---------------------------------------------------

10,000 Units
         Investors should read and retain this Prospectus for future reference.

In the opinion of counsel under existing law, interest income to the Trusts and to Unit holders (except in certain instances depending upon the Unit holders) is exempt from Federal income tax and from certain state and local personal income taxes, to the extent indicated, in the state for which a State Trust is named. Capital gains, if any, are subject to tax.

The Tax Exempt Securities Trust consists of separate underlying unit investment trusts designated as California Trust 167, Florida Trust 85, Maryland Trust 106 and New York Trust 172 (the "California Trust, "Florida Trust," "Maryland Trust" and the "New York Trust," respectively) (the "Trusts" or the "Trust" as the context requires and in the case of a Trust designated by a state name, the "State Trust" or the "State Trusts," as the context requires). Each Trust was formed to obtain for its Unit holders tax-exempt interest income and conservation of capital through investment in a professionally selected, fixed portfolio of municipal bonds rated at the time of deposit in the category A or better by Standard & Poor's Ratings Group, a division of McGraw-Hill, Inc. ("Standard & Poor's"), Moody's Investors Service, Inc. ("Moody's"), Fitch Investors Service, Inc. ("Fitch") or Duff & Phelps Credit Rating Co. ("Duff & Phelps"). (See "Portfolio of Securities".) Each State Trust comprises a fixed portfolio of interest-bearing obligations issued primarily by or on behalf of the state for which such State Trust is named and counties, municipalities, authorities or political subdivisions thereof. Interest on all bonds in each Trust is in the opinion of counsel under existing law, with certain exceptions, exempt from regular Federal income taxes (see Part B, "Taxes") and from certain state and local personal income taxes in the state for which a State Trust is named, but may be subject to other state and local taxes. (See discussions of State and local taxes in Part C.)

The Public Offering Price of the Units of each Trust during the initial public offering period is equal to the aggregate offering price of the underlying bonds in the Trust's portfolio divided by the number of Units outstanding in such Trust, plus a sales charge. In addition, during the initial public offering period, cash in an amount sufficient to reimburse the Sponsor for the per Unit portion of all or part of the estimated organization costs (the "organization costs") of a Trust will be added to the Public Offering Price per Unit. The Public Offering Price of the Units of each Trust following the initial public offering period is equal to the aggregate bid price of the underlying bonds in the Trust's portfolio divided by the number of Units outstanding in such Trust, plus a sales charge. During the initial public offering period the sales charge is equal to 4.70% of the Public Offering Price (4.932% of the aggregate offering price of the bonds per Unit) for each Trust, and following the initial public offering period this charge will be equal to 5.00% of the Public Offering Price (5.263% of the aggregate bid price of the bonds per Unit) for each Trust. See Part B, "Public Offering-- Distribution of Units" for a description of the initial public offering period. If the Units had been available for sale on February 18, 1999, the Public Offering Price per Unit (including the sales charge and estimated organization costs) would have been $1,034.16, $1,039.65, $1,046.04, and $1,041.27 for the California Trust, Florida Trust, Maryland Trust and New York Trust, respectively. In addition, there will be added an amount equal to accrued interest commencing on the day after the Date of Deposit through the date of settlement (normally three business days after purchase).

The Sponsor, although not obligated to do so, intends to maintain a market for the Units of the Trusts at prices based upon the aggregate bid price of the underlying bonds, as more fully described under "Public Offering--Market for Units" in Part B. If such a market is not maintained, a Unit holder will be able to dispose of his Units through redemption, at prices that are also based upon the aggregate bid price of the underlying bonds. Units can be sold at any time without fee or penalty.

Monthly Distributions of principal and interest received by each Trust will be made on or shortly after the fifteenth day of each month to holders of record on the first day of that month. For further information regarding the distributions by each Trust, see "Summary of Essential Information".

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THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
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Salomon Smith Barney

             The date of this Prospectus is February 19, 1999

TAX EXEMPT SECURITIES TRUST

SUMMARY OF ESSENTIAL INFORMATION AS OF FEBRUARY 18, 1999 +

Sponsor                                      Record Dates


  Salomon Smith Barney Inc.
                                                The first day of each month,
                                                commencing March 1, 1999

Trustee


                                             Distribution Dates
  The Chase Manhattan Bank

                                                The fifteenth day of each
                                                month,** commencing March 15,
                                                1999

Evaluator


  Kenny S & P Evaluation Services,
  a business unit of J.J. Kenny              Evaluation Time
  Company, Inc.

                                                As of 1:00 P.M. on the Date of
                                                Deposit. Thereafter, as of
                                                4:00 P.M. New York Time.

Date of Deposit and of Trust
Agreement


                                             Evaluator's Fee
  February 18, 1999


Mandatory Termination Date*                     The Evaluator will receive a
                                                fee of $.29 per bond per
                                                evaluation. (See Part B,
                                                "Evaluator--Responsibility"
                                                and "Public Offering--Offering
                                                Price".)

  Each Trust will terminate on the
  date of maturity, redemption,
  sale or other disposition of the
  last Bond held in the Trust.

                                             Sponsor's Annual Portfolio
                                             Supervision Fee***

                                                Maximum of $.25 per $1,000
                                                face amount of the underlying
                                                Bonds.

-------
  + The Date of Deposit. The Date of Deposit is the date on which the Trust Agreement was signed and the deposit with the Trustee was made.
  * The actual date of termination of each Trust may be considerably earlier (see Part B, "Amendment and Termination of the Trust Agreement-- Termination").

 ** The first monthly income distribution of $1.46, $1.47, $1.47 and $1.47 for the California Trust, Florida Trust, Maryland Trust and New York Trust, respectively, will be made on March 15, 1999.
*** In addition to this amount, the Sponsor may be reimbursed for bookkeeping and other administrative expenses not exceeding its actual costs.

                                 California   Florida     Maryland    New York
                                 Trust 167    Trust 85   Trust 106   Trust 172
                                 ----------  ----------  ----------  ----------
Principal Amount of Bonds in
 Trust.........................  $3,000,000  $2,000,000  $2,000,000  $3,000,000
Number of Units................       3,000       2,000       2,000       3,000
Principal Amount of Bonds in
 Trust per Unit................  $    1,000  $    1,000  $    1,000  $    1,000
Fractional Undivided Interest
 in Trust per Unit.............     1/3,000     1/2,000     1/2,000     1/3,000
Minimum Value of Trust:
  Trust Agreement may be Termi-
   nated if Principal Amount is
   less than...................  $1,500,000  $1,000,000  $1,000,000  $1,500,000
Calculation of Public Offering
 Price per Unit*:
  Aggregate Offering Price of
   Bonds in Trust..............  $2,949,515  $1,976,803  $1,988,976  $2,969,851
                                 ==========  ==========  ==========  ==========
  Divided by Number of Units...  $   983.17  $   988.40  $   994.49  $   989.95
  Plus: Sales Charge (4.70% of
   the Public Offering Price)..  $    48.49  $    48.75  $    49.05  $    48.82
                                 ----------  ----------  ----------  ----------
  Public Offering Price per
   Unit........................  $ 1,031.66  $ 1,037.15  $ 1,043.54  $ 1,038.77
  Plus: Estimated Organization
   Expenses**..................  $     2.50  $     2.50  $     2.50  $     2.50
  Plus: Accrued Interest*......  $      .79  $      .80  $      .80  $      .80
                                 ----------  ----------  ----------  ----------
    Total......................  $ 1,034.95  $ 1,040.45  $ 1,046.84  $ 1,042.07
                                 ==========  ==========  ==========  ==========
Sponsor's Initial Repurchase
   Price per Unit (per Unit Of-
   fering Price of Bonds)***...  $   983.17  $   988.40  $   994.49  $   989.95
Approximate Redemption Price
   per Unit (per Unit Bid Price
   of Bonds)***................  $   979.17  $   984.40  $   990.49  $   985.95
                                 ----------  ----------  ----------  ----------
Difference Between per Unit Of-
 fering and Bid Prices of
 Bonds.........................  $     4.00  $     4.00  $     4.00  $     4.00
                                 ==========  ==========  ==========  ==========
Calculation of Estimated Net
 Annual Income per Unit:
  Estimated Annual Income per
   Unit........................  $    49.80  $    50.05  $    49.87  $    49.85
  Less: Estimated Trustee's An-
   nual Fee****................  $     1.14  $     1.14  $     1.14  $     1.14
  Less: Other Estimated Annual
   Expenses....................  $      .66  $      .67  $      .61  $      .59
                                 ----------  ----------  ----------  ----------
  Estimated Net Annual Income
   per Unit....................  $    48.00  $    48.24  $    48.12  $    48.12
                                 ==========  ==========  ==========  ==========
Calculation of Monthly Income
   Distribution per Unit:
   Estimated Net Annual Income
   per Unit....................  $    48.00  $    48.24  $    48.12  $    48.12
  Divided by 12................  $     4.00  $     4.02  $     4.01  $     4.01
Accrued interest from the day
   after the Date of Deposit to
   the first record date***....  $     1.46  $     1.47  $     1.47  $     1.47
First distribution per unit....  $     1.46  $     1.47  $     1.47  $     1.47
Daily Rate (360-day basis) of
 Income Accrual per Unit.......  $    .1333  $    .1340  $    .1336  $    .1336
Estimated Current Return based
 on Public Offering Price*****.        4.64%       4.64%       4.60%       4.62%
Estimated Long-Term Re-
 turn*****.....................        4.62%       4.62%       4.45%       4.52%

-------
    * Accrued interest will be commencing on the day after the Date of Deposit through the date of settlement (normally three business days after purchase).
   ** Investors will reimburse the Sponsor, on a per Unit basis, all or a portion of the estimated costs incurred in organizing the Trust-- including costs of preparing the registration statement, the trust indenture and other closing documents, registering units with the SEC and the states and the initial audit of the Trust's portfolios. The estimated organization costs will be paid to the Sponsor from the assets of a Trust as of the close of the initial public offering period. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust.
  *** This figure will also include accrued interest from the day after the Date of Deposit to the date of settlement (normally three business days after purchase) and the net cash on hand in the relevant Trust, accrued expenses of such Trust and amounts distributable to holders of record of Units of such Trust as of a date prior to the computation date, on a pro rata share basis. As of the close of the initial offering period, the Redemption Price per Unit and the Sponsor's Repurchase Price per Unit for each Trust will be reduced to reflect the payment of the per Unit organization costs. (See Part B, "Redemption of Units--Computation of Redemption Price per Unit.")
 **** Per $1,000 principal amount of Bonds, plus expenses. (See Part B,
      "Rights of Unit Holders--Distribution of Interest and Principal."). ***** The Estimated Current Return is calculated by dividing the Estimated Net
      Annual Interest Income per Unit by the Public Offering Price per Unit. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Bonds while the Public Offering Price will vary with changes in the offering price of the underlying Bonds; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Bonds in the Trust and (2) takes into account the expenses and sales charge associated with each Unit. Since the market values and estimated retirements of the Bonds and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculations include only Net Annual Interest Income and Public Offering Price as of the Date of Deposit.

Portfolio Summary as of Date of Deposit

California Trust 167

  The Portfolio of the California Trust contains 11 issues of Bonds of issuers located in the State of California. One of the issues (representing approximately 8.2%* of the Bonds in the Trust) is a general obligation of a governmental entity and is backed by the taxing power of that entity. The remaining issues are payable from the income of specific projects or authorities and are not supported by the issuer's power to levy taxes. Although income to pay such Bonds may be derived from more than one source, the primary sources of such income and the percentage of the Bonds in this Trust deriving income from such sources are as follows: hospital and health care facilities: 42.3%; transportation facilities: 9.9%; water and sewer facilities: 6.0%; public improvement facilities: 17.2%; and tax allocation:
16.4%. The Trust is considered to be concentrated in hospital and health care facilities issues.+ (See Part B, "Tax Exempt Securities Trust--Risk Factors" for a brief summary of additional considerations relating to certain of these issues). 66.1% of the Bonds in this Trust are insured as to timely payment of principal and interest by certain insurance companies (ACA, 25.4%, AMBAC, 16.4%, and MBIA, 24.3%) (see Part B, "Tax Exempt Securities Trust--Risk Factors--Insurance".) Nine Bonds in this Trust have been issued with an "original issue discount." (See Part B, "Taxes.") The average life to maturity of the Bonds in the California Trust is 29.0 years.

  As of the Date of Deposit, 79.8% of the Bonds in this Trust are rated by Standard & Poor's (40.7% rated AAA, and 39.1% rated A); and 20.2% are rated by Moody's (8.2% rated Aa and 12.0% rated A). For a description of the meaning of the applicable rating symbols as published by the rating agencies, see Part B, "Bond Ratings." It should be emphasized, however, that the ratings of the rating agencies represent their opinions as to the quality of the Bonds which they undertake to rate, and that these ratings are general and are not absolute standards of quality and may change from time to time.

  27.4% of the Bonds in the California Trust were acquired from the Sponsor as sole underwriter or from an underwriting syndicate in which the Sponsor participated, or otherwise from the Sponsor's own organization (See Part B "Public Offering--Sponsor's and Underwriters' Profits.")

Florida Trust 85

  The Portfolio of the Florida Trust contains 8 issues of Bonds of issuers located in the State of Florida. All of the issues are payable from the income of specific projects or authorities and are not supported by the issuer's power to levy taxes. Although income to pay such Bonds may be derived from more than one source, the primary sources of such income and the percentage of the Bonds in this Trust deriving income from such sources are as follows: hospital and health care facilities: 27.4%*; housing facilities: 10.3%; power facilities: 25.3%; educational facilities: 24.7%; and other: 12.3%. The Trust is considered to be concentrated in hospital and health care facilities and power facilities issues.+ (See Part B, "Tax Exempt Securities Trust--Risk Factors" for a brief summary of additional considerations relating to certain of these issues.) 74.5% of the Bonds in this Trust are insured as to timely payment of principal and interest by certain insurance companies (ACA, 10.3%, AGI, 24.7%, AMBAC, 27.2% and MBIA, 12.3%) (see Part B, "Tax Exempt Securities Trust--Risk Factors--Insurance"). Seven Bonds in this Trust have been issued with an "original issue discount." (See Part B, "Taxes. ") The average life to maturity of the Bonds in the Florida Trust is 26.3 years.
-------
* Percentages computed on the basis of the aggregate offering price of the Bonds in the Trust on the Date of Deposit.
+ A Trust is considered to be "concentrated" in a particular category when the Bonds in that category constitute 25% or more of the aggregate offering price of the Bonds in the Trust.

  As of the Date of Deposit, 100% of the Bonds in this Trust are rated by Standard & Poor's (39.5% rated AAA, 37.6% rated AA and 22.9% rated A). For a description of the meaning of the applicable rating symbols as published by the rating agencies, see Part B, "Bond Ratings." It should be emphasized, however, that the ratings of the rating agencies represent their opinions as to the quality of the Bonds which they undertake to rate, and that these ratings are general and are not absolute standards of quality and may change from time to time.

  12.6% of the Bonds in the Florida Trust were acquired from the Sponsor as sole underwriter or from an underwriting syndicate in which the Sponsor participated, or otherwise from the Sponsor's own organization (See Part B, "Public Offering--Sponsor's and Underwriters' Profits.")

Maryland Trust 106

  The Portfolio of the Maryland Trust contains 7 issues of Bonds of issuers located in the State of Maryland and the Commonwealth of Puerto Rico. Of the Bonds in this Trust, one was issued by an issuer in the Commonwealth of Puerto Rico (representing 14.2%* of the Bonds in the Trust) and was issued to finance public improvement facilities. The remaining issues are payable from the income of specific projects or authorities and are not supported by the issuer's power to levy taxes. Although income to pay such Bonds may be derived from more than one source, the primary sources of such income and the percentage of the Bonds in this Trust deriving income from such sources are as follows: hospital and health care facilities: 72.5%; and education facilities:
13.3%. The Trust is considered to be concentrated in hospital and health care facilities issues.+ (See Part B, "Tax Exempt Securities Trust--Risk Factors" for a brief summary of additional considerations relating to certain of these issues). 37.3% of the Bonds in this Trust are insured as to timely payment of principal and interest by certain insurance companies (ACA, 6.0% and FSA, 31.3%) (see Part B, "Tax Exempt Securities Trust--Risk Factors--Insurance"). Six Bonds in this Trust have been issued with an "original issue discount" (See Part B, "Taxes.") The average life to maturity of the Bonds in the Maryland Trust is 25.2 years.

  As of the Date of Deposit, 49.0% of the Bonds in this Trust are rated by Standard & Poor's ( 21.5% rated AAA, 7.3% rated AA and 20.2% rated A); and 51.0% are rated by Moody's (9.7% rated Aaa and 41.3% rated A). For a description of the meaning of the applicable rating symbols as published by the rating agencies, see Part B, "Bond Ratings." It should be emphasized, however, that the ratings of the rating agencies represent their opinions as to the quality of the Bonds which they undertake to rate, and that these ratings are general and are not absolute standards of quality and may change from time to time.

  None of the Bonds in the Maryland Trust were acquired from the Sponsor as sole underwriter or from an underwriting syndicate in which the Sponsor participated, or otherwise from the Sponsor's own organization. (See Part B "Public Offering--Sponsor's and Underwriters' Profits.")

New York Trust 172

  The Portfolio of the New York Trust contains 12 issues of Bonds of issuers located in the State of New York and the Commonwealth of Puerto Rico. Of the Bonds in this Trust, two were issued by an issuer in the Commonwealth of Puerto Rico (representing 14.5%* of the Bonds in the Trust) and were issued to finance public improvement facilities.
-------
* Percentages computed on the basis of the aggregate offering price of the Bonds in the Trust on the Date of Deposit.
+ A Trust is considered to be "concentrated" in a particular category when the Bonds in that category constitute 25% or more of the aggregate offering price of the Bonds in the Trust.

One of the issues (representing approximately 3.4% of the Bonds in the Trust) is a general~ obligation of a governmental entity and is backed by the taxing power of that entity. The remaining issues are payable from the income of specific projects or authorities and are not supported by the issuer's power to levy taxes. Although income to pay such Bonds may be derived from more than one source, the primary sources of such income and the percentage of the Bonds in this Trust deriving income from such sources are as follows: hospital and health care facilities: 13.2%; power facilities: 17.2%; transportation facilities: 3.5%; water and sewer facilities: 18.4%; public improvement facilities 12.9%; and correctional facilities 16.9%. 25.2% of the Bonds in this Trust are insured as to timely payment of principal and interest by certain insurance companies (AMBAC, 3.3%; Connie Lee, 3.5%; FGIC, 9.8% and FSA, 8.6%) (see Part B, "Tax Exempt Securities Trust--Risk Factors-- Insurance"). Twelve Bonds in this Trust have been issued with an "original issue discount." (See Part B, "Taxes.") The average life to maturity of the Bonds in the New York Trust is 27.4 years.

  As of the Date of Deposit, 73.3% of the Bonds in this Trust are rated by Standard & Poor's (25.2% rated AAA, 12.9% rated AA and 35.2% rated A); 9.8% are rated Aa by Moody's; and 16.9% are rated A by Fitch. For a description of the meaning of the applicable rating symbols as published by the rating agencies, see Part B, "Bond Ratings." It should be emphasized, however, that the ratings of the rating agencies represent their opinions as to the quality of the Bonds which they undertake to rate, and that these ratings are general and are not absolute standards of quality and may change from time to time.

  3.3% of the Bonds in the New York Trust were acquired from the Sponsor as sole underwriter or from an underwriting syndicate in which the Sponsor participated, or otherwise from the Sponsor's own organization. (See Part B, "Public Offering--Sponsor's and Underwriters' Profits.")


-------

+ A Trust is considered to be "concentrated" in a particular category when the Bonds in that category constitute 25% or more of the aggregate offering price of the Bonds in the Trust.

UNDERWRITING

  The names and addresses of the Underwriters and the number of Units to be sold by them are as follows:

                                                          Units
                                         ---------------------------------------
                                         California Florida  Maryland  New York
                                         Trust 167  Trust 85 Trust 106 Trust 172
                                         ---------- -------- --------- ---------
Salomon Smith Barney Inc. ..............   2,900     1,750     1,900     2,650
388 Greenwich Street
New York, New York 10013
Gruntal & Co. Incorporated..............     100       250       100       100
1 Liberty Plaza
New York, New York 10006
Oppenheimer & Co., Inc..................     --        --        --        250
Oppenheimer Tower
One World Financial Center
New York, New York 10281
                                           -----     -----     -----     -----
Total...................................   3,000     2,000     2,000     3,000
                                           =====     =====     =====     =====

                         INDEPENDENT AUDITORS' REPORT

To the Sponsor, Trustee and Unit Holders of Tax Exempt Securities Trust,
 California Trust 167, Florida Trust 85, Maryland Trust 106 and New York Trust 172:

  We have audited the accompanying statements of financial condition, including the portfolios of securities, of each of the respective trusts constituting Tax Exempt Securities Trust, California Trust 167, Florida Trust 85, Maryland Trust 106 and New York Trust 172 as of February 18, 1999. These financial statements are the responsibility of the Trustee (see note 6 to the statements of financial condition). Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. Our procedures included confirmation with the Trustee of an irrevocable letter of credit deposited on February 18, 1999, for the purchase of securities, as shown in the statements of financial condition and portfolios of securities. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall statement of financial condition presentation. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinion.

  In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of each of the respective trusts constituting Tax Exempt Securities Trust, California Trust 167, Florida Trust 85, Maryland Trust 106 and New York Trust 172 as of February 18, 1999, in conformity with generally accepted accounting principles.
                                                        KPMG LLP


New York, New York

February 18, 1999

                          TAX EXEMPT SECURITIES TRUST
                       STATEMENTS OF FINANCIAL CONDITION

                 AS OF DATE OF DEPOSIT, FEBRUARY 18, 1999

                                                  TRUST PROPERTY
                                    -------------------------------------------
                                    California  Florida    Maryland   New York
                                    Trust 167   Trust 85  Trust 106  Trust 172
                                    ---------- ---------- ---------- ----------
Investment in Tax-Exempt Securi-
 ties:
  Bonds represented by purchase
   contracts backed by letter of
   credit (1)...................... $2,949,515 $1,976,803 $1,988,976 $2,969,851
Accrued interest through the Date
 of Deposit on underlying bonds
 (1)(2)............................     20,588     18,964     13,919     25,826
Cash (3)...........................      7,500      5,000      5,000      7,500
                                    ---------- ---------- ---------- ----------
    Total.......................... $2,977,603 $2,000,767 $2,007,895 $3,003,177
                                    ========== ========== ========== ==========
                                     LIABILITIES AND INTEREST OF UNIT HOLDERS
                                    -------------------------------------------
Liabilities:
  Accrued interest through the Date
   of Deposit on underlying bonds
   (1)(2).......................... $   20,588 $   18,964 $   13,919 $   25,826
  Reimbursement to Sponsor for Or-
   ganization Costs (3)............      7,500      5,000      5,000      7,500
                                    ---------- ---------- ---------- ----------
                                        28,088     23,964     18,919     33,326
                                    ---------- ---------- ---------- ----------
Interest of Unit Holders:
  Units of fractional undivided in-
   terest outstanding (California
   Trust 167: 3,000; Florida Trust
   85: 2,000; Maryland Trust 106:
   2,000; New York Trust
   172: 3,000); Cost to
   investors (4)...................  3,102,480  2,079,300  2,092,080  3,123,810
   Less--Gross underwriting commis-
    sion (5).......................    145,465     97,497     98,104    146,459
   Less--Organization Costs (3)....      7,500      5,000      5,000      7,500
                                    ---------- ---------- ---------- ----------
   Net amount applicable to invest-
    ors............................  2,949,515  1,976,803  1,988,976  2,969,851
                                    ---------- ---------- ---------- ----------
    Total.......................... $2,977,603 $2,000,767 $2,007,895 $3,003,177
                                    ========== ========== ========== ==========

(1) Aggregate cost to each Trust of the Bonds listed under the Portfolios of Securities on the immediately following pages is based on offering prices as of 1:00 P.M. on February 18, 1999, the Date of Deposit, determined by the Evaluator on the basis set forth in Part B, "Public Offering--Offering Price." Svenska Handelsbanken issued an irrevocable letter of credit in the aggregate principal amount of $11,000,000 which was deposited with the Trustee for the purchase of $10,000,000 principal amount of Bonds in all of the Trusts, pursuant to contracts to purchase such Bonds at the aggregate cost of $9,885,146 plus $79,297 representing accrued interest thereon through the Date of Deposit.
(2) The Indenture provides that the Trustee will advance amounts equal to the accrued interest on the underlying securities of each Trust (net of accrued expenses) through the Date of Deposit and that such amounts will be distributed to the Sponsor as Unit holder of record on such date, as set forth in Part B, "Rights of Unit Holders--Distribution of Interest and Principal."

(3) A portion of the Public Offering Price consists of cash in an amount sufficient to reimburse the Sponsor for the per Unit portion of all or a part of the organization costs of establishing a Trust. These costs have been estimated at $2.50, $2.50, $2.50 and $2.50 per Unit for the California Trust, Florida Trust, Maryland Trust and New York Trust, respectively. A payment will be made as of the close of the initial public offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization expenses are less than the estimated amount, only the actual organization expenses will be deducted from the assets of a Trust.

(4) Aggregate public offering price (exclusive of interest) computed on 3,000, 2,000, 2,000 and 3,000 Units of California Trust, Florida Trust, Maryland Trust and New York Trust, respectively, on the basis set forth in Part B, "Public Offering--Offering Price."

(5) Sales charge of 4.70% computed on 3,000, 2,000, 2,000 and 3,000 Units of California Trust, Florida Trust, Maryland Trust and New York Trust, respectively, on the basis set forth in Part B, "Public Offering--Offering Price."
(6) The Trustee has custody of and responsibility for all accounting and financial books, records, financial statements and related data of each Trust and is responsible for establishing and maintaining a system of internal controls directly related to, and designed to provide reasonable assurance as to the integrity and reliability of, financial reporting of each Trust. The Trustee is also responsible for all estimates and accruals reflected in each Trust's financial statements. The Evaluator determines the price for each underlying Bond included in each Trust's Portfolio of Securities on the basis set forth in Part B, "Public Offering--Offering Price."

                          TAX EXEMPT SECURITIES TRUST

   CALIFORNIA TRUST 167--PORTFOLIO OF SECURITIES AS OF FEBRUARY 18, 1999

                                                                      Cost of   Yield on  Annual
                                                      Redemption     Securities Date of  Interest
     Aggregate   Securities Represented    Ratings    Provisions      to Trust  Deposit   Income
     Principal    by Purchase Contracts      (1)          (2)          (3)(4)     (4)    to Trust
     ---------  ------------------------   ------- ----------------- ---------- -------- --------
  1.   $250,000 State of California,        Aa3*     12/1/08 @ 101   $  242,235  4.950%  $ 11,875
                Various Purpose General            SF 12/1/25 @ 100
                Obligation Bonds, 4.75%
                Due 12/1/2028
  2.    250,000 California Health            A+      1/1/08 @ 102       249,750  5.107     12,750
                Facilities Financing                SF 1/1/20 @ 100
                Authority, Insured
                Health Facility Revenue
                Bonds, Sunny View
                Lutheran Home, 5.10% Due
                1/1/2024
  3.    250,000 California Health            AAA     7/15/09 @ 101      247,868  5.050     12,500
                Facilities Financing               SF 8/15/36 @ 100
                Authority, Insured
                Revenue Bonds, Sutter
                Health, MBIA Insured,
                5.00% Due 8/15/2038
  4.    300,000 Alameda, California,         AAA     10/1/09 @ 101      291,159  4.950     14,250
                Corridor Transportation            SF 10/1/22 @ 100
                Authority, Tax-Exempt
                Senior Lien Revenue
                Bonds, MBIA Insured,
                4.75% Due 10/1/2025
  5.    350,000 City of Calabasas,           A2*     12/1/09 @ 102      353,500  5.141     18,375
                California, Certificates           SF 12/1/21 @ 100
                of Participation, Public
                Facilities Project,
                5.25% Due 12/1/2028
  6.    325,000 Intercommunity Hospital       A      11/1/08 @ 102      324,675  5.257     17,062
                Financing Authority,               SF 11/1/10 @ 100
                California, Certificates
                of Participation, ACA
                Insured, 5.25% Due
                11/1/2019
  7.    200,000 Department of Water and      AAA    10/15/08 @ 101      178,178  4.900      8,500
                Power of The City of Los           SF 10/15/31 @ 100
                Angeles, California,
                Water Works Revenue
                Bonds, MBIA Insured,
                4.25% Due 10/15/2034
  8.    300,000 Northern Inyo County,         A      12/1/08 @ 102      299,700  5.306     15,900
                California, Local                  SF 12/1/21 @ 100
                Hospital District
                Revenue Bonds, ACA
                Insured, 5.30% Due
                12/1/2028
  9.    500,000 Redevelopment Agency of      AAA     8/1/08 @ 101       484,340  4.950     23,750
                the City of San Jose,               SF 8/1/24 @ 100
                California, Merged Area
                Redevelopment Project,
                Tax Allocation Refunding
                Bonds, AMBAC Insured,
                4.75% Due 8/1/2029
 10.    150,000 Redevelopment Agency of       A      5/1/08 @ 102       153,235  5.000      7,875
                the City of San Jose,               SF 8/1/27 @ 100
                California, Merged Area
                Redevelopment Project,
                Tax Allocation Bonds,
                5.25% Due 8/1/2029
 11.    125,000 Sierra View Local Health      A      7/1/08 @ 101       124,875  5.250      6,563
                Care District, Tulare               SF 7/1/13 @ 100
                County, California,
                Refunding Revenue Bonds,
                ACA Insured, 5.25% Due
                7/1/2018
     ----------                                                      ----------          --------
     $3,000,000                                                      $2,949,515          $149,400
     ==========                                                      ==========          ========

                          TAX EXEMPT SECURITIES TRUST

                 FLORIDA TRUST 85--PORTFOLIO OF SECURITIES

                          AS OF FEBRUARY 18, 1999

                                                                      Cost of   Yield on  Annual
                                                      Redemption     Securities Date of  Interest
     Aggregate   Securities Represented    Ratings    Provisions      to Trust  Deposit   Income
     Principal    by Purchase Contracts      (1)          (2)          (3)(4)     (4)    to Trust
     ---------  ------------------------   ------- ----------------- ---------- -------- --------
 1.  $  250,000 The Board of Regents,        AA      5/1/09 @ 101    $  244,348  5.150%  $ 12,500
                State University System             SF 5/1/24 @ 100
                of Florida, Certificates
                of Participation,
                Florida Atlantic
                University Foundation,
                Inc., Asset Guaranty
                Insured, 5.00% Due
                5/1/2028
 2.     200,000 Clearwater, Florida,          A      5/1/13 @ 100       203,990  5.100     10,600
                Housing Authority,                  SF 5/1/14 @ 100
                Housing Revenue
                Refunding Bonds, The
                Hamptons at Clearwater,
                ACA Insured, 5.30% Due
                5/1/2018
 3.     250,000 City of Gainesville,         AA      10/1/06 @ 102      255,682  4.900     13,000
                Florida, Utilities                 SF 10/1/17 @ 100
                System Revenue Bonds,
                5.20% Due 10/1/2022
 4.     250,000 Hillsborough County          AA      12/1/08 @ 102      244,300  5.150     12,500
                Educational Facilities             SF 12/1/19 @ 100
                Authority, Florida,
                Revenue Bonds,
                University of Tampa
                Project, Asset Guaranty
                Insured, 5.00% Due
                12/1/2028
 5.     250,000 Highlands, County,           A-     11/15/08 @ 101      248,117  5.300     13,125
                Florida, Health                    SF 11/15/21 @ 100
                Facilities Authority,
                Hospital Revenue Bonds,
                Adventist Health
                System/Sunbelt Obligated
                Group, 5.25% Due
                11/15/2028
 6.     250,000 Orange County, Florida,      AAA     10/1/09 @ 100      242,770  4.950     11,875
                Tourist Development Tax            SF 10/1/22 @ 100
                Refunding Revenue Bonds,
                AMBAC Insured, 4.75% Due
                10/1/2024
 7.     250,000 City of Plant City,          AAA     10/1/09 @ 101      243,395  4.950     11,875
                Florida, Utility System            SF 10/1/19 @ 100
                Refunding and
                Improvement Revenue
                Bonds, MBIA Insured,
                4.75% Due 10/1/2020
 8.     300,000 City of Tampa, Florida,      AAA    11/15/08 @ 102      294,201  5.000     14,625
                Health System Revenue              SF 11/15/19 @ 100
                Bonds, Catholic Health
                East Issue, AMBAC
                Insured, 4.875% Due
                11/15/2028
     ----------                                                      ----------          --------
     $2,000,000                                                      $1,976,803          $100,100
     ==========                                                      ==========          ========



  The Notes following the Portfolios are an integral part of each Portfolio of
                                  Securities.

                          TAX EXEMPT SECURITIES TRUST

                MARYLAND TRUST 106--PORTFOLIO OF SECURITIES

                          AS OF FEBRUARY 18, 1999

                                                                                  Yield on  Annual
                                                      Redemption       Cost of    Date of  Interest
     Aggregate   Securities Represented    Ratings    Provisions    Securities to Deposit   Income
     Principal    by Purchase Contracts      (1)         (2)        Trust (3)(4)    (4)    to Trust
     ---------  ------------------------   ------- ---------------- ------------- -------- --------
 1.  $  315,000 Maryland Health and          A3*     7/1/08 @ 101    $  317,504    5.000%  $16,065
                Higher Educational                 SF 7/1/15 @ 100
                Facilities Authority,
                Hospital Refunding and
                Revenue Bonds, Union
                Hospital of Cecil County
                Issue, 5.10% Due
                7/1/2022
 2.     185,000 Maryland Health and         Aaa*     1/1/08 @ 101       193,591    4.900    10,175
                Higher Educational                 SF 1/1/14 @ 100
                Facilities Authority
                Revenue Bonds, Upper
                Chesapeake Hospitals
                Issue, FSA Insured,
                5.50% Due 1/1/2020
 3.     115,000 Maryland Health and           A      7/1/06 @ 102       118,416    4.900     6,095
                Higher Educational                 SF 7/1/19 @ 100
                Facilities Authority,
                Educational Facilities
                Mortgage Revenue Bonds,
                Green Acres School
                Issue, ACA Insured,
                5.30% Due 7/1/2028
 4.     435,000 Maryland Health and          AAA     2/1/09 @ 101       428,210    4.850    20,662
                Higher Educational                 SF 8/15/19 @ 100
                Facilities Authority
                Revenue Bonds,
                Medlantic/Helix Issue,
                FSA Insured, 4.75% Due
                8/15/2028
 5.     500,000 Prince George's County,      A*      7/1/04 @ 102       502,995    5.200    26,500
                Maryland, Project and              SF 7/1/15 @ 100
                Refunding Revenue Bonds,
                Dimensions Health
                Corporation Issue, 5.30%
                Due 7/1/2024
 6.     150,000 University of Maryland       AA+     4/1/09 @ 100       145,240    4.750     6,750
                System Auxiliary
                Facility & Tuition
                Revenue Bonds, 4.50% Due
                10/1/2018
 7.     300,000 Commonwealth of Puerto        A      7/1/08 @ 101       283,020    4.900    13,500
                Rico, Public Improvement           SF 7/1/19 @ 100
                Refunding Bonds, General
                Obligation Bonds, 4.50%
                Due 7/1/2023
     ----------                                                      ----------            -------
     $2,000,000                                                      $1,988,976            $99,747
     ==========                                                      ==========            =======



  The Notes following the Portfolios are an integral part of each Portfolio of
                                  Securities.

                          TAX EXEMPT SECURITIES TRUST

                NEW YORK TRUST 172--PORTFOLIO OF SECURITIES

                          AS OF FEBRUARY 18, 1999

                                                                      Cost of   Yield on  Annual
                                                      Redemption     Securities Date of  Interest
     Aggregate   Securities Represented    Ratings    Provisions      to Trust  Deposit   Income
     Principal    by Purchase Contracts      (1)          (2)          (3)(4)     (4)    to Trust
     ---------  ------------------------   ------- ----------------- ---------- -------- --------
  1. $  100,000 New York City, New York,     A-     11/15/07 @ 101   $  103,499  4.950%  $  5,375
                General Obligation                 SF 11/15/16 @ 100
                Bonds, 5.375% Due
                11/15/2017
  2.    410,000 New York City, New York,     AA      5/15/08 @ 101      381,837  4.950     18,450
                Transitional Finance               SF 11/15/24 @ 100
                Authority, Future Tax
                Secured Bonds, 4.50% Due
                11/15/2027
  3.    300,000 New York City, New York,     AAA     6/15/08 @ 101      290,352  4.950     14,250
                Municipal Water Finance            SF 6/15/30 @ 100
                Authority, Water and
                Sewer System Revenue
                Bonds, FGIC Insured,
                4.75% Due 6/15/2031
  4.    250,000 New York City, New York,     AAA     6/15/07 @ 101      256,468  4.900     13,125
                Municipal Water Finance            SF 6/15/28 @ 100
                Authority, Water and
                Sewer System Revenue
                Bonds, FSA Insured,
                5.25% Due 6/15/2029
  5.    105,000 Dormitory Authority of       AAA     8/15/08 @ 101       97,711  4.950      4,725
                The State of New York,             SF 2/15/19 @ 100
                Mental Health Services
                Facilities Improvement
                Revenue Bonds, AMBAC
                Insured, 4.50% Due
                8/15/2028
  6.    285,000 New York State Medical      Aa2*     2/15/04 @ 102      292,929  4.900     15,319
                Care Facilities Finance            SF 2/15/12 @ 100
                Agency, Hospital Insured
                Mortgage Revenue
                Refunding Bonds, 5.375%
                Due 2/15/2025
  7.    250,000 New York State Urban         A**     1/1/08 @ 102       246,228  5.100     12,500
                Development Corporation,            SF 1/1/19 @ 100
                Correctional Facilities
                Service Contract Revenue
                Bonds, 5.00% Due
                1/1/2028
  8.    250,000 New York State Urban         A**     1/1/04 @ 102       256,107  4.950     13,437
                Development Corporation,            SF 1/1/14 @ 100
                Correctional Capital
                Facilities Revenue
                Bonds, 5.375% Due
                1/1/2023
  9.    500,000 Long Island Power            A-      6/1/08 @ 101       510,640  5.000     26,250
                Authority, New York,               SF 12/1/23 @ 100
                Electric System General
                Revenue Bonds, 5.25% Due
                12/1/2026
 10.    100,000 Nassau County, New York,     AAA     10/1/07 @ 102      102,448  4.950      5,250
                Bridge Authority Revenue           SF 10/1/20 @ 100
                Bonds, Connie Lee
                Insured, 5.25% Due
                10/1/2026
 11.    200,000 Commonwealth of Puerto        A      7/1/08 @ 101       188,680  4.900      9,000
                Rico, Public Improvement            SF 7/1/19 @ 100
                Refunding Bonds, General
                Obligation Bonds, 4.50%
                Due 7/1/2023
 12.    250,000 Commonwealth of Puerto        A      7/1/08 @ 101       242,952  4.950     11,875
                Rico, Public Improvement            SF 7/1/19 @ 100
                Refunding Bonds, General
                Obligation Bonds, 4.75%
                Due 7/1/2023
     ----------                                                      ----------          --------
     $3,000,000                                                      $2,969,851          $149,556
     ==========                                                      ==========          ========

  The Notes following the Portfolios are an integral part of each Portfolio of
                                  Securities.

NOTES TO PORTFOLIOS OF SECURITIES

(1) For a description of the meaning of the applicable rating symbols as published by Standard & Poor's Ratings Group, a division of McGraw-Hill, Inc., Moody's Investors Service(*) and Fitch Investor Services, Inc.(**), see Part B, "Bond Ratings".

(2) There is shown under this heading the year in which each issue of Bonds initially is redeemable and the redemption price for that year; unless otherwise indicated, each issue continues to be redeemable at declining prices thereafter, but not below par. "SF" indicates a sinking fund has been or will be established with respect to an issue of Bonds. The prices at which Bonds may be redeemed or called prior to maturity may or may not include a premium and, in certain cases, may be less than the cost of the Bonds to a Trust. Certain Bonds in a Portfolio, including Bonds listed as not being subject to redemption provisions, may be redeemed in whole or in part other than by operation of the stated redemption or sinking fund provision under certain unusual or extraordinary circumstances specified in the instruments setting forth the terms and provisions of such Bonds. For example, see discussion of obligations of housing authorities in Part B, "Tax Exempt Securities Trust--Portfolio."

(3) Contracts to purchase Bonds were entered into during the period August 27, 1998, through February 18, 1999, with the settlement date on February 24, 1999. The Profit to the Sponsor on Deposit totals $29,149, $20,011, $16,797 and $31,896 for the California Trust, Florida Trust, Maryland Trust and New York Trust, respectively.

(4) Evaluation of the Bonds by the Evaluator is made on the basis of current offering prices for the Bonds. The current offering prices of the Bonds are greater than the current bid prices of the Bonds. The Redemption Price per Unit and the public offering price of the Units in the secondary market are determined on the basis of the current bid prices of the Bonds. (See Part B, "Public Offering--Offering Price" and "Rights of Unit Holders--Redemption of Units.") Yield of Bonds was computed on the basis of offering prices on the date of deposit. The aggregate bid price of the Bonds in the California Trust, Florida Trust, Maryland Trust and New York Trust on February 24, 1999, was $2,937,515, $1,968,804, $1,980,976 and
    $2,957,851, respectively.

PROSPECTUS--Part B:
-------------------------------------------------------------------------------
 Note that Part B of this Prospectus may not be distributed unless accompanied by Part A.
-------------------------------------------------------------------------------

TAX EXEMPT SECURITIES TRUST

The Trusts

  For over 20 years, Tax Exempt Securities Trust has specialized in quality municipal bond investments designed to meet a variety of investment objectives and tax situations. Tax Exempt Securities Trust is a convenient and cost effective alternative to individual bond purchases. Each Trust is one of a series of similar but separate unit investment trusts created under the laws of the State of New York by a Trust Indenture and Agreement and related Reference Trust Agreement dated the Date of Deposit (collectively, the "Trust Agreement"), of Salomon Smith Barney Inc., as Sponsor, The Chase Manhattan Bank, as Trustee, and Kenny S&P Evaluation Services, a business unit of J.J. Kenny Company, Inc., as Evaluator. Each Trust containing Bonds of a State for which such Trust is named (a "State Trust") and each National Trust, Selected Term Trust, Long-Intermediate Term Trust, Intermediate Term Trust, Short-Intermediate Term Trust and Short Term Trust are referred to herein as the "Trust" or "Trusts," unless the context requires otherwise. On the Date of Deposit, the Sponsor deposited contracts and funds (represented by a certified check or checks and/or an irrevocable letter or letters of credit, issued by a major commercial bank) for the purchase of certain interest-bearing obligations (the "Bonds") and/or Units of preceding Series of Tax Exempt Securities Trust (such Bonds and Units of preceding Series of Tax Exempt Securities Trust, if any, (the "Deposited Units") being referred to herein collectively as the "Securities"). The Trustee thereafter delivered to the Sponsor registered certificates of beneficial interest (the "Certificates") representing the units (the "Units") comprising the entire ownership of each Trust, which Units are being offered hereby. References to multiple Trusts in Part B herein should be read as references to a single Trust if Part A indicates the creation of only one Trust.

  Notwithstanding the availability of the above-mentioned certified check or checks and/or irrevocable letter or letters of credit, it is expected that the Sponsor will pay for the Bonds as the contracts for their purchase become due. A substantial portion of such contracts have not become due by the date of this Prospectus. To the extent Units are sold prior to the settlement of such contracts, the Sponsor will receive the purchase price on such Units prior to the time at which they pay for Bonds pursuant to such contracts and have the use of such funds during this period.

Objectives

  A tax-exempt unit investment trust provides many of the same benefits as individual bond purchases, while the Unit holder avoids the complexity of analyzing, selecting and monitoring a multi-bond portfolio. The objectives of a Trust are tax-exempt income and conservation of capital through an investment in a diversified portfolio of municipal bonds. There is, of course, no guarantee that a Trust's objectives will be achieved since the payment of interest and the preservation of principal are dependent upon the continued ability of the issuers of the bonds to meet such obligations. Subsequent to the Date of Deposit, the ratings of the Bonds set forth in Part A--"Portfolio of Securities" may decline due to, among other factors, a decline in creditworthiness of the issuer of said Bonds.

Portfolio

  The Sponsor's investment professionals select Bonds for the Trust portfolios from among the 200,000 municipal bond issues that vary according to bond purpose, credit quality and years to maturity. The following factors, among others, were considered in selecting the Bonds for each Trust: (1) the Bonds are obligations of the states, counties, territories or municipalities of the United States and authorities or political subdivisions thereof, so that the interest on them will, in the opinion of recognized bond counsel to the issuing governmental authorities, be exempt from Federal tax (including alternative minimum tax) under existing law to the extent described in "Taxes", (2) all the Bonds deposited in a State Trust are obligations of the State for which such Trust is named or of the counties, territories or municipalities of such State, and authorities or political subdivisions thereof, or of the Territory of Guam or the Commonwealth of Puerto Rico, so that the interest on them will, in the opinion of recognized bond counsel to the issuing governmental authorities, be exempt from regular Federal income tax under existing law to the extent described in "Taxes" and from state income taxes in the state for which such State Trust is named to the extent described in Part C, (3) the Bonds are rated A or better by a major bond rating agency, (4) the Bonds were chosen, in part, on the basis of their respective maturity dates and offer a degree of call protection, (5) the Bonds are diversified as to purpose of issue and location of issuer, except in the case of a State Trust where the Bonds are diversified only as to purpose of issue, and (6) in the opinion of the Sponsor, the Bonds are fairly valued relative to other bonds of comparable quality and maturity.

  The Bonds in the Portfolio of a Trust were chosen in part on the basis of their respective maturity dates. The Bonds in each Trust will have a dollar-weighted average portfolio maturity as designated in Part A--"Portfolio Summary as of Date of Deposit." For the actual maturity date of each of the Bonds contained in a Trust, which date may be earlier or later than the dollar-weighted average portfolio maturity of the Trust, see Part A, "Portfolio of Securities" for information relating to the particular Trust. A sale or other disposition of a Bond by the Trust prior to the maturity of such Bond may be at a price which results in a loss to the Trust. The inability of an issuer to pay the principal amount due upon the maturity of a Bond would result in a loss to the Trust.

  In the event that any contract for the purchase of any Bond fails, the Sponsor is authorized under the Trust Agreement, subject to the conditions set forth below, to instruct the Trustee to acquire other securities (the "Replacement Bonds") for inclusion in the Portfolio of the affected Trust. Any Replacement Bonds must be deposited not later than the earlier of (i) the first monthly Distribution Date of the Trust or (ii) 90 days after such Trust was established. The cost and aggregate principal amount of a Replacement Bond may not exceed the cost and aggregate principal amount of the Bond which it replaces. In addition, a Replacement Bond must (1) be a tax-exempt bond; (2) have a fixed maturity or disposition date comparable to the Bond it replaces;
(3) be purchased at a price that results in a yield to maturity and in a current return, in each case as of the execution and delivery of the Trust Agreement, which is approximately equivalent to the yield to maturity and current return of the Bond which it replaces; (4) be purchased within twenty days after delivery of notice of the failed contracts; and (5) be rated in a category A or better by Standard & Poor's, Moody's, Fitch, or Duff & Phelps. Whenever a Replacement Bond has been acquired for a Trust, the Trustee shall, within five days thereafter, notify all Unit holders of such Trust of the acquisition of the Replacement Bond.

  In the event that a contract to purchase any of the Bonds fails and Replacement Bonds are not acquired, the Trustee will, not later than the second monthly Distribution Date, distribute to Unit holders the funds attributable to the failed contract. The Sponsor will, in such a case, refund the sales charge applicable to the failed contract. If less than all the funds attributable to a failed contract are applied to purchase Replacement Bonds, the remaining moneys will be distributed to Unit holders not later than the second monthly Distribution Date. Moreover, the failed contract will reduce the Estimated Net Annual Income per Unit, and may lower the Estimated Current Return and Estimated Long-Term Return indicated in the "Summary of Essential Information" in Part A.

Risk Factors

  Certain Bonds in a Trust may have been purchased by the Sponsor on a "when, as and if issued" basis; that is, they had not yet been issued by their governmental entity on the Date of Deposit (although such governmental entity had committed to issue such Bonds). Contracts relating to such "when, as and if issued" Bonds are not expected to be settled by the first settlement date for Units. In the case of these and/or certain other Bonds, the delivery of the Bonds may be delayed ("delayed delivery") or may not occur. Unit holders who purchased their Units of a Trust prior to the date such Bonds are actually delivered to the Trustee may have to make a downward adjustment in the tax basis of their Units for interest accruing on such "when, as and if issued" or "delayed delivery" Bonds during the interval between their purchase of Units and delivery of such Bonds, since the Trust and the Unit holders will not be reimbursing the Sponsor for interest accruing on such "when, as and if issued" or "delayed delivery" Bonds during the period between the settlement date for the Units and the delivery of such Bonds into the Trust. (See "Taxes.") Such adjustment has been taken into account in computing the Estimated Current Return and Estimated Long-Term Return set forth herein, which is slightly lower than Unit holders may receive after the first year. (See Part A, "Summary of Essential Information.") To the extent that the delivery of such Bonds is delayed beyond their respective expected delivery dates, the Estimated Current Return and Estimated Long-Term Return for the first year may be lower than indicated in the "Summary of Essential Information" in Part A.

  Most of the Bonds in the Portfolio of a Trust are subject to redemption prior to their stated maturity date pursuant to sinking fund or call provisions. (See Part A--"Portfolio Summary as of Date of Deposit" for information relating to the particular Trust described therein.) In general, a call or redemption provision is more likely to be exercised when the offering price valuation of a bond is higher than its call or redemption price, as it might be in periods of declining interest rates, than when such price valuation is less than the bond's call or redemption price. To the extent that a Bond was deposited in a Trust at a price higher than the price at which it is redeemable, redemption will result in a loss of capital when compared with the original public offering price of the Units. Conversely, to the extent that a Bond was acquired at a price lower than the redemption price, redemption will result in an increase in capital when compared with the original public offering price of the Units. Monthly distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to redeemed bonds. The Estimated Current Return and Estimated Long-Term Return of the Units may be affected by such redemptions. Each Portfolio of Securities in Part A contains a listing of the sinking fund and call provisions, if any, with respect to each of the Bonds in a Trust. Because certain of the Bonds may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms and the proceeds from such events will be distributed to Unit holders and will not be reinvested, no assurance can be given that a Trust will retain for any length of time its present size and composition. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Bond.

  The Portfolio of the Trust may consist of some Bonds whose current market values were below face value on the Date of Deposit. A primary reason for the market value of such Bonds being less than face value at maturity is that the interest coupons of such Bonds are at lower rates than the current market interest rate for comparably rated Bonds, even though at the time of the issuance of such Bonds the interest coupons thereon represented then prevailing interest rates on comparably rated Bonds then newly issued. Bonds selling at market discounts tend to increase in market value as they approach maturity when the principal amount is payable. A market discount tax-exempt Bond held to maturity will have a larger portion of its total return in the form of taxable ordinary income and less in the form of tax-exempt income than a comparable Bond bearing interest at current market rates. Under the provisions of the Internal Revenue Code in effect on the date of this Prospectus, any income attributable to market discount will be taxable but will not be realized until maturity, redemption or sale of the Bonds or Units.

  As set forth under "Portfolio Summary as of Date of Deposit", the Trust may contain or be concentrated in one or more of the classifications of Bonds referred to below. A Trust is considered to be "concentrated" in a particular category when the Bonds in that category constitute 25% or more of the aggregate value of the Portfolio. (See Part A--"Portfolio Summary as of Date of Deposit" for information relating to the particular Trust described therein.) An investment in Units of the Trust should be made with an understanding of the risks that these investments may entail, certain of which are described below.

  General Obligation Bonds. Certain of the Bonds in the Portfolio may be general obligations of a governmental entity that are secured by the taxing power of the entity. General obligation bonds are backed by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. However, the taxing power of any governmental entity may be limited by provisions of state constitutions or laws and an entity's credit will depend on many factors, including an erosion of the tax base due to population declines, natural disasters, declines in the state's industrial base or inability to attract new industries, economic limits on the ability to tax without eroding the tax base and the extent to which the entity relies on Federal or state aid, access to capital markets or other factors beyond the entity's control. Many issuers are facing highly difficult choices about significant tax increases and/or spending reductions in order to restore budgetary balance. Failure to implement these actions on a timely basis could force the issuers to depend upon market access to finance deficits or cash flow needs.

  In addition, certain of the Bonds in the Trust may be obligations of issuers (including California issuers) who rely in whole or in part on ad valorem real property taxes as a source of revenue. Certain proposals, in the form of state legislative proposals or voter initiatives, to limit ad valorem real property taxes have been introduced in various states, and an amendment to the constitution of the State of California, providing for strict limitations on ad valorem real property taxes, has had a significant impact on the taxing powers of local governments and on the financial conditions of school districts and local governments in California. It is not possible at this time to predict the final impact of such measures, or of similar future legislative or constitutional measures, on school districts and local governments or on their abilities to make future payments on their outstanding debt obligations.

  Industrial Development Revenue Bonds ("IDRs"). IDRs, including pollution control revenue bonds, are tax-exempt securities issued by states, municipalities, public authorities or similar entities ("issuers") to finance the cost of acquiring, constructing or improving various projects, including pollution control facilities and certain industrial development facilities. These projects are usually operated by corporate entities. IDRs are not general obligations of governmental entities backed by their taxing power. Issuers are only obligated to pay amounts due on the IDRs to the extent that funds are available from the unexpended proceeds of the IDRs or receipts or revenues of the issuer under arrangements between the issuer and the corporate operator of a project. These arrangements may be in the form of a lease, installment sale agreement, conditional sale agreement or loan agreement, but in each case the payments to the issuer are designed to be sufficient to meet the payments of amounts due on the IDRs.

  IDRs are generally issued under bond resolutions, agreements or trust indentures pursuant to which the revenues and receipts payable under the issuer's arrangements with the corporate operator of a particular project have been assigned and pledged to the holders of the IDRs or a trustee for the benefit of the holders of the IDRs. In certain cases, a mortgage on the underlying project has been assigned to the holders of the IDRs or a trustee as additional security for the IDRs. In addition, IDRs are frequently directly guaranteed by the corporate operator of the project or by another affiliated company. Regardless of the structure, payment of IDRs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors that are industrial companies may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition (including that of low-cost foreign companies), unfunded pension fund liabilities or off-balance sheet items, and financial deterioration resulting from leveraged buy-outs or takeovers. However, certain of the IDRs in the Portfolio may be additionally insured or secured by letters of credit issued by banks or otherwise guaranteed or secured to cover amounts due on the IDRs in the event of default in payment by an issuer.

  Hospital and Health Care Facility Bonds. The ability of hospitals and other health care facilities to meet their obligations with respect to revenue bonds issued on their behalf is dependent on various factors, including but not limited to the level of payments received from private third-party payors and government programs and the cost of providing health care services.

  A significant portion of the revenues of hospitals and other health care facilities is derived from private third-party payors and government programs, including the Medicare and Medicaid programs. Both private third-party payors and government programs have undertaken cost containment measures designed to limit payments made to health care facilities. Furthermore, government programs are subject to statutory and regulatory changes, retroactive rate adjustments, administrative rulings and government funding restrictions, all of which may materially decrease the rate of program payments for health care facilities. Certain special revenue obligations (i.e., Medicare or Medicaid revenues) may be payable subject to appropriations by state legislatures. There can be no assurance that payments under governmental programs will remain at levels comparable to present levels or will, in the future, be sufficient to cover the costs allocable to patients participating in such programs. In addition, there can be no assurance that a particular hospital or other health care facility will continue to meet the requirements for participation in such programs.

  The costs of providing health care services are subject to increase as a result of, among other factors, changes in medical technology and increased labor costs. In addition, health care facility construction and operation is subject to federal, state and local regulation relating to the adequacy of medical care, equipment, personnel, operating policies and procedures, rate-setting, and compliance with building codes and environmental laws. Facilities are subject to periodic inspection by governmental and other authorities to assure continued compliance with the various standards necessary for licensing and accreditation. These regulatory requirements are subject to change and, to comply, it may be necessary for a hospital or other health care facility to incur substantial capital expenditures or increased operating expenses to effect changes in its facilities, equipment, personnel and services.

  Hospitals and other health care facilities are subject to claims and legal actions by patients and others in the ordinary course of business. Although these claims are generally covered by insurance, there can be no assurance that a claim will not exceed the insurance coverage of a health care facility or that insurance coverage will be available to a facility. In addition, a substantial increase in the cost of insurance could adversely affect the results of operations of a hospital or other health care facility. The Clinton Administration may impose regulations which could limit price increases for hospitals or the level of reimbursements for third-party payors or other measures to reduce health care costs and make health care available to more individuals, which would reduce profits for hospitals. Some states, such as New Jersey, have significantly changed their reimbursement systems. If a hospital cannot adjust to the new system by reducing expenses or raising rates, financial difficulties may arise. Also, Blue Cross has denied reimbursement for some hospitals for services other than emergency room services. The lost volume would reduce revenues unless replacement patients were found.

  Certain hospital bonds may provide for redemption at par at any time upon the sale by the issuer of the hospital facilities to a non-affiliated entity, if the hospital becomes subject to ad valorem taxation, or in various other circumstances. For example, certain hospitals may have the right to call bonds at par if the hospital may be legally required because of the bonds to perform procedures against specified religious principles or to disclose information that is considered confidential or privileged. Certain FHA-insured bonds may provide that all or a portion of these bonds, otherwise callable at a premium, can be called at par in certain circumstances. If a hospital defaults upon a bond obligation, the realization of Medicare and Medicaid receivables may be uncertain and, if the bond obligation is secured by the hospital facilities, legal restrictions on the ability to foreclose upon the facilities and the limited alternative uses to which a hospital can be put may severely reduce its collateral value.

  The Internal Revenue Service has engaged in a program of audits of certain large tax-exempt hospital and health care facility organizations. Although these audits have not yet been completed, it has been reported that the tax-exempt status of some of these organizations may be revoked. At this time, it is uncertain whether any of the hospital and health care facility bonds held by the Trust will be affected by such audit proceedings.

  Single Family and Multi-Family Housing Bonds. Multi-family housing revenue bonds and single family mortgage revenue bonds are state and local housing issues that have been issued to provide financing for various housing projects. Multi-family housing revenue bonds are payable primarily from the revenues derived from mortgage loans to housing projects for low to moderate income families. Single-family mortgage revenue bonds are issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences.

  Housing obligations are not general obligations of the issuer although certain obligations may be supported to some degree by Federal, state or local housing subsidy programs. Budgetary constraints experienced by these programs as well as the failure by a state or local housing issuer to satisfy the qualifications required for coverage under these programs or any legal or administrative determinations that the coverage of these programs is not available to a housing issuer, probably will result in a decrease or elimination of subsidies available for payment of amounts due on the issuer's obligations. The ability of housing issuers to make debt service payments on their obligations may also be affected by various economic and non-economic developments including, among other things, the achievement and maintenance of sufficient occupancy levels and adequate rental income in multi-family projects, the rate of default on mortgage loans underlying single family issues and the ability of mortgage insurers to pay claims, employment and income conditions prevailing in local markets, increases in construction costs, taxes, utility costs and other operating expenses, the managerial ability of project managers, changes in laws and governmental regulations and economic trends generally in the localities in which the projects are situated. Occupancy of multi-family housing projects may also be adversely affected by high rent levels and income limitations imposed under Federal, state or local programs.

  All single family mortgage revenue bonds and certain multi-family housing revenue bonds are prepayable over the life of the underlying mortgage or mortgage pool, and therefore the average life of housing obligations cannot be determined. However, the average life of these obligations will ordinarily be less than their stated maturities. Single-family issues are subject to mandatory redemption in whole or in part from prepayments on underlying mortgage loans; mortgage loans are frequently partially or completely prepaid prior to their final stated maturities as a result of events such as declining interest rates, sale of the mortgaged premises, default, condemnation or casualty loss. Multi-family issues are characterized by mandatory redemption at par upon the occurrence of monetary defaults or breaches of covenants by the project operator. Additionally, housing obligations are generally subject to mandatory partial redemption at par to the extent that proceeds from the sale of the obligations are not allocated within a stated period (which may be within a year of the date of issue). To the extent that these obligations were valued at a premium when a Holder purchased Units, any prepayment at par would result in a loss of capital to the Holder and, in any event, reduce the amount of income that would otherwise have been paid to Holders.

  The tax exemption for certain housing revenue bonds depends on qualification under Section 143 of the Internal Revenue Code of 1986, as amended (the "Code"), in the case of single family mortgage revenue bonds or Section 142(a)(7) of the Code or other provisions of Federal law in the case of certain multi-family housing revenue bonds (including Section 8 assisted bonds). These sections of the Code or other provisions of Federal law contain certain ongoing requirements, including requirements relating to the cost and location of the residences financed with the proceeds of the single family mortgage revenue bonds and the income levels of tenants of the rental projects financed with the proceeds of the multi-family housing revenue bonds. While the issuers of the bonds and other parties, including the originators and servicers of the single-family mortgages and the owners of the rental projects financed with the multi-family housing revenue bonds, generally covenant to meet these ongoing requirements and generally agree to institute procedures designed to ensure that these requirements are met, there can be no assurance that these ongoing requirements will be consistently met. The failure to meet these requirements could cause the interest on the bonds to become taxable, possibly retroactively to the date of issuance, thereby reducing the value of the bonds, subjecting the Holders to unanticipated tax liabilities and possibly requiring the Trustee to sell the bonds at reduced values. Furthermore, any failure to meet these ongoing requirements might not constitute an event of default under the applicable mortgage or permit the holder to accelerate payment of the bond or require the issuer to redeem the bond. In any event, where the mortgage is insured by the Federal Housing Administration, its consent may be required before insurance proceeds would become payable to redeem the mortgage bonds.

  Power Facility Bonds. The ability of utilities to meet their obligations with respect to revenue bonds issued on their behalf is dependent on various factors, including the rates they may charge their customers, the demand for a utility's services and the cost of providing those services. Utilities, in particular investor-owned utilities, are subject to extensive regulations relating to the rates which they may charge customers. Utilities can experience regulatory, political and consumer resistance to rate increases. Utilities engaged in long-term capital projects are especially sensitive to regulatory lags in granting rate increases. Any difficulty in obtaining timely and adequate rate increases could adversely affect a utility's results of operations.

  The demand for a utility's services is influenced by, among other factors, competition, weather conditions and economic conditions. Electric utilities, for example, have experienced increased competition as a result of the availability of other energy sources, the effects of conservation on the use of electricity, self-generation by industrial customers and the generation of electricity by co-generators and other independent power producers. Also, increased competition will result if federal regulators determine that utilities must open their transmission lines to competitors. Utilities which distribute natural gas also are subject to competition from alternative fuels, including fuel oil, propane and coal.

  The utility industry is an increasing cost business making the cost of generating electricity more expensive and heightening its sensitivity to regulation. A utility's costs are influenced by the utility's cost of capital, the availability and cost of fuel and other factors. In addition, natural gas pipeline and distribution companies have incurred increased costs as a result of long-term natural gas purchase contracts containing "take or pay" provisions which require that they pay for natural gas even if natural gas is not taken by them. There can be no assurance that a utility will be able to pass on these increased costs to customers through increased rates. Utilities incur substantial capital expenditures for plant and equipment. In the future they will also incur increasing capital and operating expenses to comply with environmental legislation such as the Clean Air Act of 1990, and other energy, licensing and other laws and regulations relating to, among other things, air emissions, the quality of drinking water, waste water discharge, solid and hazardous substance handling and disposal, and siting and licensing of facilities. Environmental legislation and regulations are changing rapidly and are the subject of current public policy debate and legislative proposals. It is increasingly likely that some or many utilities will be subject to more stringent environmental standards in the future that could result in significant capital expenditures. Future legislation and regulation could include, among other things, regulation of so-called electromagnetic fields associated with electric transmission and distribution lines as well as emissions of carbon dioxide and other so-called greenhouse gases associated with the burning of fossil fuels. Compliance with these requirements may limit a utility's operations or require substantial investments in new equipment and, as a result, may adversely affect a utility's results of operations.

  The electric utility industry in general is subject to various external factors including (a) the effects of inflation upon the costs of operation and construction, (b) substantially increased capital outlays and longer construction periods for larger and more complex new generating units, (c) uncertainties in predicting future load requirements, (d) increased financing requirements coupled with limited availability of capital, (e) exposure to cancellation and penalty charges on new generating units under construction,
(f) problems of cost and availability of fuel, (g) compliance with rapidly changing and complex environmental, safety and licensing requirements, (h) litigation and proposed legislation designed to delay or prevent construction of generating and other facilities, (i) the uncertain effects of conservation on the use of electric energy, (j) uncertainties associated with the development of a national energy policy, (k) regulatory, political and consumer resistance to rate increases and (l) increased competition as a result of the availability of other energy sources. These factors may delay the construction and increase the cost of new facilities, limit the use of, or necessitate costly modifications to, existing facilities, impair the access of electric utilities to credit markets, or substantially increase the cost of credit for electric generating facilities. The Sponsor cannot predict at this time the ultimate effect of such factors on the ability of any issuers to meet their obligations with respect to Bonds.

  The National Energy Policy Act ("NEPA"), which became law in October, 1992, made it mandatory for a utility to permit non-utility generators of electricity access to its transmission system for wholesale customers, thereby increasing competition for electric utilities. NEPA also mandated demand-side management policies to be considered by utilities. NEPA prohibits the Federal Energy Regulatory Commission from mandating electric utilities to engage in retail wheeling, which is competition among suppliers of electric generation to provide electricity to retail customers (particularly industrial retail customers) of a utility. However, under NEPA, a state can mandate retail wheeling under certain conditions.

  There is concern by the public, the scientific community, and the U.S. Congress regarding environmental damage resulting from the use of fossil fuels. Congressional support for the increased regulation of air, water, and soil contaminants is building and there are a number of pending or recently enacted legislative proposals which may affect the electric utility industry. In particular, on November 15, 1990, legislation was signed into law which substantially revised the Clean Air Act (the "1990 Amendments"). The 1990 Amendments sought to improve the ambient air quality throughout the United States by the year 2000. A main feature of the 1990 Amendments is the reduction of sulphur dioxide and nitrogen oxide emissions caused by electric utility power plants, particularly those fueled by coal. Under the 1990 Amendments the U.S. Environmental Protection Agency ("EPA") was required to develop limits for nitrogen oxide emissions by 1993. The sulphur dioxide reduction will be achieved in two phases. Phase I addressed specific generating units named in the 1990 Amendments. In Phase II the total U.S. emissions will be capped at 8.9 million tons by the year 2000. The 1990 Amendments contain provisions for allocating allowances to power plants based on historical or calculated levels. An allowance is defined as the authorization to emit one ton of sulphur dioxide.

  The 1990 Amendments also provided for possible further regulation of toxic air emissions from electric generating units pending the results of several federal government studies to be conducted over a three to four year period with respect to anticipated hazards to public health, available corrective technologies, and mercury toxicity.

  Electric utilities which own or operate nuclear power plants are exposed to risks inherent in the nuclear industry. These risks include exposure to new requirements resulting from extensive federal and state regulatory oversight, public controversy, decommissioning costs, and spent fuel and radioactive waste disposal issues. While nuclear power construction risks are no longer of paramount concern, the emerging issue is radioactive waste disposal. In addition, nuclear plants typically require substantial capital additions and modifications throughout their operating lives to meet safety, environmental, operational and regulatory requirements and to replace and upgrade various plant systems. The high degree of regulatory monitoring and controls imposed on nuclear plants could cause a plant to be out of service or on limited service for long periods. When a nuclear facility owned by an investor-owned utility or a state or local municipality is out of service or operating on a limited service basis, the utility operator or its owners may be liable for the recovery of replacement power costs. Risks of substantial liability also arise from the operation of nuclear facilities and from the use, handling, and possible radioactive emissions associated with nuclear fuel. Insurance may not cover all types or amounts of loss which may be experienced in connection with the ownership and operation of a nuclear plant and severe financial consequences could result from a significant accident or occurrence. The Nuclear Regulatory Commission has promulgated regulations mandating the establishment of funded reserves to assure financial capability for the eventual decommissioning of licensed nuclear facilities. These funds are to be accrued from revenues in amounts currently estimated to be sufficient to pay for decommissioning costs.

  The ability of state and local joint action power agencies to make payments on bonds they have issued is dependent in large part on payments made to them pursuant to power supply or similar agreements. Courts in Washington, Oregon and Idaho have held that certain agreements between the Washington Public Power Supply System ("WPPSS") and the WPPSS participants are unenforceable because the participants did not have the authority to enter into the agreements. While these decisions are not specifically applicable to agreements entered into by public entities in other states, they may cause a reexamination of the legal structure and economic viability of certain projects financed by joint power agencies, which might exacerbate some of the problems referred to above and possibly lead to legal proceedings questioning the enforceability of agreements upon which payment of these bonds may depend.

  Water and Sewer Revenue Bonds. Water and sewer bonds are generally payable from user fees. The ability of state and local water and sewer authorities to meet their obligations may be affected by failure of municipalities to utilize fully the facilities constructed by these authorities, economic or population decline and resulting decline in revenue from user charges, rising construction and maintenance costs and delays in construction of facilities, impact of environmental requirements, failure or inability to raise user charges in response to increased costs, the difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no growth" zoning ordinances. In some cases this ability may be affected by the continued availability of Federal and state financial assistance and of municipal bond insurance for future bond issues.

  University and College Bonds. The ability of universities and colleges to meet their obligations is dependent upon various factors, including the size and diversity of their sources of revenues, enrollment, reputation, management expertise, the availability and restrictions on the use of endowments and other funds, the quality and maintenance costs of campus facilities, and, in the case of public institutions, the financial condition of the relevant state or other governmental entity and its policies with respect to education. The institution's ability to maintain enrollment levels will depend on such factors as tuition costs, demographic trends, geographic location, geographic diversity and quality of the student body, quality of the faculty and the diversity of program offerings.

  Legislative or regulatory action in the future at the Federal, state or local level may directly or indirectly affect eligibility standards or reduce or eliminate the availability of funds for certain types of student loans or grant programs, including student aid, research grants and work-study programs, and may affect indirect assistance for education.

  Lease Rental Bonds. Lease rental bonds are issued for the most part by governmental authorities that have no taxing power or other means of directly raising revenues. Rather, the authorities are financing vehicles created solely for the construction of buildings (administrative offices, convention centers and prisons, for example) or the purchase of equipment (police cars and computer systems, for example) that will be used by a state or local government (the "lessee"). Thus, the bonds are subject to the ability and willingness of the lessee government to meet its lease rental payments which include debt service on the bonds. Willingness to pay may be subject to changes in the views of citizens and government officials as to the essential nature of the finance project. Lease rental bonds are subject, in almost all cases, to the annual appropriation risk, i.e., the lessee government is not legally obligated to budget and appropriate for the rental payments beyond the current fiscal year. These bonds are also subject to the risk of abatement in many states--rental bonds cease in the event that damage, destruction or condemnation of the project prevents its use by the lessee. (In these cases, insurance provisions and reserve funds designed to alleviate this risk become important credit factors). In the event of default by the lessee government, there may be significant legal and/or practical difficulties involved in the reletting or sale of the project. Some of these issues, particularly those for equipment purchase, contain the so-called "substitution safeguard", which bars the lessee government, in the event it defaults on its rental payments, from the purchase or use of similar equipment for a certain period of time. This safeguard is designed to insure that the lessee government will appropriate the necessary funds even though it is not legally obligated to do so, but its legality remains untested in most, if not all, states.

  Capital Improvement Facility Bonds. The Portfolio of a Trust may contain Bonds which are in the capital improvement facilities category. Capital improvement bonds are bonds issued to provide funds to assist political subdivisions or agencies of a state through acquisition of the underlying debt of a state or local political subdivision or agency which bonds are secured by the proceeds of the sale of the bonds, proceeds from investments and the indebtedness of a local political subdivision or agency. The risks of an investment in such bonds include the risk of possible prepayment or failure of payment of proceeds on and default of the underlying debt.

  Solid Waste Disposal Bonds. Bonds issued for solid waste disposal facilities are generally payable from tipping fees and from revenues that may be earned by the facility on the sale of electrical energy generated in the combustion of waste products. The ability of solid waste disposal facilities to meet their obligations depends upon the continued use of the facility, the successful and efficient operation of the facility and, in the case of waste-to-energy facilities, the continued ability of the facility to generate electricity on a commercial basis. All of these factors may be affected by a failure of municipalities to fully utilize the facilities, an insufficient supply of waste for disposal due to economic or population decline, rising construction and maintenance costs, any delays in construction of facilities, lower-cost alternative modes of waste processing and changes in environmental regulations. Because of the relatively short history of this type of financing, there may be technological risks involved in the satisfactory construction or operation of the projects exceeding those associated with most municipal enterprise projects. Increasing environmental regulation on the federal, state and local level has a significant impact on waste disposal facilities. While regulation requires more waste producers to use waste disposal facilities, it also imposes significant costs on the facilities. These costs include compliance with frequently changing and complex regulatory requirements, the cost of obtaining construction and operating permits, the cost of conforming to prescribed and changing equipment standards and required methods of operation and, for incinerators or waste-to-energy facilities, the cost of disposing of the waste residue that remains after the disposal process in an environmentally safe manner. In addition, waste disposal facilities frequently face substantial opposition by environmental groups and officials to their location and operation, to the possible adverse effects upon the public health and the environment that may be caused by wastes disposed of at the facilities and to alleged improper operating procedures. Waste disposal facilities benefit from laws which require waste to be disposed of in a certain manner but any relaxation of these laws could cause a decline in demand for the facilities' services. Finally, waste-to-energy facilities are concerned with many of the same issues facing utilities insofar as they derive revenues from the sale of energy to local power utilities (see Power Facility Bonds above).

  Moral Obligation Bonds. The Trust may also include "moral obligation" bonds. If an issuer of moral obligation bonds is unable to meet its obligations, the repayment of the bonds becomes a moral commitment but not a legal obligation of the state or municipality in question. Even though the state may be called on to restore any deficits in capital reserve funds of the agencies or authorities which issued the bonds, any restoration generally requires appropriation by the state legislature and accordingly does not constitute a legally enforceable obligation or debt of the state. The agencies or authorities generally have no taxing power.

  Refunded Bonds. Refunded Bonds are typically secured by direct obligations of the U.S. Government, or in some cases obligations guaranteed by the U.S. Government, placed in an escrow account maintained by an independent trustee until maturity or a predetermined redemption date. These obligations are generally noncallable prior to maturity or the predetermined redemption date. In a few isolated instances to date, however, bonds which were thought to be escrowed to maturity have been called for redemption prior to maturity.

  Airport, Port and Highway Revenue Bonds. Certain facility revenue bonds are payable from and secured by the revenues from the ownership and operation of particular facilities, such as airports (including airport terminals and maintenance facilities), bridges, marine terminals, turnpikes and port authorities. For example, the major portion of gross airport operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for airport use, occupancy of certain terminal space, facilities, service fees, concessions and leases. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. The air transport industry is experiencing significant variations in earnings and traffic, due to increased competition, excess capacity, increased aviation fuel costs, deregulation, traffic constraints, the recent recession and other factors. As a result, several airlines experienced severe financial difficulties. Several airlines have sought protection from their creditors under Chapter 11 of the Bankruptcy Code while, other airlines have been liquidated. The Sponsor cannot predict what effect these industry conditions may have on airport revenues which are dependent for payment on the financial condition of the airlines and their usage of the particular airport facility. Furthermore, proposed Legislation would provide the U.S. Secretary of Transportation with the temporary authority to freeze airport fees upon the occurrence of disputes between a particular airport facility and the airlines utilizing that facility.

  Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as use fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors and increased cost of maintenance or decreased use of a facility, lower cost of alternative modes of transportation or scarcity of fuel and reduction or loss of rents.

  Special Tax Bonds. Special tax bonds are payable from and secured by the revenues derived by a municipality from a particular tax such as a tax on the rental of a hotel room, on the purchase of food and beverages, on the rental of automobiles or on the consumption of liquor. Special tax bonds are not secured by the general tax revenues of the municipality, and they do not represent general obligations of the municipality. Therefore, payment on special tax bonds may be adversely affected by a reduction in revenues realized from the underlying special tax due to a general decline in the local economy or population or due to a decline in the consumption, use or cost of the goods and services that are subject to taxation. Also, should spending on the particular goods or services that are subject to the special tax decline, the municipality may be under no obligation to increase the rate of the special tax to ensure that sufficient revenues are raised from the shrinking taxable base.

  Tax Allocation Bonds. Tax allocation bonds are typically secured by incremental tax revenues collected on property within the areas where redevelopment projects, financed by bond proceeds are located ("project areas"). Such payments are expected to be made from projected increases in tax revenues derived from higher assessed values of property resulting from development in the particular project area and not from an increase in tax rates. Special risk considerations include: reduction of, or a less than anticipated increase in, taxable values of property in the project area, caused either by economic factors beyond the Issuer's control (such as a relocation out of the project area by one or more major property owners) or by destruction of property due to natural or other disasters; successful appeals by property owners of assessed valuations; substantial delinquencies in the payment of property taxes; or imposition of any constitutional or legislative property tax rate decrease.

  Transit Authority Bonds. Mass transit is generally not self-supporting from fare revenues. Therefore, additional financial resources must be made available to ensure operation of mass transit systems as well as the timely payment of debt service. Often such financial resources include Federal and state subsidies, lease rentals paid by funds of the state or local government or a pledge of a special tax such as a sales tax or a property tax. If fare revenues or the additional financial resources do not increase appropriately to pay for rising operating expenses, the ability of the issuer to adequately service the debt may be adversely affected.

  Convention Facility Bonds. The Portfolio of a Trust may contain Bonds of issuers in the convention facilities category. Bonds in the convention facilities category include special limited obligation securities issued to finance convention and sports facilities payable from rental payments and annual governmental appropriations. The governmental agency is not obligated to make payments in any year in which the monies have not been appropriated to make such payments. In addition, these facilities are limited use facilities that may not be used for purposes other than as convention centers or sports facilities.

  Correctional Facility Bonds. The Portfolio of a Trust may contain Bonds of issuers in the correctional facilities category. Bonds in the correctional facilities category include special limited obligation securities issued to construct, rehabilitate and purchase correctional facilities payable from governmental rental payments and/or appropriations.

  Puerto Rico Bonds. Certain of the Bonds in the Trust may be general obligations and/or revenue bonds of issuers located in Puerto Rico. Such Bonds will be affected by general economic conditions in Puerto Rico. The economy of Puerto Rico is fully integrated with that of the mainland United States. During fiscal year 1998, approximately 90% of Puerto Rico's exports were to the United States mainland, which was also the source of 61% of Puerto Rico's imports. In fiscal 1998, Puerto Rico experienced a $8.5 billion positive adjusted merchandise trade balance. The dominant sectors of the Puerto Rico economy are manufacturing and services. Gross product in fiscal 1993 was $25.1 billion ($24.5 billion in 1992 prices) and gross product in fiscal 1997 was $32.1 billion ($27.7 billion in 1992 prices). This represents an increase in gross product of 27.7% from fiscal 1993 to 1997 (13.0% in 1992 prices). According to the Labor Department's Household Employment Survey, during fiscal 1998, total employment increased 0.8% over fiscal 1997. The preliminary figures of gross product for fiscal 1998, released in November 1998, was $34.7 billion ($28.5 billion in 1992 prices). This represents an increase of 8.1% (3.1% in 1992 prices ) over fiscal 1997. This preliminary growth rate is 0.1% above the original base line forecast for fiscal 1998. The Planning Board's gross product forecast for fiscal 1999, made in February 1998, projected an increase of 2.7% over fiscal 1998. According to the Labor Department's Household Employment Survey, during the first five months of fiscal 1999, total employment decreased 1.2% over the same period for fiscal 1998. Total monthly employment averaged 1,124,800 during the first five months of fiscal 1999, compared to 1,138,400 over the same period in fiscal 1998. The seasonally adjusted unemployment rate for November 1998 was 13.3%.

  Year 2000 Issue. The Trusts, like other businesses and entities, could be adversely affected if the computer systems used by the Sponsor and Trustee or other service providers to a Trust do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 Problem." The Sponsor and Trustee are taking steps that they believe are reasonably designed to address the Year 2000 Problem with respect to computer systems that they use and to obtain reasonable assurances that comparable steps are being taken by the Trusts' other service providers. However, there can be no assurance that the Year 2000 Problem will be properly or timely resolved so to avoid any adverse impact to each Trust. The Year 2000 Problem may thus also adversely affect issuers of the Bonds contained in the Trust, to varying degrees based upon various factors. The Sponsor is unable to predict what affect, if any, the Year 2000 Problem will have on such issuers.

  Insurance. Certain Bonds (the "Insured Bonds") may be insured or guaranteed by American Capital Access Corporation ("ACA"), Asset Guaranty Insurance Co. ("AGI"), AMBAC Indemnity Corporation ("AMBAC"), Asset Guaranty Reinsurance Company ("Asset Guaranty"), Capital Guaranty Insurance Company ("CGIC"), Capital Markets Assurance Corp. ("CAPMAC"), Connie Lee Insurance Company ("Connie Lee"), Financial Guaranty Insurance Company "Financial Guaranty"), Financial Security Assurance Inc. ("FSA"), or MBIA Insurance Corporation ("MBIA") (collectively, the "Insurance Companies"). The claims-paying ability of each of these companies, unless otherwise indicated, is rated AAA by Standard & Poor's or another acceptable national rating service. The ratings are subject to change at any time at the discretion of the rating agencies. In determining whether to insure bonds, the Insurance Companies severally apply their own standards. The cost of this insurance is borne either by the issuers or previous owners of the bonds or by the Sponsor. The insurance policies are non-cancellable and will continue in force so long as the Insured Bonds are outstanding and the insurers remain in business. The insurance policies guarantee the timely payment of principal and interest on but do not guarantee the market value of the Insured Bonds or the value of the Units. The insurance policies generally do not provide for accelerated payments of principal or, except in the case of any portfolio insurance policies, cover redemptions resulting from events of taxability. If the issuer of any Insured Bond should fail to make an interest or principal payment, the insurance policies generally provide that the Trustee or its agent shall give notice of nonpayment to the Insurance Company or its agent and provide evidence of the Trustee's right to receive payment. The Insurance Company is then required to disburse the amount of the failed payment to the Trustee or its agent and is thereafter subrogated to the Trustee's right to receive payment from the issuer.

  The following are brief descriptions of certain of the insurance companies that may insure or guarantee certain Bonds. The financial information presented for each company has been determined on a statutory basis and is unaudited.

  ACA is a wholly owned subsidiary of American Capital Access Holdings, Inc. ("Holdings"), which, in turn is owned by American Capital Access Holdings, L.L.C. ACA is a Maryland domiciled financial guaranty insurance company and the major operating entity of Holdings; Holdings also owns American Capital Access Service Corp., which provides primarily personnel-related services to ACA.

  ACA was initially capitalized in 1997, with $117,000,000 in policyholders' surplus. Additionally, Zurich Reinsurance (North America) Inc. has provided a $50,000,000 soft capital facility and Capital Reinsurance Co. has written ACA a $75,000,000 excess of loss treaty. Standard & Poor's has assigned an A claims-paying ability to ACA.

  AGI and its affiliate company Enhance Reinsurance Co. are managed by essentially the same management team and are direct, wholly owned subsidiaries of Enhance Financial Services Group Inc.

  AMBAC is a Wisconsin-domiciled stock insurance corporation, regulated by the Office of the Commissioner of Insurance of the State of Wisconsin, and licensed to do business in 50 states, the District of Columbia, the Territory of Guam and the Commonwealth of Puerto Rico, with admitted assets of approximately $3,073,000,000 (unaudited) and statutory capital of approximately $1,769,000,000 (audited) as of June 30, 1998. Statutory capital consists of AMBAC's policyholders' surplus and statutory contingency reserve. AMBAC is a wholly owned subsidiary of AMBAC Inc., a 100% publicly-held company. Moody's, Standard & Poor's and Fitch have each assigned a triple-A claims-paying ability rating to AMBAC.

  AMBAC has obtained a ruling from the Internal Revenue Service to the effect that the insuring of an obligation by AMBAC will not affect the treatment for federal income tax purposes of interest on such obligation and that insurance proceeds representing maturing interest paid by AMBAC under policy provisions substantially identical to those contained in its municipal bond insurance policy shall be treated for federal income tax purposes in the same manner as if such payments were made by the issuer of the Bonds.

  Asset Guaranty is a New York State insurance company licensed to write financial guarantee, credit, residual value and surety insurance. Asset Guaranty commenced operations in mid-1988 by providing reinsurance to several major monoline insurers. Asset Guaranty also issued limited amounts of primary financial guaranty insurance, but not in direct competition with the primary monoline companies for which it acts as a reinsurer. The parent holding company of Asset Guaranty, Asset Guarantee Inc. (AGI), merged with Enhance Financial Services (EFS) in June, 1990 to form Enhance Financial Services Group Inc. (EFSG). The two main, 100%-owned subsidiaries of EFSG, Asset Guaranty and Enhance Reinsurance Company (ERC), share common management and physical resources.

  CAPMAC commenced operations in December, 1987 as the second monoline financial guaranty insurance company (after FSA) organized solely to insure non-municipal obligations. CAPMAC, a New York corporation, is a wholly-owned subsidiary of CAPMAC Holdings, Inc. (CHI), which was sold in 1992 by Citibank (New York State) to a group of 12 investors led by the following: Dillon Read's Saratoga Partners II; L.P. (Saratoga), an acquisition fund; Caprock Management, Inc., representing Rockefeller family interests; Citigrowth Fund, a Citicorp venture capital group; and CAPMAC senior management and staff. These groups control approximately 70% of the stock of CHI. CAPMAC had traditionally specialized in guaranteeing consumer loan and trade receivable asset-backed securities. Under the new ownership group CAPMAC intends to become involved in the municipal bond insurance business, as well as their traditional non-municipal business.

  FSA is a monoline insurance company incorporated in 1984 under the laws of the State of New York and is licensed to engage in the financial guaranty insurance business in all 50 states, the District of Columbia and Puerto Rico.

  FSA is a wholly owned subsidiary of Financial Security Assurance Holdings Ltd. ("Holdings"), a New York Stock Exchange listed company. Major shareholders of Holdings include Fund American Enterprises Holdings, Inc., US WEST Capital Corporation and Tokio Marine and Fire Insurance Co., Ltd. No shareholder of Holdings is obligated to pay any debt of FSA or any claim under any insurance policy issued by FSA or to make any additional contribution to the capital of FSA.

  Pursuant to an intercompany agreement, liabilities on financial guaranty insurance written or reinsured from third parties, by FSA or any of its domestic operating insurance company subsidiaries are reinsured among such companies on an agreed upon percentage substantially proportional to their respective capital, surplus and reserves, subject to applicable statutory risk limitations. In addition, FSA reinsures a portion of its liabilities under certain of its financial guaranty insurance policies with other reinsurers under various quota-share treaties and on a transaction-by-transaction basis. Such reinsurance is utilized by FSA as a risk management device and to comply with certain statutory and rating agency requirements; it does not alter or limit FSA's obligations under any financial guaranty insurance policy. As of June 30, 1998, total shareholders equity of FSA and its wholly-owned subsidiaries was (unaudited) $949,625,000 and total unearned premium reserves was (unaudited) $457,615,000.

  Connie Lee, a Wisconsin stock insurance corporation, is wholly-owned subsidiary of Connie Lee Holdings, Inc. (formerly Construction Loan Insurance Corporation, and herein, "Holdings"). On December 18, 1997, AMBAC acquired all of the outstanding capital stock of Holdings. Holdings and Connie Lee are now wholly-owned subsidiaries of AMBAC. Connie Lee, which guaranteed bonds issued primarily for college and hospital infrastructure projects, is not expected to write any new business. AMBAC and Connie Lee have arrangements in place to assure that Connie Lee maintains a level of capital sufficient to support Connie Lee's outstanding obligations and for Connie Lee insured bonds to retain their triple-A rating.

  As of December 31, 1997, the qualified statutory capital of Connie Lee was $112,742,860 (unaudited) and total admitted assets were $46,792,234 (unaudited), as reported to the Commissioner of Insurance of the State of Wisconsin.

  Financial Guaranty Insurance Company ("Financial Guaranty") is a wholly-owned subsidiary of FGIC Corporation ("Corporation"), a Delaware holding company. The Corporation is a wholly-owned subsidiary of General Electric Capital Corporation ("GECC"). Neither the Corporation nor GECC is obligated to pay the debts of or the claims against Financial Guaranty. Financial Guaranty is a monoline financial guaranty insurer domiciled in the State of New York and is subject to regulation by the State of New York Insurance Department. As of June 30, 1998, the total capital and surplus of Financial Guaranty was $1,282,692,798. In addition, Financial Guaranty is currently licensed to write insurance in all 50 states and the District of Columbia.

  MBIA is the principal operating subsidiary of MBIA Inc. The principal shareholders of MBIA Inc. were originally Aetna Casualty and Surety Company, The Fund American Companies, Inc., subsidiaries of CIGNA Corporation and Credit Local de France, CAECL, S.A. These principal shareholders now own approximately 13% of the outstanding common stock of MBIA Inc., following a series of four public equity offerings over a five-year period. MBIA is domiciled in the State of New York and licensed to do business in, and subject to regulation under, the laws of all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, the Commonwealth of the Northern Mariana Islands, the Virgin Islands of the United States and the Territory of Guam. As of December 31, 1997, MBIA had admitted assets of approximately $5,300,000,000 (audited), total liabilities of approximately $3,500,000,000 (audited), and policyholders' surplus of approximately $1,800,000,000 (audited), prepared in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities.

  Insurance companies are subject to regulation and supervision in the jurisdictions in which they do business under statutes which delegate regulatory, supervisory and administrative powers to state insurance commissioners. This regulation, supervision and administration relate, among other things, to: the standards of solvency which must be met and maintained; the licensing of insurers and their agents; the nature of and limitations on investments; deposits of securities for the benefit of policyholders; approval of policy forms and premium rates; periodic examinations of the affairs of insurance companies; annual and other reports required to be filed on the financial condition of insurers or for other purposes; and requirements regarding reserves for unearned premiums, losses and other matters. Regulatory agencies require that premium rates not be excessive, inadequate or unfairly discriminatory. Insurance regulation in many states also includes "assigned risk" plans, reinsurance facilities, and joint underwriting associations, under which all insurers writing particular lines of insurance within the jurisdiction must accept, for one or more of those lines, risks unable to secure coverage in voluntary markets. A significant portion of the assets of insurance companies is required by law to be held in reserve against potential claims on policies and is not available to general creditors.

  Although the Federal government does not regulate the business of insurance, Federal initiatives can significantly impact the insurance business. Current and proposed Federal measures which may significantly affect the insurance business include pension regulation (ERISA), controls on medical care costs, minimum standards for no-fault automobile insurance, national health insurance, personal privacy protection, tax law changes affecting life insurance companies or the relative desirability of various personal investment vehicles and repeal of the current antitrust exemption for the insurance business. (If this exemption is eliminated, it will substantially affect the way premium rates are set by all property-liability insurers.) In addition, the Federal government operates in some cases as a co-insurer with the private sector insurance companies.

  Insurance companies are also affected by a variety of state and Federal regulatory measures and judicial decisions that define and extend the risks and benefits for which insurance is sought and provided. These include judicial redefinitions of risk exposure in areas such as products liability and state and Federal extension and protection of employee benefits, including pension, workers' compensation, and disability benefits. These developments may result in short-term adverse effects on the profitability of various lines of insurance. Longer-term adverse effects can often be minimized through prompt repricing of coverages and revision of policy terms. In some instances, these developments may create new opportunities for business growth. All insurance companies write policies and set premiums based on actuarial assumptions about mortality, injury, the occurrence of accidents and other insured events. These assumptions, while well supported by past experience, necessarily do not take account of future events. The occurrence in the future of unforeseen circumstances could affect the financial condition of one or more insurance companies. The insurance business is highly competitive and with the deregulation of financial service businesses, it should become more competitive. In addition, insurance companies may expand into non-traditional lines of business which may involve different types of risks.

  The above financial information relating to the Insurance Companies has been obtained from publicly available information. No representation is made as to the accuracy or adequacy of the information or as to the absence of material adverse changes since the information was made available to the public.

  Litigation and Legislation. To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any Bonds which might reasonably be expected to have a material adverse effect upon the Trust. At any time after the Date of Deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, with respect to Bonds in the Trust. Litigation, for example, challenging the issuance of pollution control revenue bonds under environmental protection statutes may affect the validity of Bonds or the tax-free nature of their interest. While the outcome of litigation of this nature can never be entirely predicted, opinions of bond counsel are delivered on the date of issuance of each Bond to the effect that the Bond has been validly issued and that the interest thereon is exempt from regular Federal income tax. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to make payments due on the Bonds.

  Under the Federal Bankruptcy Act, a political subdivision or public agency or instrumentality of any state, including municipalities, may proceed to restructure or otherwise alter the terms of its obligations, including those of the type comprising the Trust's Portfolio. The Sponsor is unable to predict what effect, if any, this legislation might have on the Trust.

  From time to time Congress considers proposals to tax the interest on state and local obligations, such as the Bonds. The Supreme Court clarified in South Carolina v. Baker (decided April 20, 1988) that the U.S. Constitution does not prohibit Congress from passing a nondiscriminatory tax on interest on state and local obligations. This type of legislation, if enacted into law, could adversely affect an investment in Units. Holders are urged to consult their own tax advisers.

  Tax Exemption. In the opinion of bond counsel rendered on the date of issuance of each Bond, the interest on each Bond is excludable from gross income under existing law for regular Federal income tax purposes (except in certain circumstances depending on the Holder) but may be subject to state and local taxes. As discussed under Taxes below, interest on some or all of the Bonds may become subject to regular Federal income tax, perhaps retroactively to their date of issuance, as a result of changes in Federal law or as a result of the failure of issuers (or other users of the proceeds of the Bonds) to comply with certain ongoing requirements.

  Moreover, the Internal Revenue Service is expanding its examination program with respect to tax-exempt bonds. The expanded examination program will consist of, among other measures, increased enforcement against abusive transactions, broader audit coverage (including the expected issuance of audit guidelines) and expanded compliance achieved by means of expected revisions to the tax-exempt bond information return forms. At this time, it is uncertain whether the tax exempt status of any of the Bonds would be affected by such proceedings, or whether such effect, if any, would be retroactive.

  In certain cases, a Bond may provide that if the interest on the Bond should ultimately be determined to be taxable, the Bond would become due and payable by its issuer, and, in addition, may provide that any related letter of credit or other security could be called upon if the issuer failed to satisfy all or part of its obligation. In other cases, however, a Bond may not provide for the acceleration or redemption of the Bond or a call upon the related letter of credit or other security upon a determination of taxability. In those cases in which a Bond does not provide for acceleration or redemption or in which both the issuer and the bank or other entity issuing the letter of credit or other security are unable to meet their obligations to pay the amounts due on the Bond as a result of a determination of taxability, the Trustee would be obligated to sell the Bond and, since it would be sold as a taxable security, it is expected that it would have to be sold at a substantial discount from current market price. In addition, as mentioned above, under certain circumstances Holders could be required to pay income tax on interest received prior to the date on which the interest is determined to be taxable.

The Units

  On the Date of Deposit, each Unit in a Trust represented a fractional undivided interest in the principal and net income of such Trust as is set forth in Part A, "Summary of Essential Information."

  If any Units are redeemed after the date of this Prospectus by the Trustee, the principal amount of Bonds in the affected Trust will be reduced by an amount allocable to redeemed Units and the fractional undivided interest in the affected Trust represented by each unredeemed Unit will be increased. Units will remain outstanding until redeemed upon tender to the Trustee by any Unit holder, which may include the Sponsor, or until the termination of the Trust Agreement. (See "Amendment and Termination of the Trust Agreement-- Termination.")

Taxes

  The following discussion addresses only the tax consequences of Units held as capital assets and does not address the tax consequences of Units held by dealers, financial institutions or insurance companies.

  In the opinion of Battle Fowler LLP, special counsel for the Sponsor, under existing law:

    The Trusts are not associations taxable as corporations for Federal income tax purposes, and income received by the Trusts will be treated as the income of the Unit holders ("Holders") in the manner set forth below.

    Each Holder of Units of a Trust will be considered the owner of a pro rata portion of each Bond in the Trust under the grantor trust rules of Sections 671-679 of the Internal Revenue Code of 1986, as amended (the "Code"). The total cost to a Holder of its Units, including sales charges, is allocated to its pro rata portion of each Bond, in proportion to the fair market values thereof on the date the Holder purchases its Units, in order to determine its tax cost for his pro rata portion of each Bond. In order to determine the face amount of a Holder's pro rata portion of each Bond on the Date of Deposit, see "Aggregate Principal" under "Portfolio of Securities". In order for a Holder who purchases its Units on the Date of Deposit to determine the fair market value of its pro rata portion of each Bond on such date, see "Cost of Securities to Trust" under "Portfolio of Securities".

    Each Holder of Units of a Trust will be considered to have received the interest on its pro rata portion of each Bond when interest on the Bond is received by the Trust. In the opinion of bond counsel (delivered on the date of issuance of each Bond), such interest will be excludable from gross income for regular Federal income tax purposes (except in certain limited circumstances referred to below). Amounts received by a Trust pursuant to a bank letter of credit, guarantee or insurance policy with respect to payments of principal, premium or interest on a Bond in the Trust will be treated for Federal income tax purposes in the same manner as if such amounts were paid by the issuer of the Bond.

    The Trusts may contain Bonds which were originally issued at a discount ("original issue discount"). The following principles will apply to each Holder's pro rata portion of any Bond originally issued at a discount. In general, original issue discount is defined as the difference between the price at which a debt obligation was issued and its stated redemption price at maturity. Original issue discount on a tax-exempt obligation issued after September 3, 1982, is deemed to accrue as tax-exempt interest over the life of the obligation under a formula based on the compounding of interest. Original issue discount on a tax-exempt obligation issued before July 2, 1982 is deemed to accrue as tax-exempt interest ratably over the life of the obligation. Original issue discount on any tax-exempt obligation issued during the period beginning July 2, 1982 and ending September 3, 1982 is also deemed to accrue as tax-exempt interest over the life of the obligation, although it is not clear whether such accrual is ratable or is determined under a formula based on the compounding of interest. If a Holder's tax cost for its pro rata portion of a Bond issued with original issue discount is greater than its "adjusted issue price" but less than its stated redemption price at maturity (as may be adjusted for certain payments), the Holder will be considered to have purchased its pro rata portion of the Bond at an "acquisition premium." A Holder's adjusted tax basis for its pro rata portion of a Bond issued with original issue discount will include original issue discount accrued during the period such Holder held its Units. Such increases to the Holder's tax basis in its pro rata portion of the Bond resulting from the accrual of original issue discount, however, will be reduced by the amortization of any such acquisition premium.

    If a Holder's tax basis for its pro rata portion of a Bond in the Holder's Trust exceeds the redemption price at maturity thereof (subject to certain adjustments), the Holder will be considered to have purchased its pro rata portion of the Bond with "amortizable bond premium". The Holder is required to amortize such bond premium over the term of the Bond. Such amortization is only a reduction of basis for its pro rata portion of the Bond and does not result in any deduction against the Holder's income. Therefore, under some circumstances, a Holder may recognize taxable gain when its pro rata portion of a Bond is disposed of for an amount equal to or less than its original tax basis therefor.

    A Holder will recognize taxable gain or loss when all or part of its pro rata portion of a Bond in its Trust is disposed of by the Trust for an amount greater or less than its adjusted tax basis. A Holder will also be considered to have disposed of all or part of its pro rata portion of each Bond when it sells or redeems all or some of its Units. Any such taxable gain or loss will be capital gain or loss (assuming that the Units are held as capital assets), except that any gain from the disposition of a Holder's pro rata portion of a Bond acquired by the Holder at a "market discount" (i.e., where the Holder's original basis for its pro rata portion of the Bond (plus any original issue discount that will accrue thereon until its maturity) is less than its stated redemption price at maturity) would be treated as ordinary income to the extent the gain does not exceed the accrued market discount. Capital gains are generally taxed at the same rate as ordinary income. However, the excess of net long-term capital gains over net short-term capital losses may be taxed at a lower rate than ordinary income for certain noncorporate taxpayers. A capital gain or loss is long-term if the asset is held for more than one year and short-term if held for one year or less. The deduction of capital losses is subject to limitations.

    Under Section 265 of the Code, a Holder (except a corporate Holder) is not entitled to a deduction for its pro rata share of fees and expenses of a Trust because the fees and expenses are incurred in connection with the production of tax-exempt income. Further, if borrowed funds are used by a Holder to purchase or carry Units of any Trust, interest on such indebtedness will not be deductible for Federal income tax purposes. In addition, under rules used by the Internal Revenue Service, the purchase of Units may be considered to have been made with borrowed funds even though the borrowed funds are not directly traceable to the purchase of Units. Similar rules may be applicable for state tax purposes.

    From time to time proposals are introduced in Congress and state legislatures which, if enacted into law, could have an adverse impact on the tax-exempt status of the Bonds. It is impossible to predict whether any legislation in respect of the tax status of interest on such obligations may be proposed and eventually enacted at the Federal or state level.

    The foregoing discussion relates only to Federal and certain aspects of New York State and City income taxes. Depending on their state of residence, Holders may be subject to state and local taxation and should consult their own tax advisers in this regard.

  Interest on certain tax-exempt bonds issued after August 7, 1986 will be a preference item for purposes of the alternative minimum tax ("AMT"). The Sponsor believes that interest (including any original issue discount) on the Bonds should not be subject to the AMT for individuals or corporations under this rule. A corporate Holder should be aware, however, that the accrual or receipt of tax-exempt interest not subject to the AMT may give rise to an alternative minimum tax liability (or increase an existing liability) because the interest income will be included in the corporation's "adjusted current earnings" for purposes of the adjustment to alternative minimum taxable income required by Section 56(g) of the Code.

  In addition, interest on the Bonds must be taken into consideration in computing the portion, if any, of social security benefits that will be included in an individual's gross income and subject to Federal income tax. Holders are urged to consult their own tax advisers concerning an investment in Units.

  At the time of issuance of each Bond, an opinion relating to the validity of the Bond and to the exemption of interest thereon from regular Federal income taxes was or will be rendered by bond counsel. Neither the Sponsor nor Battle Fowler LLP have made or will make any review of the proceedings relating to the issuance of the Bonds or the basis for these opinions. The tax exemption is dependent upon the issuer's (and other users') compliance with certain ongoing requirements, and the opinion of bond counsel assumes that these requirements will be complied with. However, there can be no assurance that the issuer (and other users) will comply with these requirements, in which event the interest on the Bond could be determined to be taxable retroactively to the date of issuance.

  In the case of certain of the Bonds, the opinions of bond counsel indicate that interest on such Bonds received by a "substantial user" of the facilities being financed with the proceeds of such Bonds, or persons related thereto, for periods while such Bonds are held by such a user or related person, will not be exempt from regular Federal income taxes, although interest on such Bonds received by others would be exempt from regular Federal income taxes. "Substantial user" is defined under U.S. Treasury Regulations to include only a person whose gross revenue derived with respect to the facilities financed by the issuance of bonds is more than 5% of the total revenue derived by all users of such facilities, or who occupies more than 5% of the usable area of such facilities or for whom such facilities or a part thereof were specifically constructed, reconstructed or acquired. "Related persons" are defined to include certain related natural persons, affiliated corporations, partners and partnerships. Similar rules may be applicable for state tax purposes.

  After the end of each calendar year, the Trustee will furnish to each Holder an annual statement containing information relating to the interest received by the Trust on the Bonds, the gross proceeds received by the Trust from the disposition of any Bond (resulting from redemption or payment at maturity of any Bond or the sale by the Trust of any Bond), and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to each Holder and to the Internal Revenue Service. Holders are required to report to the Internal Revenue Service the amount of tax-exempt interest received during the year.

Expenses and Charges

  Initial Expenses

  Investors will reimburse the Sponsor on a per Unit basis, all or a portion of the estimated costs incurred in organizing each Trust--including the cost of the initial preparation of documents relating to a Trust, Federal and State registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket expenses. The estimated organization costs will be paid to the Sponsor from the assets of a Trust as of the close of the initial public offering period. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor. Any balance of the costs incurred in establishing a Trust, as well as advertising and selling expenses and other out-of-pocket expenses will be paid at no cost to the Trusts.

  Trustee's, Sponsor's and Evaluator's Fees

  The Trustee will receive for its ordinary recurring services to a Trust an annual fee in the amount set forth under Part A, "Summary of Essential Information." For a discussion of the services performed by the Trustee pursuant to its obligations under the Trust Agreement, see "Rights of Unit Holders." The Trustee will receive the benefit of any reasonable cash balances in the Income and Principal Accounts.

  There are no management fees and the Sponsor earns only a nominal Portfolio Supervision fee (the "Supervision Fee"), which is earned for Portfolio supervisory services. This fee is based upon the greatest face amount of Bonds in the Trust at any time during the calendar year with respect to which the fee is being computed.

  The Supervision Fee, which is not to exceed the amount set forth in Part A-- "Summary of Essential Information", may exceed the actual costs of providing Portfolio supervisory services for such Trust, but at no time will the total amount the Sponsor receives for Portfolio supervisory services rendered to all series of Tax Exempt Securities Trust in any calendar year exceed the aggregate cost to them of supplying such services in such year. In addition, the Sponsor may also be reimbursed for bookkeeping and other administrative services provided to the Trust in amounts not exceeding their costs of providing these services.

  The Evaluator will receive a fee in the amount set forth under Part A, "Summary of Essential Information," for each evaluation of the Bonds in a Trust. For a discussion of the services performed by the Evaluator pursuant to its obligations under the Trust Agreement, see "Evaluator--Responsibility" and "Public Offering--Offering Price."

  Any of such fees may be increased without approval of the Unit holders by amounts not exceeding proportionate increases in consumer prices for services as measured by the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent" or, if such Index is no longer published, in a similar Index to be determined by the Trustee and the Sponsor.

  Other Charges

  The following additional charges are or may be incurred by a Trust: all expenses of the Trustee (including fees and expenses of counsel and auditors) incurred in connection with its activities under the Trust Agreement, including reports and communications to Unit holders; expenses and costs of any action undertaken by the Trustee to protect a Trust and the rights and interests of the Unit holders; fees of the Trustee for any extraordinary services performed under the Trust Agreement; indemnification of the Trustee for any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of a Trust; to the extent lawful, expenses (including legal, accounting and printing expenses) of maintaining registration or qualification of the Units and/or a Trust under Federal or state securities laws subsequent to initial registration so long as the Sponsor maintains a market for the Units and all taxes and other governmental charges imposed upon the Bonds or any part of a Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated). The above expenses, including the Trustee's fee, when paid by or owing to the Trustee, are secured by a lien on the Trust. In addition, the Trustee is empowered to sell Bonds in order to make funds available to pay all expenses.

PUBLIC OFFERING

Offering Price

  During the initial public offering period, the Public Offering Price of the Units of a Trust is determined by adding to the Evaluator's determination of the aggregate offering price of the Bonds per Unit a sales charge equal to a percentage of the Public Offering Price of the Units of the Trust, as set forth in the table below. In addition, during the initial public offering period a portion of the Public Offering Price per Unit also consists of cash in an amount sufficient to pay the per Unit portion of all or a part of the cost incurred in organizing and offering a Trust, see "Expenses and Charges-- Initial Expenses". After the initial public offering period, the Public Offering Price of the Units of a Trust will be determined by adding to the Evaluator's determination of the aggregate bid price of the Bonds per Unit a sales charge equal to 5.00% of the Public Offering Price (5.263% of the aggregate bid price of the Bonds per Unit). A proportionate share of accrued and undistributed interest on the Bonds in a Trust at the date of delivery of the Units of such Trust to the purchaser is also added to the Public Offering Price. (See "Rights of Unit Holders--Distribution of Interest and Principal.")

  During the initial public offering period, the sales charge and dealer concession for the Trusts will be reduced as follows:

                                              Percent of   Percent of
                                                Public     Net Amount   Dealer
Units Purchased+                            Offering Price  Invested  Concession
----------------                            -------------- ---------- ----------
    1- 99..................................     4.70%        4.932%     $33.00
  100-249..................................     4.25%        4.439%     $32.00
  250-499..................................     4.00%        4.167%     $30.00
  500-999..................................     3.50%        3.627%     $25.00
1,000 or more..............................     3.00%        3.093%     $20.00

The Sponsor may at any time change the amount by which the sales charge is reduced, or discontinue the discount completely.
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+ The reduced sales charge is also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $1,000 for one Unit, etc.

  Units held in the name of the spouse or child under the age of 21 of the purchaser are deemed to be registered in the name of the purchaser for purposes of calculating the applicable sales charge.

  Pursuant to employee benefit plans, Units of a Trust are available to employees of the Sponsor and its subsidiaries, affiliates and employee-related discounts, during the initial public offering period, at a Public Offering Price equal to the Evaluator's determination of the aggregate offering price of the Bonds of a Trust per Unit plus a sales charge of .50% of the Public Offering Price and after the initial public offering period, at a Public Offering Price equal to the Evaluator's determination of the aggregate bid price of the Bonds of a Trust per Unit plus a sales charge of .50% of the Public Offering Price. Sales through such plans to employees of the Sponsor result in less selling effort and selling expenses than sales to the general public. Participants in the Smith Barney Asset One SM Program may purchase Units of the Trust at a Public Offering Price equal to the Evaluator's determination of the aggregate offering price of the Bonds of a Trust per Unit during the initial offering period and after the initial offering period at a Public Offering Price equal to the Evaluator's determination of the aggregate bid price of the Bonds of a Trust per Unit. Participants in the Smith Barney Asset One SM Program are subject to certain fees for specified securities brokerage and execution services.

Method of Evaluation

  During the initial public offering period, the aggregate offering price of the Bonds is determined by the Evaluator (1) on the basis of current offering prices for the Bonds*, (2) if offering prices are not available for any Bonds, on the basis of current offering prices for comparable securities, (3) by appraisal, or (4) by any combination of the above. Such determinations are made each business day as of the Evaluation Time set forth in the "Summary of Essential Information," in Part A, effective for all sales made subsequent to the last preceding determination. Following the initial public offering period, the aggregate bid price of the Bonds (which is used to calculate the price at which the Sponsor repurchases and sells Units in the secondary market and the Redemption Price at which Units may be redeemed) will be determined by the Evaluator (1) on the basis of the current bid prices for the Bonds*, (2) if bid prices are not available for any Bonds, on the basis of current bid prices of comparable securities, (3) by appraisal, or (4) by any combination of the above. Such determinations will be made each business day as of the Evaluation Time set forth in the "Summary of Essential Information," in Part A, effective for all sales made subsequent to the last preceding determination. The term "business day," as used herein shall exclude Saturdays, Sundays and any day on which the New York Stock Exchange is closed. The difference between the bid and offering prices of the Bonds may be expected to average approximately 1 1/2% of principal amount. In the case of actively traded securities, the difference may be as little as 1/2 of 1%, and in the case of inactively traded securities such difference will usually not exceed 3%. The price at which Units may be repurchased by the Sponsor in the secondary market could be less than the price paid by the Unit holder. On the Date of Deposit for each Trust the aggregate current offering price of such Bonds per Unit exceeded the bid price of such Bonds per Unit by the amounts set forth under "Summary of Essential Information" in Part A. For information relating to the calculation of the Redemption Price per Unit, which is also based upon the aggregate bid price of the underlying Bonds and which may be expected to be less than the Public Offering Price per Unit, see "Rights of Unit Holders--Redemption of Units."
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* Current offering or bid prices of the Deposited Units, if any, are based on prevailing weekly evaluations of the obligations underlying such Deposited Units.

Distribution of Units

  During the initial public offering period Units of a Trust will be distributed to the public at the Public Offering Price determined in the manner provided above (see "Public Offering--Offering Price") through the Underwriters and dealers. The initial public offering period is 30 days unless all Units of a Trust are sold prior thereto, in which case the initial public offering period terminates with the sale of all Units. So long as all Units initially offered have not been sold, the Sponsor may extend the initial public offering period for up to four additional successive 30-day periods. Upon completion of the initial public offering, Units which remain unsold or which may be acquired in the secondary market (see "Public Offering--Market for Units") may be offered by this Prospectus at the Public Offering Price determined in the manner provided above (see "Public Offering--Offering Price").

  It is the Sponsor's intention to qualify Units of a Trust for sale through the Underwriters and dealers who are members of the National Association of Securities Dealers, Inc. Units of a State Trust will be offered for sale only in the State for which the Trust is named, except that Units of a New York Trust will also be offered for sale to residents of the State of Connecticut, the State of Florida and the Commonwealth of Puerto Rico. Units will initially be sold to dealers at prices which represent a concession equal to the amount designated in the tables under "Public Offering--Offering Price" herein, for a Trust with an unreduced sales charge as specified in Part A--"The Public Offering Price." The Sponsor reserves the right to change the amount of the concession to dealers from time to time. After the initial offering period the dealer concession is negotiated on a case-by-case basis.

  Sales will be made only with respect to whole Units, and the Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units. A purchaser does not become a Unit holder (Certificate holder) or become entitled to exercise the rights of a Unit holder (including the right to redeem his Units) until he has paid for his Units. Generally, such payment must be made within five business days after an order for the purchase of Units has been placed. The price paid by a Unit holder is the Public Offering Price in effect at the time his order is received, plus accrued interest (see "Public Offering--Method of Evaluation"). This price may be different from the Public Offering Price in effect on any other day, including the day on which he made payment for the Units.

Market for Units

  Following the initial public offering period the Sponsor, although not obligated to do so, presently intends to maintain a market for the Units of a Trust and continuously to offer to purchase such Units at prices based upon the aggregate bid price of the underlying Bonds. For information relating to the method and frequency of the Evaluator's determination of the aggregate bid price of the underlying Bonds, see "Public Offering--Method of Evaluation." The Sponsor may cease to maintain such a market at any time and from time to time without notice if the supply of Units of a Trust of this Series exceeds demand or for any other reason. In this event the Sponsor may nonetheless purchase Units, as a service to Unit holders, at prices based on the current Redemption Price of those Units. In the event that a market is not maintained for the Units of a Trust, a Unit holder of such Trust desiring to dispose of his Units may be able to do so only by tendering such Units to the Trustee for redemption at the Redemption Price, which is based upon the aggregate bid price of the underlying Bonds. The aggregate bid price of the underlying Bonds of a Trust may be expected to be less than the aggregate offering price.

Exchange Option

  Unit holders may elect to exchange any or all of their Units of this series for units of one or more of any series of Tax Exempt Securities Trust (the "Exchange Trust") available for sale in the state in which the Unit holder resides at a Public Offering Price for the units of the Exchange Trust to be acquired based on a fixed sales charge of $25 per unit. The Sponsor reserves the right to modify, suspend or terminate this plan at any time without further notice to Unit holders. Therefore, there is no assurance that a market for units will in fact exist on any given date on which a Unit holder wishes to sell his Units of this series and thus there is no assurance that the Exchange Option will be available to a Unit holder. Exchanges will be effected in whole units only. If the proceeds from the Units being surrendered are less than the cost of a whole number of units being acquired, the exchanging Holder will be permitted to add cash in an amount to round up to the next highest number of whole units.

  An exchange of Units pursuant to the Exchange Option for units of an Exchange Trust will generally constitute a "taxable event" under the Code, i.e., a Holder will recognize a gain or loss at the time of exchange. However, an exchange of Units of this Trust for units of any other series of the Tax Exempt Securities Trust which are grantor trusts for U.S. Federal income tax purposes will not constitute a taxable event to the extent that the underlying securities in each trust do not differ materially either in kind or in extent. Unit holders are urged to consult their own tax advisors as to the tax consequences to them of exchanging Units in particular cases.

  Units of the Exchange Trust will be sold under the Exchange Option at the bid prices of the underlying securities in the particular portfolio involved per unit plus a fixed charge of $25 per unit. As an example, assume that a Unit holder, who has three units of a trust with a current price of $1,020 per unit based on the bid prices of the underlying securities, desires to exchange his Units for units of a series of an Exchange Trust with a current price of $880 per unit based on the bid prices of the underlying securities. In this example, the proceeds from the Unit holder's units will aggregate $3,060. Since only whole units of an Exchange Trust may be purchased under the Exchange Option, the Unit holder would be able to acquire three units in the Exchange Trust for a total cost of $2,715 ($2,640 for the units and $75 for the sales charge) and would also receive $345 for the fractional unit.

Reinvestment Programs

  Distributions of interest and principal, if any, are made to Unit holders monthly. The Unit holder will have the option of either receiving his monthly income check from the Trustee or participating in one of the reinvestment programs offered by the Sponsor provided such Unit holder meets the minimum qualifications of the reinvestment program and such program lawfully qualifies for sale in the jurisdiction in which the Unit holder resides. Upon enrollment in a reinvestment program, the Trustee will direct monthly interest distributions and principal distributions, if any, to the reinvestment program selected by the Unit holder. Since the Sponsor has arranged for different reinvestment alternatives, Unit holders should contact the Sponsor for more complete information, including charges and expenses. The appropriate prospectus will be sent to the Unit holder. The Unit holder should read the prospectus for a reinvestment program carefully before deciding to participate. Participation in the reinvestment program will apply to all Units of a Trust owned by a Unit holder and may be terminated at any time by the Unit holder, or the program may be modified or terminated by the Trustee or the program's Sponsor.

Sponsor's and Underwriters' Profits

  For their services the Underwriters (see Part A, "Underwriting") receive a commission based on the sales charge of a particular Trust (see "Public Offering--Offering Price") as adjusted pursuant to the Agreement Among Underwriters. The Sponsor receives a gross commission equal to the applicable sales charge for any Units they have underwritten, and receive the difference between the applicable sales charge and the Underwriter's commission for the remainder of the Units. In addition, the Sponsor may realize profits or sustain losses, as the case may be, in the amount of any difference between the cost of the Bonds to a Trust (which is based on the aggregate offering price of the underlying Bonds on the Date of Deposit) and the purchase price of such Bonds to the Sponsor (which is the cost of the Bonds at the time they were acquired for the account of a Trust and the cost of the Deposited Units at the time they were acquired by the Sponsor). (See Part A, "Portfolio of Securities"--Note (3).) Under certain circumstances, an Underwriter may be entitled to share in such profits, if any, realized by the Sponsor. The Sponsor may also realize profits or sustain losses with respect to Bonds deposited in a Trust which were acquired from its own organization or from underwriting syndicates of which it was a member. During the initial public offering period the Underwriters also may realize profits or sustain losses as a result of fluctuations after the Date of Deposit in the offering prices of the Bonds and hence in the Public Offering Price received by the Underwriters for Units. Cash, if any, made available to the Sponsor prior to the anticipated first settlement date for the purchase of Units may be used in the Sponsor's businesses to the extent permitted by applicable regulations and may be of use to the Sponsor.

  In maintaining a market for the Units of a Trust (see "Public Offering-- Market for Units"), the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which they buy such Units and the price at which they resell or redeem such Units (see "Public Offering--Offering Price").

RIGHTS OF UNIT HOLDERS

Certificates

  Ownership of Units of a Trust is evidenced by registered certificates executed by the Trustee and the Sponsor. Certificates are transferable by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer.

  Certificates may be issued in denominations of one Unit or any multiple thereof. A Unit holder may be required to pay $2.00 per certificate reissued or transferred, and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. For new certificates issued to replace destroyed, stolen or lost certificates, the Unit holder must furnish indemnity satisfactory to the Trustee and must pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

Distribution of Interest and Principal

  Interest and principal received by a Trust will be distributed on each monthly Distribution Date on a pro rata basis to Unit holders in such Trust of record as of the preceding Record Date. All distributions will be net of applicable expenses and funds required for the redemption of Units and, if applicable, reimbursements to the Trustee for interest payments advanced to Unit holders on previous Monthly Distribution Dates. (See Part A, "Summary of Essential Information," "Tax Exempt Securities Trust--Expenses and Charges" and "Rights of Unit Holders--Redemption of Units.")

  The Trustee will credit to the Interest Account of a Trust all interest received by such Trust, including that part of the proceeds of any disposition of Bonds of such Trust which represents accrued interest. Other receipts will be credited to the Principal Account of a Trust. The pro rata share of the Interest Account and the pro rata share of cash in the Principal Account represented by each Unit of a Trust will be computed by the Trustee each month as of the Record Date. (See Part A, "Summary of Essential Information.") Proceeds received from the disposition of any of the Bonds subsequent to a Record Date and prior to the next succeeding Distribution Date will be held in the Principal Account and will not be distributed until the following Distribution Date. The distribution to the Unit holders as of each Record Date will be made on the following Distribution Date or shortly thereafter and shall consist of an amount substantially equal to one-twelfth of such holders' pro rata share of the estimated annual income to the Interest Account after deducting estimated expenses (the "Monthly Income Distribution") plus such Unit holders' pro rata share of the cash balance in the Principal Account computed as of the close of business on the preceding Record Date. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the second Distribution Date following their purchase of Units. No distribution need be made from the Principal Account if the balance therein is less than an amount sufficient to distribute $5.00 per Unit. The Monthly Income Distribution per Unit initially will be in the amount shown under Part A, "Summary of Essential Information" for a Trust and will change as the income and expenses of such Trust change and as Bonds are exchanged, redeemed, paid or sold.

  Normally, interest on the Bonds in the Portfolio of a Trust is paid on a semi-annual basis. Because Bond interest is not received by a Trust at a constant rate throughout the year, any Monthly Income Distribution may be more or less than the amount credited to the Interest Account as of the Record Date. In order to eliminate fluctuations in Monthly Income Distributions resulting from such variances, the Trustee is required by the Trust Agreement to advance such amounts as may be necessary to provide Monthly Income Distributions of approximately equal amounts. The Trustee will be reimbursed, without interest, for any such advances from funds available from the Interest Account on the next ensuing Record Date or Record Dates, as the case may be. If all or a portion of the Bonds for which advances have been made subsequently fail to pay interest when due, the Trustee may recoup advances made by it in anticipation of receipt of interest payments on such Bonds by reducing the amount distributed per Unit in one or more Monthly Interest Distributions. If Units are redeemed subsequent to such advances by the Trustee, but prior to receipt by the Trustee of actual notice of such failure to pay interest, the amount of which was so advanced by the Trustee, each remaining Unit holder will be subject to a greater pro rata reduction in his Monthly Interest Distribution than would have occurred absent such redemptions. Funds which are available for future distributions, payments of expenses and redemptions are in accounts which are non-interest bearing to Unit holders and are available for use by The Chase Manhattan Bank pursuant to normal banking procedures. The Trustee is entitled to the benefit of any reasonable cash balances in the Income and Principal Accounts. Because of the varying interest payment dates of the Bonds comprising a Trust Portfolio, accrued interest at any point in time will be greater than the amount of interest actually received by a Trust and distributed to Unit holders. This excess accrued but undistributed interest amount will be added to the value of the Units on any purchase made after the Date of Deposit. If a Unit holder sells all or a portion of his Units a portion of his sale proceeds will be allocable to his proportionate share of the accrued interest. Similarly, if a Unit holder redeems all or a portion of his Units, the Redemption Price per Unit which he is entitled to receive from the Trustee will also include his accrued interest on the Bonds. (See "Rights of Unit Holders--Redemption of Units--Computation of Redemption Price per Unit.") The Trustee is also entitled to withdraw from the Interest Account, and to the extent funds are not sufficient therein, from the Principal Account, on one or more Record Dates as may be appropriate, amounts sufficient to recoup advances which it has made in anticipation of the receipt by the Trust of interest in respect of Bonds which subsequently fail to pay interest when due.

  As of the first day of each month the Trustee will deduct from the Interest Account of a Trust and, to the extent funds are not sufficient therein, from the Principal Account of such Trust, amounts necessary to pay the expenses of such Trust. (See "Tax Exempt Securities Trust--Expenses and Charges.") The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a Trust. Amounts so withdrawn shall not be considered a part of the Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate account. In addition, the Trustee may withdraw from the Interest Account and the Principal Account such amounts as may be necessary to cover redemption of Units by the Trustee. (See "Rights of Unit Holders--Redemption of Units.")

  The Trustee has agreed to advance to a Trust the amount of accrued interest due on the Bonds of such Trust from their respective issue dates or previous interest payment dates through the Date of Deposit. This accrued interest amount will be paid to the Sponsor as the holder of record of all Units on the first settlement date for the Units. Consequently, when the Sponsor sells Units of a Trust, the amount of accrued interest to be added to the Public Offering Price of the Units purchased by an investor will include only accrued interest from the day after the Date of Deposit through the date of settlement of the investor's purchase (normally three business days after purchase), less any distributions from the Interest Account. The Trustee will recover its advancements to a Trust (without interest or other cost to such Trust) from interest received on the Bonds deposited in such Trust.

Reports and Records

  The Trustee shall furnish Unit holders in connection with each distribution a statement of the amount of interest, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. In the event that the issuer of any of the Bonds fails to make payment when due of any interest or principal and such failure results in a change in the amount which would otherwise be distributed as a monthly distribution, the Trustee will, with the first such distribution following such failure, set forth in an accompanying statement, the issuer and the Bond, the amount of the reduction in the distribution per Unit resulting from such failure, the percentage of the aggregate principal amount of Bonds which such Bond represents and, to the extent then determined, information regarding any disposition or legal action with respect to such Bond. Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who at any time during the calendar year was a Unit holder of record, a statement (1) as to the Interest Account: interest received (including amounts representing interest received upon any disposition of Bonds), deductions for payment of applicable taxes and for fees and expenses of a Trust, redemptions of Units and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (2) as to the Principal Account: the dates of disposition of any Bonds and the net proceeds received therefrom (excluding any portion representing interest), deductions for payments of applicable taxes and for fees and expenses of a Trust, redemptions of Units, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (3) a list of the Bonds held and the number of Units outstanding on the last business day of such calendar year; (4) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (5) amounts actually distributed during such calendar year from the Interest Account and from the Principal Account, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding. The accounts of a Trust shall be audited not less frequently than annually by independent auditors designated by the Sponsor, and the report of such auditors shall be furnished by the Trustee to Unit holders upon request.

  The Trustee shall keep available for inspection by Unit holders at all reasonable times during usual business hours, books of record and account of its transactions as Trustee including records of the names and addresses of Unit holders, certificates issued or held, a current list of Bonds in the Portfolio of a Trust and a copy of the Trust Agreement.

Redemption of Units

  Units may be tendered to the Trustee for redemption at its unit investment trust office at 4 New York Plaza, New York, New York 10004, upon payment of any relevant tax. At the present time there are no specific taxes related to the redemption of the Units. No redemption fee will be charged by the Sponsor or the Trustee. Units redeemed by the Trustee will be cancelled.

  Certificates for Units to be redeemed must be properly endorsed or accompanied by a written instrument of transfer. Unit holders must sign exactly as their name appears on the face of the certificate with the signature guaranteed by an officer of a national bank or trust company or by a member of either the New York, Midwest or Pacific Stock Exchange. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

  Within seven calendar days following such tender, the Unit holder will be entitled to receive in cash an amount for each Unit tendered equal to the Redemption Price per Unit computed as of the Evaluation Time set forth in the "Summary of Essential Information" in Part A on the date of tender. (See "Redemption of Units--Computation of Redemption Price per Unit.") The "date of tender" is deemed to be the date on which Units are received by the Trustee, except as regards Units received after the close of trading on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading, and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day. For information relating to the purchase by the Sponsor of Units tendered to the Trustee for redemption at prices in excess of the Redemption Price, see "Redemption of Units--Purchase by the Sponsor of Units Tendered for Redemption."

  Accrued interest paid on redemption shall be withdrawn from the Interest Account, or, if the balance therein is insufficient, from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell Bonds in order to make funds available for redemption. Such sales, if required, could result in a sale of Bonds by the Trustee at a loss. To the extent Bonds are sold, the size and diversity of a Trust will be reduced.

  The Trustee reserves the right to suspend the right of redemption and to postpone the date of payment of the Redemption Price per Unit for any period during which the New York Stock Exchange is closed, other than weekend and holiday closings, or trading on that Exchange is restricted or during which (as determined by the Securities and Exchange Commission) an emergency exists as a result of which disposal or evaluation of the underlying Bonds is not reasonably practicable, or for such other periods as the Securities and Exchange Commission has by order permitted.

  Computation of Redemption Price per Unit--The Redemption Price per Unit of a Trust is determined by the Trustee on the basis of the bid prices of the Bonds in such Trust as of the Evaluation Time on the date any such determination is made. The Redemption Price per Unit of a Trust is each Unit's pro rata share, determined by the Trustee, of: (1) the aggregate value of the Bonds in such Trust on the bid side of the market (determined by the Evaluator as set forth below), (2) cash on hand in such Trust (other than funds covering contracts to purchase Bonds), and accrued and unpaid interest on the Bonds as of the date of computation, less (a) amounts representing taxes or governmental charges payable out of such Trust, (b) the accrued expenses of such Trust, and (c) cash held for distribution to Unit holders of such Trust of record as of a date prior to the evaluation. As of the close of the initial public offering period the Redemption Price per Unit will be reduced to reflect the organization costs per Unit of a Trust. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. The Evaluator may determine the value of the Bonds in the Trust (1) on the basis of current bid prices for the Bonds, (2) if bid prices are not available for any Bonds, on the basis of current bid prices for comparable securities, (3) by appraisal, or (4) by any combination of the above.

  The difference between the bid and offering prices of the Bonds may be expected to average approximately 1 1/2% of principal amount. In the case of actively traded securities, the difference may be as little as 1/2 of 1%, and in the case of inactively traded securities such difference usually will not exceed 3%. The price at which Units may be redeemed could be less than the price paid by the Unit holder. On the Date of Deposit for each Trust the aggregate current offering price of such Bonds per Unit exceeded the bid price of such Bonds per Unit by the amounts set forth under Part A, "Summary of Essential Information."

  Purchase by the Sponsor of Units Tendered for Redemption--The Trust Agreement requires that the Trustee notify the Sponsor of any tender of Units for redemption. So long as the Sponsor maintains a bid in the secondary market, the Sponsor, prior to the close of business on the second succeeding business day, will purchase any Units tendered to the Trustee for redemption at the price so bid by making payment therefor to the Unit holder in an amount not less than the Redemption Price not later than the day on which the Units would otherwise have been redeemed by the Trustee. (See "Public Offering-- Market for Units.")

  The offering price of any Units resold by the Sponsor will be the Public Offering Price determined in the manner provided in this Prospectus. (See "Public Offering--Offering Price.") Any profit resulting from the resale of such Units will belong to the Sponsor which likewise will bear any loss resulting from a lower offering or redemption price subsequent to their acquisition of such Units. (See "Public Offering--Sponsor's and Underwriters' Profits.")

SPONSOR

  Salomon Smith Barney Inc., 388 Greenwich Street, New York, New York 10013 ("Salomon Smith Barney"), was incorporated in Delaware in 1960 and traces its history through predecessor partnerships to 1873. On September 1, 1998, Salomon Brothers Inc. merged with and into Smith Barney Inc. ("Smith Barney") with Smith Barney surviving the merger and changing its name to Salomon Smith Barney Inc. The merger of Salomon Brothers Inc. and Smith Barney followed the merger of their parent companies in November 1997. Salomon Smith Barney, an investment banking and securities broker-dealer firm, is a member of the New York Stock Exchange, Inc. and other major securities and commodities exchanges, the National Association of Securities Dealers, Inc. and the Securities Industry Association. Salomon Smith Barney is an indirect wholly-owned subsidiary of Citigroup Inc.

  Salomon Smith Barney or an affiliate is investment adviser, principal underwriter or distributor of 60 open-end investment companies and investment manager of 12 closed-end investment companies. Salomon Smith Barney also sponsors all Series of Corporate Securities Trust, Government Securities Trust, Harris, Upham Tax-Exempt Fund and Tax Exempt Securities Trust, and acts as sponsor of most Series of Defined Assets Funds. The Sponsor has acted previously as managing underwriter of other investment companies. In addition to participating as a member of various underwriting and selling groups or as agent of other investment companies, the Sponsor also executes orders for the purchase and sale of securities of investment companies and sells securities to such companies in its capacity as broker or dealer in securities.

Limitations on Liability

  The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreement, but will be under no liability to Unit holders for taking any action or refraining from any action in good faith or for errors in judgment or responsible in any way for depreciation or loss incurred by reason of the sale of any Bonds, except in cases of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties. (See "Sponsor--Responsibility" below.)

Responsibility

  Although the Trusts are not actively managed as mutual funds are, the portfolios are reviewed periodically on a regular cycle. The Sponsor is empowered to direct the Trustee to dispose of Bonds when certain events occur that adversely affect the value of the Bonds, including default in payment of interest or principal, default in payment of interest or principal on other obligations of the same issuer, institution of legal proceedings, default under other documents adversely affecting debt service, decline in price or the occurrence of other market or credit factors, or decline in projected income pledged for debt service on revenue Bonds and advanced refunding that, in the opinion of the Sponsor, may be detrimental to the interests of the Unit holders.

  The Sponsor intends to provide Portfolio supervisory services for each Trust in order to determine whether the Trustee should be directed to dispose of any such Bonds.

  It is the responsibility of the Sponsor to instruct the Trustee to reject any offer made by an issuer of any of the Bonds to issue new obligations in exchange and substitution for any Bonds pursuant to a refunding or refinancing plan, except that the Sponsor may instruct the Trustee to accept such an offer or to take any other action with respect thereto as the Sponsor may deem proper if the issuer is in default with respect to such Bonds or in the judgment of the Sponsor the issuer will probably default in respect to such Bonds in the foreseeable future.

  Any obligations so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as Bonds originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying Bonds, the Trustee is required to give notice thereof to each Unit holder, identifying the Bonds eliminated and the Bonds substituted therefor. Except as stated in this and the preceding paragraph, the acquisition by a Trust of any securities other than the Bonds initially deposited in the Trust is prohibited.

Resignation

  If the Sponsor resigns or otherwise fails or becomes unable to perform its duties under the Trust Agreement, and no express provision is made for action by the Trustee in such event, the Trustee may appoint a successor sponsor or terminate the Trust Agreement and liquidate the Trusts.

TRUSTEE

  The Trustee is The Chase Manhattan Bank with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, New York, New York 10004. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System. In connection with the storage and handling of certain Bonds deposited in the Trust, the Trustee may use the services of The Depository Trust Company. These services may include safekeeping of the Bonds and coupon-clipping, computer book-entry transfer and institutional delivery services. The Depository Trust Company is a limited purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System and a clearing agency registered under the Securities Exchange Act of 1934.

Limitations on Liability

  The Trustee shall not be liable or responsible in any way for depreciation or loss incurred by reason of the disposition of any moneys, securities or certificates or in respect of any evaluation or for any action taken in good faith reliance on prima facie properly executed documents except in cases of willful misfeasance, bad faith, gross negligence or reckless disregard for its obligations and duties. In addition, the Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of a Trust which the Trustee may be required to pay under current or future law of the United States or any other taxing authority having jurisdiction. (See "Tax Exempt Securities Trust-- Portfolio.") For information relating to the responsibilities and indemnification of the Trustee under the Trust Agreement, reference is made to the material set forth under "Rights of Unit Holders", "Sponsor--Resignation" and "Other Charges."

Resignation

  By executing an instrument in writing and filing the same with the Sponsor, the Trustee and any successor may resign. In such an event the Sponsor is obligated to appoint a successor trustee as soon as possible. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Trust Agreement. Such resignation or removal shall become effective upon the acceptance of appointment by the successor trustee. If no successor has accepted the appointment within thirty days after notice of resignation, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

EVALUATOR

  The Evaluator is Kenny S&P Evaluation Services, a business unit of J.J. Kenny Company, Inc., a subsidiary of The McGraw-Hill Companies, Inc., with main offices located at 65 Broadway, New York, New York 10006.

Limitations on Liability

  The Trustee, Sponsor and Unit holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determination by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, the Sponsor, or Unit holders for errors in judgment. But this provision shall not protect the Evaluator in cases of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Responsibility

  The Trust Agreement requires the Evaluator to evaluate the Bonds of a Trust on the basis of their bid prices on the last business day of June and December in each year, on the day on which any Unit of such Trust is tendered for redemption and on any other day such evaluation is desired by the Trustee or is requested by the Sponsor. For information relating to the responsibility of the Evaluator to evaluate the Bonds on the basis of their offering prices, see "Public Offering--Offering Price."

Resignation

  The Evaluator may resign or may be removed by the joint action of the Sponsor and the Trustee, and in such event, the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by a successor evaluator. If upon resignation of the Evaluator no successor has accepted appointment within thirty days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

AMENDMENT AND TERMINATION OF THE TRUST AGREEMENT

Amendment

  The Sponsor and the Trustee have the power to amend the Trust Agreement without the consent of any of the Unit holders when such an amendment is (1) to cure any ambiguity or to correct or supplement any provision of the Trust Agreement which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interests of the Unit holders; provided, that the Trust Agreement is not amended to increase the number of Units issuable thereunder or to permit the deposit or acquisition of securities either in addition to or in substitution for any of the Bonds initially deposited in a Trust, except for the substitution of certain refunding securities for such Bonds or to permit the Trustee to engage in business or investment activities not specifically authorized in the Trust Agreement as originally adopted. In the event of any amendment, the Trustee is obligated to notify promptly all Unit holders of the substance of such amendment.

Termination

  The Trust Agreement provides that if the principal amount of Bonds held in Trust is less than 50% of the principal amount of the Bonds originally deposited in such Trust, the Trustee may in its discretion and will, when directed by the Sponsor, terminate such Trust. A Trust may be terminated at any time by 100% of the Unit holders. However, in no event may a Trust continue beyond the Mandatory Termination Date set forth under Part A, "Summary of Essential Information." In the event of termination, written notice thereof will be sent by the Trustee to all Unit holders. Within a reasonable period after termination, the Trustee will sell any Bonds remaining in the affected Trust, and, after paying all expenses and charges incurred by such Trust, will distribute to each Unit holder, upon surrender for cancellation of his certificate for Units, his pro rata share of the balances remaining in the Interest and Principal Account of such Trust.

LEGAL OPINION

  The legality of the Units has been passed upon by Battle Fowler LLP, 75 East 55th Street, New York, New York 10022, as special counsel for the Sponsor.

AUDITORS

  The statements of financial condition and the portfolios of securities included in this Prospectus have been audited by KPMG LLP, independent auditors, as indicated in their report with respect thereto, and is included herein in reliance upon the authority of said firm as experts in accounting and auditing.

BOND RATINGS+

  All ratings shown under Part A, "Portfolio of Securities", except those identified otherwise, are by Standard & Poor's.

Standard & Poor's

  A Standard & Poor's corporate or municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment of creditworthiness may take into consideration obligors such as guarantors, insurers, or lessees.

  The bond rating is not a recommendation to purchase or sell a security, inasmuch as it does not comment as to market price or suitability for a particular investor.

  The ratings are based on current information furnished to Standard & Poor's by the issuer and obtained by Standard & Poor's from other sources it considers reliable. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information.

  The ratings are based, in varying degrees, on the following considerations:

    I. Likelihood of default--capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;

    II. Nature of and provisions of the obligation; and

    III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

  AAA--This is the highest rating assigned by Standard & Poor's to a debt obligation and indicates an extremely strong capacity to pay interest and repay principal.

  AA--Bonds rated AA have a very strong capacity to pay interest and repay principal, and in the majority of instances they differ from AAA issues only in small degrees.

  A--Bonds rated A have a strong capacity to pay interest and repay principal, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher-rated categories.

  BBB--Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to weakened capacity to pay interest and repay principal for bonds in this category than for bonds in the higher-rated categories.

  Plus (+) or Minus (-): To provide more detailed indications of credit quality, the ratings from "AA" to "BB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

  Provisional Ratings: The letter "p" following a rating indicates the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the issuance of the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. Accordingly, the investor should exercise his own judgment with respect to such likelihood and risk.

  Conditional rating(s), indicated by "Con" are given to bonds for which the continuance of the security rating is contingent upon Standard & Poor's receipt of an executed copy of the escrow agreement or closing documentation confirming investments and cash flows and/or the security rating is conditional upon the issuance of insurance by the respective insurance company.

Moody's

  A brief description of the applicable Moody's rating symbols and their meanings is as follows:

  Aaa--Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge". Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.
-------
+As described by the rating agencies.

  Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. Aa bonds are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

  A--Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

  Baa--Bonds which are rated Baa are considered as medium grade obligations: i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

  Rating symbols may include numerical modifiers "1," "2," or "3." The numerical modifier "1" indicates that the security ranks at the high end, "2" in the mid-range, and "3" nearer the low end of the generic category. These modifiers of rating symbols "Aa," "A" and "Baa" are to give investors a more precise indication of relative debt quality in each of the historically defined categories.

Fitch

  AAA--These bonds are considered to be investment grade and of the highest quality. The obligor has an extraordinary ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.

  AA--These bonds are considered to be investment grade and of high quality. The obligor's ability to pay interest and repay principal, while very strong, is somewhat less than for AAA rated securities or more subject to possible change over the term of the issue.

  A--These bonds are considered to be investment grade and of good quality. The obligor's ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.

  BBB--These bonds are considered to be investment grade and of satisfactory quality. The obligor's ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however are more likely to weaken this ability than bonds with higher ratings.

  A "+" or a "-" sign after a rating symbol indicates relative standing in its rating.

Duff & Phelps

  AAA--Highest credit quality. The risk factors are negligible, being only slightly more than for risk-free U.S. Treasury debt.

  AA--High credit quality. Protection factors are strong. Risk is modest but may vary slightly from time to time because of economic conditions.

  A--Protection factors are average but adequate. However, risk factors are more variable and greater in periods of economic stress.

  A "+" or a "-" sign after a rating symbol indicates relative standing in its rating.

FEDERAL TAX FREE VS. TAXABLE INCOME

  This table shows the approximate yields which taxable securities must earn in various income brackets to produce, after Federal income tax, returns equivalent to specified tax-exempt bond yields. The table is computed on the theory that the taxpayer's highest bracket tax rate is applicable to the entire amount of any increase or decrease in his taxable income resulting from a switch from taxable to tax-exempt securities or vice versa. The table reflects projected effective Federal income tax rates and tax brackets for the 1999 taxable year. Because the Federal rate brackets are subject to adjustment based on changes in the Consumer Price Index, the taxable equivalent yields for subsequent years may vary somewhat from those indicated in the table. Use this table to find your tax bracket. Read across to determine the approximate taxable yield you would need to equal a return free of Federal income tax.

1999 Tax Year
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        Taxable Income Bracket                              Tax Exempt Yield
                                      Federal Effective
                                        Tax    Federal
     Joint Return     Single Return   Bracket Tax Rate  4.00%  4.50%  5.00%  5.50%  6.00%  6.50%
                                                          Taxable Equivalent Yield
-----------------------------------------------------------------------------------------------------
   $      0- 43,050  $      0- 25,750  15.00%   15.00%  4.71%  5.29%  5.88%  6.47%   7.06%  7.65%
   $ 43,051-104,050  $ 25,751- 62,450  28.00%   28.00%  5.56   6.25   6.94   7.64    8.33   9.03
   $104,051-126,600  $ 62,451-126,600  31.00%   31.00%  5.80   6.52   7.25   7.97    8.70   9.42
   $126,601-158,550  $126,601-130,250  31.00%   31.93%  5.88   6.61   7.35   8.08    8.81   9.55
   $158,551-283,150  $130,251-283,150  36.00%   37.08%  6.36   7.15   7.95   8.74    9.54  10.33
   Over $283,150     Over $283,150     39.60%   40.79%  6.76   7.60   8.44   9.29   10.13  10.98
-----------------------------------------------------------------------------------------------------


Note: This table reflects the following:
  1 Taxable income, as reflected in the above table, equals Federal adjusted gross income (AGI), less personal exemptions and itemized deductions. However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer's AGI over $126,600, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the Federal tax rates through the use of higher effective Federal tax rates. In addition, the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AGI in excess of $189,950 for married taxpayers filing a joint tax return and $126,600 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table.
  2 Interest earned on municipal obligations may be subject to the federal alternative minimum tax. This provision is not incorporated into the table.
  3 The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest marginal tax rates applicable to the income levels indicated within each bracket.
  4 Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

Performance Information

  Sales material may compare tax-equivalent yields of long-term municipal bonds to long-term U.S. Treasury bonds and to the Bond Buyer Revenue Bond Index. Such information is based on past performance and is not indicative of future results. Yields on taxable investment are generally higher than those of tax-exempt securities of comparable maturity. While income from municipal bonds is exempt from federal income taxes, income from Treasuries is exempt from state and local taxes. Since Treasuries are considered to have the highest possible credit quality, the difference in yields is somewhat narrower than if compared to corporate bonds with similar ratings and maturities.

PROSPECTUS--Part C:
-------------------------------------------------------------------------------
 Note: Part C of this Prospectus may not be distributed unless accompanied by
                                Parts A and B.
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TAX EXEMPT SECURITIES TRUST--THE STATE TRUSTS

  Potential purchasers of the Units of a State Trust should consider the fact that the Trust's Portfolio consists primarily of Bonds issued by the state for which such State Trust is named or its municipalities or authorities and realize the substantial risks associated with an investment in such Bonds. Each State Trust is subject to certain additional risk factors. The Sponsor believes the discussions of risk factors summarized below describe some of the more significant aspects of the State Trusts. The sources of such information are the official statements of issuers as well as other publicly available documents. While the Sponsor has not independently verified this information, it has no reason to believe that such information is not correct in all material respects. Investment in a State Trust should be made with an understanding that the value of the underlying Portfolio may decline with increases in interest rates.

California Trust

  Risk Factors--The following information is a brief summary of factors affecting the economy of the State of California and does not purport to be a complete description of such factors. Other factors will affect issuers. The summary is based primarily upon one or more publicly available offering statements relating to debt offerings of California issuers; however, it has not been updated. The Trust has not independently verified the information.



  General Economic Conditions. The economy of the State of California (sometimes referred to herein as the "State") is the largest among the 50 states and one of the largest in the world. This diversified economy has major components in agriculture, manufacturing, high technology, trade, entertainment, tourism, construction and services.

  California's July 1, 1998 population of over 33.2 million represented over 13% of the total United States population. As of July 1, 1990 the population of 29,944,000 represented an increase of over 6 million persons, or 26%, during the decade of the 1980s.

  California's population is concentrated in metropolitan areas. As of the April 1, 1990 census, 96% resided in the 23 Metropolitan Statistical Areas in the State. As of July 1, 1997, the five-county Los Angeles area accounted for 49%, with 16.0 million residents. The 10-county San Francisco Bay Area represented 21%, with a population of 6.9 million.

  From 1990-1993, the State suffered through a severe recession, the worst since the 1930s, heavily influenced by large cutbacks in defense/aerospace industries and military base closures and by a major drop in real estate construction. California's economy has been recovering and growing steadily since the start of 1994. The current economic expansion is marked by strong growth in high technology manufacturing and services, including computer software, electronic manufacturing and motion picture/television production; growth is also strong in other business services, both nonresidential and residential construction and local education.

  In May 1998, the State Department of Finance projected that the California economy would continue to show robust growth through 1998, although at a slightly slower pace than in 1997. The Asian economic crisis which began in late 1997 was expected to have some dampening effects on the State's economy. However, during the summer of 1998, the soaring trade deficit, continuing weakness in Asia, initial signs of economic weakness in Canada and Latin America, which have been California's largest trading partners, and the fall in stock prices worldwide all suggests that the May forecasts were too optimistic, particularly for 1999. Other impacts of the international situation may help California, such as the reduction in long-term interest rates.

  The State: Fiscal Years Prior to 1995-96. The State's budget problems in the early 1990s were caused by a combination of external economic conditions and a structural imbalance in that the largest general fund programs (K-14 education, health, welfare and corrections) were increasing faster than the revenue base, driven by the State's rapid population growth. The pressures are expected to continue as population trends maintain strong demand for health and welfare services, as the school age population continues to grow, and as the State's corrections program responds to a "Three Strikes" law enacted in 1994, which requires mandatory life prison terms for certain third-time felony offenders. In addition, the State's health and welfare programs are in a transition period as a result of recent federal and state welfare reform initiatives.

  As a result of these factors and others, and especially because a severe recession between 1990-1994 reduced revenues and increased expenditures for social welfare programs, from the late 1980s until 1992-93, the State had a period of budget imbalance. During this period, expenditures exceeded revenues in four out of six years, and the State accumulated and sustained a budget deficit in its budget reserve, the Special Fund for Economic Uncertainties ("SFEU") approaching $2.8 billion at its peak at June 30, 1993. Starting in the 1990-91 Fiscal Year and for each fiscal year thereafter, each budget required multibillion dollar actions to bring projected revenues and expenditures into balance.

  Despite various remedial actions taken by the State, the effects of the recession led to large, unanticipated deficits in the budget reserve, the SFEU, as compared to projected positive balances. By the 1993-94 Fiscal Year, the accumulated deficit was so large that it was impractical to budget to retire it in one year, so a two-year program was implemented, using the issuance of revenue anticipation warrants to carry a portion of the deficit over the end of the fiscal year. When the economy failed to recover sufficiently in 1993-94, a second two-year plan was implemented in 1994-95, again using cross-fiscal year revenue anticipation warrants to partly finance the deficit into the 1995-96 fiscal year. For several years during the recession, the State was forced to rely increasingly on external debt markets to meet its cash needs, as a succession of notes and revenue anticipation warrants were issued in the period from June 1992 to July 1994, often needed to pay previously maturing notes or warrants. These borrowings were used also in part to spread out the repayment of the accumulated budget deficit over the end of a fiscal year.

  1995-96 through 1997-98 Fiscal Years. The State's financial condition improved markedly during the 1995-96, 1996-97 and 1997-98 fiscal years, with a combination of better than expected revenues, slowdown in growth of social welfare programs, and continued spending restraint based on the actions taken in earlier years. The State's cash position also improved, and no external deficit borrowing has occurred over the end of these three fiscal years.

  The economy grew strongly during these fiscal years, and as a result, the General Fund took in substantially greater tax revenues (around $2.2 billion in 1995-96, $1.6 billion in 1996-97 and $2.2 billion in 1997-98) than were initially planned when the budgets were enacted. These additional funds were largely directed to school spending as mandated by Proposition 98, and to make up shortfalls from reduced federal health and welfare aid in 1995-96 and 1996-
97. The accumulated budget deficit from the recession years was finally eliminated. The Department of Finance estimates that the State's budget reserve (SFEU) totaled $639.8 million as of June 30, 1997 and $1.782 billion at June 30, 1998.

  On August 18, 1997, the Governor signed the 1997-98 Budget Act, but vetoed about $314 million of specific spending items, primarily in health and welfare and education areas from both the General Fund and Special Funds. The Governor announced that he was prepared to restore about $200 million of education spending upon satisfactory completion of legislation on an education testing program.

  The 1997-98 Budget Act anticipated General Fund revenues and transfers of $52.5 billion (a 6.8% increase over the final 1996-97 amount), and expenditures of $52.8 billion (an 8.0% increase from the 1996-97 levels). On a budgetary basis, the budget reserve (SFEU) was projected to decrease from $408 million at June 30, 1997 to $112 million at June 30, 1998. As of January 9, 1998, the State Director of Finance estimated a reserve of $329 million at June 30, 1998. (The expenditure figure assumes restoration of $200 million in vetoed funding.) The Budget Act also included Special Fund expenditures of $14.4 billion (as against estimated Special Fund revenues of $14.0 billion), and $2.1 billion of expenditures from various Bond Funds. The State implemented its normal annual cash flow borrowing program, issuing $3 billion of notes which matured on June 30, 1998.

  Federal Welfare Reform. Congress passed and the President signed (on August 22, 1996) the Personal Responsibility and Work Opportunity Act of 1996 (the "Law") making a fundamental reform of the current welfare system. Among many provisions, the Law includes: (i) conversion of Aid to Families with Dependent Children from an entitlement program to a block grant titled Temporary Assistance for Needy Families (TANF), with lifetime time limits on TANF recipients, work requirements and other changes; (ii) provisions denying certain federal welfare and public benefits to legal noncitizens, allowing states to elect to deny additional benefits (including TANF) to legal noncitizens, and generally denying almost all benefits to illegal immigrants; and (iii) changes in the Food Stamp program, including reducing maximum benefits and imposing work requirements.

  As part of the 1997-98 Budget Act legislative package, the State Legislature and Governor agreed on a comprehensive reform of the State's public assistance programs to implement the new federal Law. The new basic State welfare program is called California Work Opportunity and Responsibility to Kids Act ("CalWORKs"), which replaces the former Aid to Families with Dependent Children (AFDC) and Greater Avenues to Independence (GAIN) programs effective January 1, 1998. Consistent with the federal Law, CalWORKs contains new time limits on receipt of welfare aid, both lifetime as well as for any current time on aid. Administration of the new Welfare-to-Work programs will be largely at the county level, and counties are given financial incentives for success in this program.

  Although the longer-term impact of the new federal Law and CalWORKs cannot be determined until there has been some experience, the State does not presently anticipate that these new programs will have any adverse financial impact on the General Fund. Overall TANF grants from the federal government are expected to equal or exceed the amounts the State would have received under the old AFDC program.

  1998-99 Fiscal Year. When the governor released his proposed 1998-99 Fiscal Year Budget on January 9, 1998, he projected General Fund revenues for the 1998-99 Fiscal Year of $55.4 billion, and proposed expenditures in the same amount. By the time the Governor released the May Revision to the 1998-99 Budget ("May Revision") on May 14, 1998, the Administration projected that revenues for the 1997-98 and 1998-99 Fiscal Years combined would be more than $4.2 billion higher than was projected in January. The Governor proposed that most of this increased revenue be dedicated to fund a 75% cut in the Vehicle License Fee ("VLF").

  Pursuant to Article IV, Section 13(c) of the Constitution of the State of California, the State Legislature is required to adopt its budget for the upcoming fiscal year (July 1-June 30) by midnight of June 15th, and in the absence of which, the Legislature may not send to the Governor for consideration any bill appropriating funds for expenditure during the fiscal year for which the budget bill is to be enacted, except emergency bills or appropriations for the salaries and expenses of the Legislature. For the current fiscal year, as has been true since the late 1980s, the State legislature did not adhere to this deadline. Due to the Legislature's failure to comply with this constitutional requirement, the Howard Jarvis Taxpayers Association sought an injunction in a Los Angeles Superior Court to prohibit the State from making certain types of payments in the absence of an adopted budget. On July 21, 1998, a preliminary injunction was issued. Under the terms of the injunction order, until such time as the budget was adopted, the State was precluded from making any payments from the State treasury for Fiscal Year 1998-99 except for certain enumerated expenditures.

  On July 22, 1998, the Legislature unanimously passed an $18.9 billion emergency-spending bill to cover the costs of, among others, bond payments, paychecks for state workers, retirement pensions, prisons, school and welfare programs from July 1st through August 5th. However, before a final resolution of the legal issues raised by the plaintiff, a budget for Fiscal Year 1998-99 was passed by the Legislature on August 11, 1998, and the Governor signed it on August 21, 1998.

  In signing the 1998-99 Budget Bill, the Governor used his line-item veto power to reduce expenditures by $1.360 billion from the General Fund, and $160 million from Special Funds. Of this total, the Governor indicated that about $250 million of vetoed funds were "set aside" to fund programs for education. Vetoed items included education funds, salary increases and many individual resources and capital projects.

  The 1998-99 Budget Act is based on projected general fund revenues and transfers of $57.0 billion (after giving effect to various tax reductions enacted in 1997 and 1998), a 4.2% increase from the revised 1997-98 figures. Special Fund revenues were estimated at $14.3 billion. The revenue projections were based on the May Revision. Economic problems overseas since that time may affect the May Revision projections.

  After giving effect to the Governor's vetoes, the Budget Act provides authority for expenditures of $57.3 billion from the General Fund (a 7.3% increase from 1997-98), $14.7 billion from Special Funds, and $3.4 billion from bond funds. The Budget Act projects a balance in the SFEU at June 30, 1999 (but without including the "set aside" veto amount) of $1.255 billion, a little more than 2% of general fund revenues. The Budget Act assumes the State will carry out its normal intra-year cash flow borrowing in the amount of $1.7 billion of revenue anticipation notes, which were issued on October 1, 1998.

  The most significant feature of the 1998-99 Budget was agreement on a total of $1.4 billion of tax cuts. The central element is a bill which provides for a phased-in reduction of the VLF. Since the VLF is currently transferred to cities and countries, the bill provides for the general fund to replace the lost revenues. Starting on January 1, 1999, the VLF will be reduced by 25%, at a cost to the general fund of approximately $500 million in the 1998-99 Fiscal year and about $1 billion annually thereafter.

  In addition to the cut in VLF, the 1998-99 Budget includes both temporary and permanent increases, in the personal income tax dependent credit ($612 million General Fund cost in 1998-99, but less in future years), a nonrefundable renters tax credit ($133 million), and various targeted business tax credits ($106 million).

  Other significant elements of the 1998-99 Budget Act are as follows:

    1. Proposition 98 funding for K-12 schools is increased by $1.7 billion in General Fund moneys over revised 1997-98 levels, about $300 million higher than the minimum Proposition 98 guaranty. An additional $600 million was appropriated to "settle up" prior years' Proposition 98 entitlements, and was primarily devoted to one-time uses such as block grants, deferred maintenance, and computer and laboratory equipment. Of the 1998-99 funds, major new programs include money for instructional and library materials, deferred maintenance, support for increasing the school year to 180 days and reduction of class sizes in Grade 9. The Governor held $250 million of education funds which were vetoed as set-aside for enactment of additional reforms. Overall, per-pupil spending for K-12 schools under Proposition 98 is increased to $5,695, more than one-third higher than the level in the last recession year of 1993-94. The 1998-99 Budget also includes $250 million as repayment of prior years' loans to schools, as part of the settlement of the CTA v. Gould lawsuit.

    2. Funding for higher education increased substantially above the level called for in the Governor's four-year compact. General Fund support was increased by $340 million (15.6%) for the University of California and $267 million (14.1%) for the California State University system. In addition, Community Colleges received a $300 million (6.6%) increase under Proposition 98.

    3. The 1998-99 Budget includes increased funding for health, welfare and social services programs. A 4.9% grant increase was included in the basic welfare grants, the first increase in those grants in nine years. Future increases will depend on sufficient general fund revenue to trigger the phased cuts in VLF described above.

    4. Funding for the judiciary and criminal justice programs increased by about 11% over 1997-98, primarily to reflect increased State support for local trial courts and rising prison population.

    5. Various other highlights of the Budget included new funding for resources projects, dedication of $376 million of general fund moneys for capital outlay projects, funding of a three percent State employee salary increase, funding of 2,000 new Department of Transportation positions to accelerate transportation construction projects, and funding of the Infrastructure and Economic Development Bank ($50 million).

    6. The State of California received approximately $167 million of federal reimbursements to offset costs related to the incarceration of undocumented alien felons for federal fiscal year 1997. The State anticipates receiving approximately $195 million in federal reimbursements for federal fiscal year 1998.

  After the 1998-99 Budget Act was signed, and prior to the close of the Legislative session on August 31, 1998, the Legislature passed a variety of fiscal bills. The Governor had until September 30, 1998 to sign or veto these bills. The bills with the most significant fiscal impact which the Governor signed include $235 million for certain water system improvements in Southern California, $243 million for the State's share of the purchase of environmentally sensitive forest lands, $178 million for state prisons, $160 million for housing assistance, and $125 million for juvenile facilities. The Governor also signed bills totaling $223 million for education programs which were part of the Governor's $250 million veto "set aside," and $32 million for local governments' fiscal relief. In addition, he signed a bill reducing by $577 million the State's obligation to contribute to the State Teachers' Retirement System in the 1998-99 Fiscal Year.

  Based solely on the legislation enacted, on a net basis, the reserve for June 30, 1999 was reduced by $256 million. On the other hand, 1997-98 revenues have been increased by $160 million. The revised June 30, 1999 reserve is projected to be $1,159 million or $96 million below the level originally projected by the 1998-99 Budget Act. The reserve projected in the 1998-99 Budget Act was $1,255 million.

  Subsequent Events. In November 1998, the State Legislature Analysts Office (the "LAO") issued a report that projected both a decrease in revenues and an increase in expenditures from the assumptions on which the 1998-99 Fiscal Year Budget is based, reducing the estimated year-end reserves to $331 million. The LAO further estimated a budget shortfall of $1 billion in Fiscal Year 1999-2000 absent corrective actions.

  On January 8, 1999, newly-elected Governor Davis released his proposed budget for the 1999-2000 Fiscal Year (the "Proposed Budget"). The Proposed Budget estimates general fund revenues and transfers in 1999-2000 of $60.3 billion, a 7.1% increase from revised 1998-99 figures. The Governor proposes expenditures of $60.5 billion, a 3.8% increase from 1998-99. The Proposed Budget projects a balance in the SFEU of $414.5 million on June 30, 2000.

  Significant features of the Proposed Budget are as follows:

  . Proposition 98 funding for K-12 is proposed to be expanded to $42.8 billion, an increase of $2.8 billion over 1998-99. Proposition 98 per-pupil spending has increased to $5,944, which is $478 over the 1997-98 level. $444 million of the Proposition 98 funding will support a package of initiatives to significantly improve student academic achievement to be focused in three major areas: improving reading skills ($186 million), enhancing professional quality ($51.3 million) and increasing school accountability ($206.7 million).

  . Funding for higher education increased by an average of 3.7 percent, with General Fund support increased by an average of $3.6 percent. The Proposed Budget provides the University of California with 119.2 million in new funding and the California State University system with $110.9 million. The Proposed Budget also includes an additional $10 million over the current $100 million allocation to community college districts, to improve higher education accountability for improvement of student outcomes.

  . The Proposed Budget incorporates a proposal to obtain federal waiver and federal funding for the current state-funded family planning program, titled Family Planning, Access, Care and Treatment (Family PACT). The federal funding of approximately $122 million will reduce General Fund expenditures for Medi-Cal by a similar amount, $62 million of which savings will be used to assist in balancing the 1999-2000 budget.

  . The Proposed Budget recommends an increase in the State's buyout of county trial court costs in 1999-2000 by $48 million (still less than the $96 million originally authorized). This increase is due to the increase in the State's share of local court costs from approximately 30% a decade ago to 67% in 1998-99 and to an estimated 72% or $1.27 billion in the Proposed Budget for 1999-2000.

  . The Proposed Budget includes the following augmentations to address critical housing issues: $2.5 million of redevelopment funds for low-income housing preservation and creation; $2 million to provide farm worker housing grants; an increase of $1 million to expand (to a total of $2 million) the Self-Help Housing Program for families who build their own homes; $1 million for temporary housing for the homeless; $5 million to implement legislation to create housing for CalWORKs families transitioning from welfare to self-sufficiency; and $1 million to the Department of Mental Health to create a new program for supportive housing, specifically focused on CalWORKs special needs' populations. In addition, the Proposed Budget provides $14.6 million to open and operate the Veterans Home of California.

  . A total of $6.8 billion (a 3.3% increase over the revised 1998-99 budget amount) is proposed for various programs within the Youth and Adult Correctional Agency, the Department of Justice, Citizens' Option for Public Safety, Office of Criminal Justice Planning, Commission on Peace Officer Standards and Training, Office of the Inspector General and the California Highway Patrol. In addition, $8.6 million General Fund for 1998-99 and $5.7 million General Fund for 1999-2000 are included to reimburse local governments for costs related to the transport of inmates, the return of fugitives, and court costs and county charges primarily related to inmate hearings and trials.

  Local Government. The primary units of local government in California are the counties, ranging in population from 1,300 (Alpine) to over 9,000,000 (Los Angeles). Counties are responsible for the provision of many basic services, including indigent healthcare, welfare, courts, jails and public safety in unincorporated areas. There are also about 480 incorporated cities and thousands of other special districts formed for education, utility and other services. The fiscal condition of local governments has been constrained since the enactment of "Proposition 13" in 1978, which reduced and limited the future growth of property taxes and limited the ability of local governments to impose "special taxes" (those devoted to a specific purpose) without two-thirds voter approval. Counties, in particular, have had fewer options to raise revenues than many other local government entities, and have been required to maintain many services.

  The entire statewide welfare system has been changed in response to the change in federal welfare law enacted in 1996 (see "Federal Welfare Reform" above). Under the CalWORKs program, counties are given flexibility to develop their own plans, consistent with State law, to implement Welfare-to-Work and to administer many of its elements and their costs for administrative and support services are capped at 1996-97 levels. Counties are also given financial incentives if, at the individual county level or statewide, the CalWORKs program produces savings associated with specified Welfare-to-Work outcomes; counties may also suffer penalties for failing to meet federal standards. Under CalWORKs, counties will still be required to provide "general assistance" aid to certain persons who cannot obtain welfare from other programs.

  Historically, funding for the State's trial court system was divided between the State and the counties. However, Chapter 850, Statutes of 1997, implements a restructuring of the State's trial court funding system. In 1997-98, funding for the courts, with the exception of costs for facilities, local judicial benefits, and revenue collection, was consolidated at the State level. The county contribution for both their general fund and fine and penalty amounts is capped at the 1994-95 level and becomes part of the Trial Court Trust Fund, which supports all trial court operations. The State assumes responsibility for future growth in trial court funding. This consolidation is intended to streamline the operation of the courts, provide a dedicated revenue source, and relieve fiscal pressure on the counties. Beginning in 1998-99, county general fund contribution for court operations is reduced by $300 million, including $10.7 million to buy out the contribution of the 20 smallest counties, and cities will retain $62 million in fine and penalty revenue previously remitted to the State; the State's general fund backfilled the $362 million revenue loss to the Trial Court Trust Fund. In addition to this general fund backfill, a $50 million augmentation is included in the 1998 Budget Act for the trial courts to fund workload increase and high priority issues such as court security. In 1999-2000, county general fund contributions will be further reduced by an additional $92 million to buy out the next 17 smallest counties and reduce by ten percent the general fund contribution of the remaining 21 counties.

  In the aftermath of Proposition 13, the State provided aid from the General Fund to make up some of the loss of property tax moneys, including taking over the principal responsibility for funding local K-12 schools and community colleges. Under the pressure of the recent recession, the Legislature has eliminated the remnants of this post-Proposition 13 aid to entities other than K-14 education districts, although it has also provided additional funding sources (such as sales taxes) and reduced mandates for local services. Many counties continue to be under severe fiscal stress. While such stress has in recent years most often been experienced by smaller, rural counties, larger urban counties, such as Los Angeles, have also been affected. Orange County implemented significant reductions in services and personnel, and continues to face fiscal constraints in the aftermath of its bankruptcy, which had been caused by large investment losses in its pooled investment funds.

  On November 5, 1996, voters approved Proposition 218, entitled the "Right to Vote on Taxes Act," which incorporates new Articles XIIIC and XIIID into the California Constitution. These new provisions enact limitations on the ability of local government agencies to impose or raise various taxes, fees, charges and assessments without voter approval. Certain "general taxes" imposed after January 1, 1995 must be approved by voters in order to remain in effect. In addition, Article XIIIC clarifies the right of local voters to reduce taxes, fees, assessments or charges through local initiatives. There are a number of ambiguities concerning the Proposition and its impact on local governments and their bonded debt which will require interpretation by the courts or the State Legislature. The State Legislative Analyst estimated that enactment of Proposition 218 would reduce local government revenues statewide by over $100 million a year, and that over time, annual revenue to local government would be reduced by several hundred million dollars. Proposition 218 does not affect the State or its ability to levy or collect taxes.

  On December 23, 1997, a consortium of California counties filed a test claim with the Commission on State Mandates (the "Commission") asking the Commission to determine whether the property tax shift from counties to the Educational Revenue Augmentation Fund, which is a funding source for schools, is a reimbursable state mandated cost. On August 11, 1998, the State Department of Justice, on behalf of the State Department of Finance, filed a rebuttal in opposition to the counties' claims. The issue is currently scheduled to be heard by the Commission on October 22, 1998. The fiscal impact to the State general fund if the Commission determines that the property tax shifts created a reimbursable state mandate could total approximately $8 billion for the 1996-97 ($2.5 billion), 1997-98 ($2.6 billion) and 1998-99 ($2.7 billion)
property tax shifts. Ongoing costs to the State general fund would be approximately $2.7 billion annually.

  Constitutional and Statutory Limitations; Recent Initiatives; Pending Legislation. Article XIIIA of the California Constitution (which resulted from the voter-approved Proposition 13 in 1978) limits the taxing powers of California public agencies. Article XIIIA provides that the maximum ad valorem tax on real property cannot exceed 1% of the "full cash value" of the property and effectively prohibits the levying of any other ad valorem tax on real property for general purposes. However, on May 3, 1986, Proposition 46, an amendment to Article XIIIA, was approved by the voters of the State of California, creating a new exemption under Article XIIIA permitting an increase in ad valorem taxes on real property in excess of 1% for bonded indebtedness approved by two-thirds of the voters voting on the proposed indebtedness. "Full cash value" is defined as "the County Assessor's valuation of real property as shown on the 1975-76 tax bill under "full cash value" or, thereafter, the appraised value of real property when purchased, newly constructed, or a change in ownership has occurred after the 1975 assessment." The "full cash value" is subject to annual adjustment to reflect increases (not to exceed 2%) or decreases in the consumer price index or comparable local data, or to reflect reductions in property value caused by damage, destruction or other factors.

  Article XIIIB of the California Constitution limits the amount of appropriations of the State and of the local governments to the amount of appropriations of the entity for the prior year, adjusted for changes in the cost of living, population and the services that local government has financial responsibility for providing. To the extent that the revenues of the State and/or local government exceed its appropriations, the excess revenues must be rebated to the public either directly or through a tax decrease. Expenditures for voter-approved debt services are not included in the appropriations limit.

  At the November 9, 1988 general election, California voters approved an initiative known as Proposition 98. This initiative amends Article XIIIB to require that (i) the California Legislature establish a prudent state reserve fund in an amount it shall deem reasonable and necessary and (ii) revenues in excess of amounts permitted to be spent and which would otherwise be returned pursuant to Article XIIIB by revision of tax rates or fee schedules be transferred and allocated (up to a maximum of 40%) to the State School Fund and be expended solely for purposes of instructional improvement and accountability. Proposition 98 also amends
Article XVI to require that the State of California provide a minimum level of funding for public schools and community colleges. Commencing with the 1988-89 Fiscal Year, money to be applied by the State for the support of school districts and community college districts shall not be less than the greater of: (i) the amount which, as a percentage of the State general fund revenues which may be appropriated pursuant to Article XIIIB, equals the percentage of such State general fund revenues appropriated for school districts and community college districts, respectively, in Fiscal Year 1986-87 or (ii) the amount required to ensure that the total allocations to school districts and community college districts from the State general fund proceeds of taxes appropriated pursuant to Article XIIIB and allocated local proceeds of taxes shall not be less than the total amount from these sources in the prior year, adjusted for increases in enrollment and adjusted for changes in the cost of living pursuant to the provisions of Article XIIIB. The initiative permits the enactment of legislation, by a two-thirds vote, to suspend the minimum funding requirements for one year. As a result of Proposition 98, funds that the State might otherwise make available to its political subdivisions may be allocated instead to satisfy such minimum funding level.

  During the recent recession, general fund revenues for several years were less than originally projected, so that the original Proposition 98 appropriations turned out to be higher than the minimum percentage provided in the law. The Legislature responded to these developments by designating the "extra" Proposition 98 payments in one year as a "loan" from future years' Proposition 98 entitlements and also intended that the "extra" payments would not be included in the Proposition 98 "base" for calculating future years' entitlement. By implementing these actions, per-pupil funding from Proposition 98 sources stayed almost constant at approximately $4,220 from Fiscal Year 1991-92 to Fiscal Year 1993-94.

  In 1992, a lawsuit was filed, call California Teachers' Association v. Gould, which challenged the validity of these off-budget loans. The settlement of this case, finalized in July 1996, provides, among other things, that both the State and K-14 schools share in the repayment of prior years' emergency loans to schools. Of the total $1.76 billion in loans, the State will repay $935 million by forgiveness of the amount owed, while schools will repay $825 million. The State's share of the repayment will be reflected as an appropriation above the current Proposition 98 base calculation. The schools' share of the repayment will count as appropriations that count toward satisfying the Proposition 98 guarantee, or from "below" the current base. Repayments are spread over the eight-year period of 1994-95 through 2001-02 to mitigate any adverse fiscal impact.

  Substantially increased general fund revenues, above initial budget projections, in the 1994-95, 1995-96 and 1996-97 Fiscal Years have resulted or will result in retroactive increases in Proposition 98 appropriations from subsequent fiscal years' budgets.

  On November 8, 1994, the voters approved Proposition 187, an initiative statute ("Proposition 187"). Proposition 187 specifically prohibits funding by the State of social services, health care services and public school education for the benefit of any person not verified as either a United States citizen or a person legally admitted to the United States. Among the provisions in Proposition 187 pertaining to public school education, the measure requires, commencing January 1, 1995, that every school district in the State verify the legal status of every child enrolling in the district for the first time. By January 1, 1996, each school district must verify the legal status of children already enrolled in the district and of all parents or guardians of all students. If the district "reasonably suspects" that a student, parent or guardian is not legally in the United States, that district must report the student to the United States Immigration and Naturalization Service and certain other parties. The measure also prohibits a school district from providing education to a student it does not verify as either a United States citizen or a person legally admitted to the United States. The State Legislative Analyst estimates that verification costs could be in the tens of millions of dollars on a statewide level (including verification costs incurred by other local governments), with first-year costs potentially in excess of $100 million.

  The reporting requirements may violate the Family Educational Rights and Privacy Act ("FERPA"), which generally prohibits schools that receive Federal funds from disclosing information in student records without parental consent. Compliance with FERPA is a condition of receiving Federal education funds, which total $2.3 billion annually to California school districts. The Secretary of the United States Department of Education has indicated that the reporting requirements in Proposition 187 could jeopardize the ability of school districts to receive these funds.

  Opponents of Proposition 187 filed at least eight lawsuits (which were subsequently consolidated) challenging the constitutionality and validity of the measure. On March 18, 1998, a United States District Court judge entered a final judgment in the case, holding key portions of the measure unconstitutional and permanently enjoining the State from implementing those sections which would have required law enforcement, teachers and social services and health care workers to verify a person's immigration status and subsequently report illegal immigrants to authorities and deny them social services, health care and education benefits. An appeal by the State Attorney General was filed with the Ninth Circuit Court of Appeals on March 25, 1998 and is pending.

  Pending Litigation. The State is a party to numerous legal proceedings, many of which normally occur in governmental operations. Some of the more significant lawsuits pending against the State are described herein.

  The State is involved in a lawsuit, Thomas Hayes v. Commission on State Mandates, related to state-mandated costs. The action involves an appeal by the Director of Finance from a 1984 decision by the State Board of Control (now succeeded by the Commission on State Mandates). The Board of Control decided in favor of local school districts' claims for reimbursement for special education programs for handicapped students. The case was then brought to the trial court by the State and later remanded to the Commission for redetermination. The Commission on State Mandates has since expanded the claim to include supplemental claims filed by seven other educational institutions; the issuance of a final consolidated decision is anticipated sometime in early 1999. To date, the Legislature has not appropriated funds. The liability to the State, if all potentially eligible school districts pursue timely claims, has been estimated by the Department of Finance at more than $1 billion.

  The State is involved in a lawsuit related to contamination at the Stringfellow toxic waste site. In United States, People of the State of California v. J.B. Stringfellow, Jr., et al., the State is seeking recovery for post costs of cleanup of the site, a declaration that the defendants are jointly and severally liable for future costs, and an injunction ordering completion of the cleanup. However, the defendants have filed a counterclaim against the State for alleged negligent acts. Because the State is the present owner of the site, the State may be found liable. Present estimates of the cleanup range from $300 million to $800 million.

  The State is a defendant in a coordinated action involving 3,000 plaintiffs seeking recovery for damages caused by the Yuba River flood of February 1986. The appellate court affirmed the trial court finding of liability in inverse condemnation and awarded damages of $500,000 to 12 sample plaintiffs. Potential liability to the remaining 300 plaintiffs, from claims filed, ranges from $800 million to $1.5 billion. An appeal has been filed.

  In the case of Board of Administration, California Public Employees' Retirement System, et al. v. Pete Wilson, Governor, et al., plaintiffs challenged the constitutionality of legislation which deferred payment of the State's employer contribution to the Public Employees' Retirement System ("PERS") beginning in Fiscal Year 1992-93. On January 11, 1995, the Sacramento County Superior Court entered a judgment finding that the legislation unconstitutionally impaired the vested contract rights of PERS members. The judgment provides for issuance of a writ of mandate directing State defendants to disregard the provisions of the legislation, to implement the statute governing employer contributions that existed before the changes in the legislation were found to be unconstitutional and to transfer to PERS the contributions that were unpaid to date. On February 19, 1997, the State Court of Appeals affirmed the decision of the Superior Court, and the Supreme Court subsequently refused to hear the case, making the Court of Appeals' ruling final. On July 30, 1997, the Controller transferred $1.235 billion from the General Fund to PERS in repayment of the principal amount determined to have been improperly deferred. Subsequent State payments to PERS will be made on a quarterly basis. On July 7, 1998, pursuant to Chapter 94, Statutes of 1998, the State paid PERS $332.7 million for the accrued interest on the judgment and interest on the unpaid accrued interest amount.

  On June 24, 1998, plaintiffs in Howard Jarvis Taxpayers Association et al.
v. Kathleen Connell filed a complaint for certain declaratory and injunctive relief challenging the authority of the State Controller to make payments from the State Treasury in the absence of a state budget. On July 21, 1998, the trial court issued a preliminary injunction prohibiting the State Controller from paying moneys from the State Treasury for fiscal year 1998-99, with certain limited exceptions, in the absence of a state budget. The preliminary injunction, among other things, prohibited the State Controller from making any payments pursuant to any continuing appropriation.

  On July 22 and 27, 1998, various employee unions which had intervened in the case appealed the trial court's preliminary injunction and asked the Court of Appeal to stay the preliminary injunction. On July 28, 1998, the Court of Appeal granted the unions' requests and stayed the preliminary injunction pending the Court of Appeal's decision on the merits of the appeal. On August 5, 1998, the Court of Appeal denied the plaintiffs' request to reconsider the stay. Also on July 22, 1998, the State Controller asked the California Supreme Court to immediately stay the trial court's preliminary injunction and to overrule the order granting the preliminary injunction on the merits. On July 29, 1998, the Supreme Court transferred the State Controller's request to the Court of Appeal. The matters are now pending before the Court of Appeal.

California Taxes--

  In the opinion of Messrs. Brown & Wood LLP, special California counsel on California tax matters, under existing law:

    The California Trust will not be treated as an association taxable as a corporation. Accordingly, interest on Bonds received by the California Trust that is exempt from personal income taxes imposed by or under the authority of the State of California will be treated for California income tax purposes in the same manner as if received directly by the Holders.

    Each Holder of the California Trust will recognize gain or loss when the California Trust disposes of a Bond (whether by sale, exchange, redemption or payment at maturity) or upon the Holder's sale or other disposition of a Unit. The amount of gain or loss for California income tax purposes will generally be calculated pursuant to the Code, certain provisions of which are incorporated by reference under California law.

Florida Trust

  Risk Factors --

  Population. In 1980, Florida was the seventh most populous state in the U.S. The State has grown dramatically since then and as of April 1, 1997, ranks fourth with an estimated population of 14.7 million. Florida's attraction, as both a growth and retirement state, has kept net migration at an average of 224,240 new residents a year from 1987 through 1996 with a low of 138,000 in 1992. Net migration in 1996 was 255,000. The U.S. average population increase since 1984 is about 1% annually, while Florida's average annual rate of increase is about 1.8%. Florida continues to be the fastest growing of the eleven largest states. This strong population growth is one reason the State's economy is performing better than the nation as a whole. In addition to attracting senior citizens to Florida as a place for retirement, the State is also recognized as attracting a significant number of working age individuals. Since 1987, the prime working age population (18-44) has grown at an average annual rate of more than 2.0%. The share of Florida's total working age population (18-64) to total State population is approximately 60%. This share is not expected to change appreciably into the twenty-first century.

  Income. The State's personal income has been growing strongly the last several years and has generally out performed both the U.S. as a whole and the southeast in particular, according to the U.S. Department of Commerce and the Florida Consensus Economic Estimating Conference. This is because Florida's population has been growing at a very strong pace and, since the early 70's, the State's economy has diversified so as to provide a broader economic base. As a result, Florida's real per capita personal income has tracked closely with the national average and has tracked above the southeast. From 1992 to 1997, Florida's total nominal personal income grew by 36.6% and per capita income expanded approximately 25.9%. For the nation, total and per capita personal income increased by 30.2% and 24.1%, respectively.

  Because Florida has a proportionately greater retirement age population, property income (dividends, interest, and rent) and transfer payments (Social Security and pension benefits, among other sources of income) are relatively more important sources of income. Transfer payments are typically less sensitive to the business cycle than employment income and, therefore, act as stabilizing forces in weak economic periods.

  The State's per capita personal income in 1997 of $25,255 was slightly below national average of $25,598 and significantly ahead of that for the southeast United States, which was $23,014. Real personal income in the State is forecasted to increase 5.2% in 1997-98 and 3.7% in 1998-99. Real personal income per capita in the State is projected to grow at 3.2% in 1997-98 and 1.8% in 1998-99. The Florida economy appears to be growing in line with, but stronger than, the U.S. economy and is expected to experience steady if unspectacular growth over the next couple of years.

  Employment. Since 1991, the State's population has increased an estimated 11.5%. In that same period, Florida's total non-farm employment has grown approximately 27.5%. Since 1991, the job creation rate in the State is more than twice that of the nation as a whole. Contributing to this is the State's rapid rate of growth in employment and income in international trade. Changes to its economy have also contributed to the State's strong performance. The State is now less dependent on employment from construction, construction related manufacturing, and resource based manufacturing, which have declined as a proportion of total State employment, and more dependent on employment related to trade and services. The State's service sector employment is nearly 87% of total non-farm employment. While the southeast and the nation have a greater proportion of manufacturing jobs, which tend to pay higher wages, service jobs tend to be less sensitive to swings in the business cycle. The State has a concentration of manufacturing jobs in high-tech and high value-added sectors, such as electrical and electronic equipment, as well as printing and publishing. These type of manufacturing jobs tend to be less cyclical. The State's unemployment rate throughout the 1980's tracked below the nation's. In the 1990's, the trend was reversed, until 1995 and 1996, when the State's unemployment rate again tracked below the nation's. According to the U.S. Department of Commerce, the Florida Department of Labor and Employment Security, and the Florida Consensus Economic Estimating Conference (together the "Organization") the State's unemployment rate was 4.8% during 1997 while the national average was 4.9%. As of October 1997, the Organization estimates that the unemployment rate will be 4.8% in 1998-99.

  The State's economy is expected to grow at a moderate rate along with the nation, but is expected to outperform the nation as a whole. Total non-farm employment in Florida is expected to grow at an increase of 3.9% in 1997-98 and 2.6% in 1998-99. Trade and services, the two largest, account for more than half of the total non-farm employment. Employment in the service sectors should experience an increase of 4.8% in 1997-98, while growing 4.1% in 1998-
99. Trade is expected to expand 3.7% in 1998 and 2.3% in 1999. The service sector is now the State's largest employment category.

  Construction. The State's economy has in the past been highly dependent on the construction industry and construction related manufacturing. This dependency has declined in recent years and continues to do so as a result of continued diversification of the State's economy. For example, in 1980, total contract construction employment as a share of total non-farm employment was just about 7.5%, and in 1997, the share had edged downward to 5.7%. This trend is expected to continue as the State's economy continues to diversify. Florida, nevertheless, has a dynamic construction industry, with single and multi-family housing starts accounting for about 9.2% of total U.S. housing starts in 1997 while the State's population is 5.5% of the U.S. total population. Florida's housing starts in 1997 were 132,813.

  A driving force behind the State's construction industry has been the State's rapid rate of population growth. Although the State currently is the fourth most populous state, its annual population growth is now projected to slow somewhat as the number of people moving into the State is expected to average 257,000 a year throughout the 1990's. This population trend should provide fuel for business and home builders to keep construction activity lively in Florida in the next few years. However, other factors do influence the level of construction in the State. For example, federal tax reform in 1986 and other changes to the federal income tax code have eliminated tax deduction for owners of more than two residential real estate properties and have lengthened depreciation schedules on investment and commercial properties. Economic growth and existing supplies of homes and buildings also contribute to the level of construction in the State.

  Single and multi-family housing starts in 1998-99 are projected to reach a combined level of 127,400 decreasing slightly to 125,800 next year. Total construction expenditures are forecasted to increase 0.8% this year and increase 1.8% next year.

  Tourism. Tourism is one of the State's most important industries. Approximately 47 million tourists visited the State in 1997, as reported by the Florida Department of Commerce. In terms of business activities and State tax revenues, tourists in Florida in 1996 represented an estimated 4.8 million additional residents. Visitors to the State tend to arrive slightly more by air than by car. The State's tourist industry over the years has become more sophisticated, attracting visitors year-round and, to a degree, reducing its seasonality. Tourist arrivals are expected to increase by 2.6% this fiscal year and 1.7% next fiscal year. Tourist arrivals to Florida by air are expected to increase by 4.1% this year and increase by 3.9% next year, while arrivals by car are expected to increase by 0.8% this year and decrease 1.0% next year. By the end of the State's current fiscal year, 49.7 million domestic and international tourists are expected to have visited the State. In 1999-00, tourist arrivals should approximate 50.6 million.

  Revenues and Expenses. Estimated fiscal year 1997-98 General Reserve plus Working Capital and Budget Stabilization funds available to the State total $18,621.8 million, an 11.2% increase over 1996-97. Of the total General Revenue plus Working Capital and Budget Stabilization funds available to the State, $16,877.6 million of that is Estimated Revenues which represents an increase of 7.2% over the previous year's Estimated Revenues. With effective General Revenues plus Working Capital Fund and Budget Stabilization appropriations at $17,207.0 million, unencumbered reserves at the end of 1997-98 are estimated at $1,414.8 million. Estimated, fiscal year 1998-99 General Reserve plus Working Capital and Budget Stabilization funds available total $19,113.2 million, a 2.6% increase over 1997-98. The $17,481.7 million in Estimated Revenues represents an increase of 3.6% over the previous year's Estimated Revenues.

  In fiscal year 1996-97, approximately 67% of the State's total direct revenue to its three operating funds were derived from State taxes and fees, with Federal grants and other special revenue accounting for the balance. State sales and tax, corporate income tax, intangible personal property tax, beverage tax and estate tax amounted to 68%, 8%, 4%, 3% and 3%, respectively, of total General Revenue Funds available during fiscal 1996-97. In that same year, expenditures for education, health and welfare, and public safety amounted to approximately 53%, 26% and 14%, respectively, of total expenditures from the General Revenue Fund.

  The State's sales and use tax (6%) currently accounts for the State's single largest source of tax receipts. Slightly less than 10% of the State's sales and use tax is designated for local governments and is distributed to the respective counties in which collected for use by the counties, and the municipalities therein. In addition to this distribution, local governments may (by referendum) assess a 0.5% or a 1.0% discretionary sales surtax within their county. Proceeds from this local option sales tax are earmarked for funding local infrastructure programs and acquiring land for public recreation or conservation or protection of natural resources as provided under applicable Florida law. Certain charter counties have other taxing powers in addition, and non-consolidated counties with a population in excess of 800,000 may levy a local option sales tax to fund indigent health care. It alone cannot exceed 0.5% and when combined with the infrastructure surtax cannot exceed 1.0%. For the fiscal year ended June 30, 1997, sales and use tax recipients (exclusive of the tax on gasoline and special fuels) totalled $12,089 million, an increase of 5.5% over fiscal year 1995-96.

  The second largest source of State tax receipts is the tax on motor fuels. However, these revenues are almost entirely dedicated trust funds for specific purposes and are not included in the State's General Revenue Fund.

  The State imposes an alcoholic beverage, wholesale tax (excise tax) on beer, wine, and liquor. This tax is one of the State's major tax sources, with revenues totalling $447.2 million in the fiscal year ending June 30, 1997. Ninety-eight percent of the revenues collected from this tax are deposited into the State's General Revenue Fund.

  The State imposes a corporate income tax. All receipts of the corporate income tax are credited to the General Revenue Fund. For the fiscal year ended June 30, 1997, receipts from this source were $1,362.3 million, an increase of 17.2% from fiscal year 1995-96.

  The State imposes a documentary stamp tax on deeds and other documents relating to realty, corporate shares, bonds, certificates of indebtedness, promissory notes, wage assignments, and retail charge accounts. The documentary stamp tax collections totalled $844.2 million during fiscal year 1996-97, an 8.9% increase from the previous fiscal year. For fiscal year 1996-97, 62.63% of these taxes were deposited to the General Revenue Fund.

  The State imposes a gross receipts tax on electric, natural gas, and telecommunications services. All gross receipts utilities tax collections are credited to the State's Public Education Capital Outlay and Debt Service Trust Fund. In fiscal year 1996-97, this amounted to $575.7 million, an increase of 6.0% over the previous fiscal year.

  The State imposes an intangible personal property tax on stocks, bonds, including bonds secured by liens in Florida real property, notes, governmental leaseholds, and certain other intangibles not secured by a lien on Florida real property. The annual rate of tax is 2 mils (a mil is $1,000 of tax per $1,000,000 of property value). Second, the State imposes a non-recurring 2 mil tax on mortgages and other obligations secured by liens on Florida real property. In fiscal year 1996-97, total intangible personal property tax collections were $952.4 million, a 6.3% increase from the prior year. Of the net tax proceeds, 66.5% are distributed to the General Revenue Fund.

  The State imposes an estate tax on the estate of a decedent for the privilege of transferring property at death. All receipts of the estate tax are credited to the General Revenue Fund. For the fiscal year ended June 30, 1997, receipts from this source were $546.9 million, an increase of 30% from fiscal year 1995-96.

  The State began its own lottery in 1988. State law requires that lottery revenues be distributed 50% to the public in prizes, 38.0% for use in enhancing education, and the balance, 12.0%, for the costs of administering the lottery. Fiscal year 1996-97 lottery ticket sales totalled $2.09 billion, providing education with approximately $792.3 million.

  Debt-Balanced Budget Requirement. At the end of fiscal 1997, approximately $7.89 billion in principal amount of debt secured by the full faith and credit of the State was outstanding. In addition, since July 1, 1997, the State issued about $799.9 million in principal amount of full faith and credit bonds.

  The State Constitution and statutes mandate that the State budget, as a whole, and each separate fund within the State budget, be kept in balance from currently available revenues each fiscal year. If the Governor or Comptroller believes a deficit will occur in any State fund, by statute, he must certify his opinion to the Administrative Commission, which then is authorized to reduce all State agency budgets and releases by a sufficient amount to prevent a deficit in any fund. Additionally, the State Constitution prohibits issuance of State obligations to fund State operations.

  Litigation. Currently under litigation are several issues relating to State actions or State taxes that put at risk a portion of General Revenue Fund monies. There is no assurance that any of such matters, individually or in the aggregate, will not have a material adverse affect on the State's financial position. A brief summary of these matters follows.


  Nathan M. Hameroff, M.D., et al. v. Agency for Healthcare Administration, et al.: The plaintiff challenged the constitutionality of Florida's Public Medical Assistance Trust Fund annual assessment on net operating revenue of free standing out-patient facilities offering sophisticated radiology services. The trial has not been scheduled. If the State is unsuccessful in its action, the potential refund liability could approximate $70 million.

  Barnett Bank v. Department of Revenue: The issue here is whether Florida's refund statute for dealer repossessions of automobiles authorizes the Department of Revenue to grant a refund to a financial institution that is an assignee of security agreements from the sale of those automobiles and other property sold by dealers. Several financial institutions have applied for refunds. The potential refund to financial institutions exceeds $30 million.

  Deficit Fund Equity. The Florida Casualty Insurance Risk Management Trust Fund has deficit retained earnings of approximately $544 million. These represent long term liabilities of the State as a whole. These liabilities include claims pertaining to state employee Workers' Compensation, federal civil rights, and general and automotive liability.

  The State maintains a bond rating of Aa, AA, and AA from Moody's Investors Service, Standard & Poors Corporation, and Fitch, respectively, on the majority of its general obligation bonds, although the rating of a particular series of revenue bonds relates primarily to the project, facility, or other revenue source from which such series derives funds for repayment. While these ratings and some of the information presented above indicate that the State is in satisfactory economic health, there can be no assurance that there will not be a decline in economic conditions or that particular Florida Municipal Obligations purchased by the Florida Trust will not be adversely affected by any such changes.

  The sources for the information presented above include official statements and financial statements of the State of Florida. While the Sponsor has not independently verified this information, the Sponsor has no reason to believe that the information is not correct in all material respects.

Florida Taxes --

    In the opinion of Carlton Fields, Tampa, Florida, special counsel on Florida tax matters, under existing law:

    The Florida Trust will not be subject to the Florida income tax imposed by Chapter 220 so long as the Florida Trust transacts no business in Florida or has no income subject to federal income taxation. In addition, political subdivisions of Florida do not impose any income taxes.

    Non-Corporate Unit holders will not be subject to any Florida income taxation on income realized by the Florida Trust. Corporate Unit holders with commercial domiciles in Florida will be subject to Florida income taxation on income realized by the Trust. Other corporate Unit holders will be subject to Florida income taxation on income realized by the Florida Trust only to the extent that the income realized is other than "non-business income" as defined by Chapter 220.

    Florida Trust Units will be subject to Florida estate tax if owned by Florida residents and may be subject to Florida estate tax if owned by other decedents at death. However, the Florida estate tax is limited to the amount of the credit allowable under the applicable Federal Revenue Act (currently Section 2011 [and in some cases Section 2102] of the Internal Revenue Code of 1986, as amended) for death taxes actually paid to the several states.

    Neither the Bonds nor the Units will be subject to the Florida ad valorem property tax or Florida sales or use tax.

    Neither the Florida Trust nor the Units will be subject to Florida intangible personal property tax.

Maryland Trust

  Risk Factors--The Public indebtedness of the State of Maryland (the "State") and its instrumentalities is divided into three general types. The State issues general obligation bonds for capital improvements and for various State projects to the payment of which the State ad valorem property tax is exclusively pledged. In addition, the Maryland Department of Transportation issues for transportation purposes its limited, special obligation bonds payable primarily from specific, fixed-rate excise taxes and other revenues related mainly to highway use. Certain authorities issue obligations payable solely from specific non-tax, enterprise fund revenues and for which the State has no liability and has given no moral obligation assurance.

  General obligation bonds of the State are authorized and issued primarily to provide funds for State-owned capital improvements, including institutions of higher learning, and the construction of locally owned public schools. Bonds have also been issued for local government improvements, including grants and loans for water quality improvement projects and correctional facilities, to provide funds for repayable loans or outright grants to private, non-profit cultural or educational institutions, and to fund certain loan and grant programs.

  The Maryland Constitution prohibits the contracting of State debt unless it is authorized by a law levying an annual tax or taxes sufficient to pay the debt service within 15 years and prohibiting the repeal of the tax or taxes or their use for another purpose until the debt is paid. As a uniform practice, each separate enabling act which authorizes the issuance of general obligation bonds for a given object or purpose has specifically levied and directed the collection of an ad valorem property tax on all taxable property in the State. The Board of Public Works is directed by law to fix by May 1 of each year the precise rate of such tax necessary to produce revenue sufficient for debt services requirements of the next fiscal year, which begins July 1. However, the taxes levied need not be collected if or to the extent that funds sufficient for debt services requirements in the next fiscal year have been appropriated in the annual State budget. Accordingly, the Board in annually fixing the rate of property tax after the end of the regular legislative session in April, takes account of appropriations of general funds for debt service.

  In the opinion of counsel, the courts of Maryland have jurisdiction to entertain proceeds and power to grant mandatory injunctive relief to (i) require the Governor to include in the annual budget a sufficient appropriation to pay all general obligation bond debt service for the ensuing fiscal year; (ii) prohibit the General Assembly from taking action to reduce any such appropriation below the level required for that debt service; (iii) require the Board of Public Works to fix and collect a tax on all property in the State subject to assessment for State tax purposes at a rate and in an amount sufficient to make such payments to the extent that adequate funds are not provided in the annual budget; and (iv) provide such other relief as might be necessary to enforce the collection of such taxes and payment of the proceeds of the tax collection to the holders of general obligation bonds, pari passu, subject to the inherent constitutional limitations referred to below.

  It is also the opinion of counsel that, while the mandatory injunctive remedies would be available and while the general obligation bonds of the State are entitled to constitutional protection against the impairment of the obligation of contracts, such constitutional protection and the enforcement of such remedies would not be absolute. Enforcement of a claim for payment of the principal of or interest on the bonds would be subject to the provisions of any statutes that may be constitutionally enacted by the United States Congress or the Maryland General Assembly extending the time for payment or imposing other constraints upon enforcement.

  There is no general debt limit imposed by the Maryland Constitution or public general laws, but a special committee created by statute annually submits to the Governor an estimate of the maximum amount of new general obligation debt that prudently may be authorized. Although the committee's responsibilities are advisory only, the Governor is required to give due consideration to the committee's findings in preparing a preliminary allocation of new general debt authorization for the next ensuing fiscal year.

  Consolidated Transportation Bonds are limited obligations issued by the Maryland Department of Transportation, the principal of which must be paid within 15 years from the date of issue, for highway, port, transit, rail or aviation facilities or any combination of such facilities. Debt service on Consolidated Transportation Bonds is payable from those portions of the excise tax on each gallon of motor vehicle fuel and the motor vehicle titling tax, all mandatory motor vehicle registration fees, monitor carrier fees, and the corporate income tax as are credited to the Maryland Department of Transportation, plus all departmental operating revenues and receipts. Holders of such bonds are not entitled to look to other sources for payment.

  The Maryland Department of Transportation also issues its bonds to provide financing of local road construction and various other county transportation projects and facilities. Debt service on these bonds is payable from the subdivisions' share of highway user revenues held to their credit in a special State fund. On November 9, 1994, the Maryland Transportation Authority issued $162.6 million of special obligation revenue bonds to fund projects at the Baltimore/Washington International Airport secured by revenues from the passenger facility charges received by the Maryland Aviation Administration and from the general account balance of the Transportation Authority. As of June 30, 1997, $388.7 million of the Transportation Authority's revenue bonds were outstanding.

  The Maryland Transportation Authority operates certain highway, bridge and tunnel toll facilities in the State. The tolls and other revenues received from these facilities are pledged as security for revenue bonds of the Authority issued under and secured by a trust agreement between the Authority and a corporate trustee.

  Certain other instrumentalities of the State government are authorized to borrow money under legislation which expressly provides that the loan obligations shall not be deemed to constitute a debt or a pledge of the faith and credit of the State. The Community Development Administration of the Department of Housing and Community development, the Board of Trustees of St. Mary's College of Maryland, the Maryland Environmental Service, the Board of Regents of the University of Maryland System, the Board of Regents of Morgan State University, and the Maryland Food Center Authority have issued and have outstanding bonds of this type. The principal of and interest on bonds issued by these bodies are payable solely from various sources, principally fees generated from use of the facilities or enterprises financed by the bonds.

  Under a Comprehensive Plan of Financing, as amended, of the Maryland Stadium Authority, the Authority is authorized to finance the acquisition and construction of sports facilities at a site within the City of Baltimore. Currently, the Stadium Authority operates Oriole Park at Camden Yards which opened in 1992. The Authority's financings are lease-backed revenue obligations, payment of which is secured by, among other things, an assignment of revenues to be received under a lease of the sports facilities from the Authority to the State of Maryland; rental payments due from the State under that lease will be subject to annual appropriation by the Maryland General Assembly.

  In October 1995, the Stadium Authority and the Baltimore Ravens (formally known as the Cleveland Browns) executed a Memorandum of Agreement which commits the Ravens to occupy a to be constructed football stadium in Baltimore City. The Agreement was approved by the Board of Public Works and constitutes a "long-term lease with a National Football League team" as required by statute for the issuance of Stadium Authority bonds. The Stadium Authority sold $87.565 million in lease-backed revenue bonds on May 1, 1996. The proceeds from the bonds, along with cash available from State lottery proceeds, investment earnings, and other sources will be used to pay project design and construction expenses of approximately $200 million. The bonds are solely secured by an assignment of revenues received under a lease of the project from the Stadium Authority to the State.

  The Stadium Authority has also been assigned responsibility for constructing an expansion of the Convention Centers in Baltimore City and Ocean City and construction of a conference center in Montgomery County. The Baltimore Convention Center expansion is expected to cost $163 million and is being financed through a combination of funding from Baltimore City, Stadium Authority revenue bonds, and State general obligation bonds. The Ocean City Convention Center expansion is expected to cost $35 million and is being financed through a combination of funding from Ocean City and the Stadium Authority. The Montgomery County Conference Center is expected to cost $27.5 million and is being financed through a combination of funding from Montgomery County and the Stadium Authority.

  The Water Quality Revolving Loan Fund is administered by the Water Quality Financing Administration in the Department of the Environment. The Fund may be used to provide loans, subsidies and other forms of financial assistance to local government units for wastewater treatment projects as contemplated by the 1987 amendments to the federal Water Pollution Control Act. The Administration is authorized to issue bonds secured by revenues of the Fund, including loan repayments, federal capitalization grants, and matching State grants.

  The University of Maryland System, Morgan State University, and St. Mary's College of Maryland are authorized to issue revenue bonds for the purpose of financing academic and auxiliary facilities. Auxiliary facilities are any facilities that furnish a service to students, faculty, or staff, and that generate income. Auxiliary facilities include housing, eating, recreational, campus, infirmary, parking, athletic, student union or activity, research laboratory, testing and any related facilities.

  Although the State has authority to make short-term borrowings in anticipation of taxes and other receipts up to a maximum of $100 million, in the past it has not issued short-term borrowings. However, the State has issued certain obligations in the nature of bond anticipation notes for the purpose of assisting several savings and loan associations in qualifying for Federal insurance and in connection with the assumption by a bank of the deposit liabilities of an insolvent savings and loan association.

  The State has financed the construction and acquisition of various facilities through conditional purchase, sale-leaseback, and similar transactions. All of the lease payments under these arrangements are subject to annual appropriation by the Maryland General Assembly. In the event that appropriations are not made, the State may not be held contractually liable for the payments.

  Local Subdivision Debt. The counties and incorporated municipalities in Maryland issue general obligation debt for general governmental purposes. The general obligation debt of the counties and incorporated municipalities is generally supported by ad valorem taxes on real estate, tangible personal property and intangible personal property subject to taxation. The issuer typically pledges its full faith and credit and unlimited taxing power to the prompt payment of the maturing principal and interest on the general obligation debt and to the levy and collection of the ad valorem taxes as and when such taxes become necessary in order to provide sufficient funds to meet the debt service requirements. The amount of debt which may be authorized may in some cases be limited by the requirements that it not exceed a stated percentage of the assessable base upon which taxes are levied.

  In the opinion of counsel, the issuer may be sued in the event that it fails to perform its obligations under the general obligation debt to the holders of the debt, and any judgments resulting from such suits would be enforceable against the issuer. Nevertheless, a holder of the debt who has obtained any such judgment may be required to seek additional relief to compel the issuer to levy and collect such taxes as may be necessary to provide the Funds from which a judgment may be paid. Although there is no Maryland law on this point, it is the opinion of counsel that the appropriate courts of Maryland have jurisdiction to entertain proceedings and power to grant additional relief, such as a mandatory injunction, if necessary, to enforce the levy and collection of such taxes and payment of the proceeds of the collection of the taxes to the holders of general obligation debt, pari passu subject to the same constitutional limitations on enforcement, as described above, as apply to the enforcement of judgments against the State.

  Local subdivisions, including counties and municipal corporations, are also authorized by law to issue special and limited obligation debt for certain purposes other than general governmental purposes. The source of payment of that debt is limited to certain revenues of the issuer derived from commercial activities operated by the issuer, payment made with respect to certain facilities or loans and any funds pledged for the benefit of the holders of the debt. That special and limited obligation debt does not constitute a debt of the State, the issuer or any other political subdivision of either within the meaning of any constitutional or statutory limitation. Neither the State nor the issuer or any other political subdivision of either is obligated to pay the debt or the interest on the debt except from the revenues of the issuer specifically pledged to the payment of the debt. Neither the faith and credit nor the taxing power of the State, the issuer or any other political subdivision of either is pledged to the payment of the debt. The issuance of the debt is not directly or indirectly or contingently an obligation, moral or other, of the State, the issuer or any other political subdivision of either to levy any tax for its payment.

  Special Authority Debt. The State and local governments have created several special authorities with the power to issue debt on behalf of the State or local government for specific purposes, such as providing facilities for non-profit health care and higher educational institutions, facilities for the disposal of solid waste, funds to finance single family and low-to-moderate income housing, and similar purposes. The Maryland Health and Higher Educational Facilities Authority, the Northeast Maryland Waste Disposal Authority, the Housing Opportunities Commission of Montgomery County, and the Housing Authority of Prince George's County are some of the special authorities which have issued and have outstanding debt of this type.

  The debts of the authorities issuing debt on behalf of the State and the local governments are limited obligations of the authorities payable solely from and secured by a pledge of the revenues derived from the facilities or loans financed with the proceeds of the debt and from any other funds and receipts pledged under an indenture with a corporate trustee. The debt does not constitute a debt, liability or pledge of the faith and credit of the State or of any political subdivision or of the authorities. Neither the State nor any political subdivision thereof nor the authorities shall be obligated to pay the debt or the interest on the debt except from such revenues, funds and receipts. Neither the faith and credit nor the taxing power of the State or of any political subdivision of the State or the authorities is pledged to the payment of the principal of or the interest on such debt. The issuance of the debt is not directly or indirectly an obligation, moral or other, of the State or of any political subdivision of the State or of the authority to levy or to pledge any form of taxation whatsoever, or to make any appropriation, for their payment. The authorities have no taxing power.

Maryland Taxes --

  In the opinion of Messrs. Saul, Ewing, Remick & Saul LLP, special Maryland counsel of Maryland tax matters, under applicable existing Maryland State and local tax law:

    The Maryland Trust will not be treated as an association taxable as a corporation, and the income of the Maryland Trust will be treated as the income of the Holders. The Maryland Trust is not a "financial institution" subject to the Maryland Franchise Tax measure by net earnings. The Maryland Trust is not subject to Maryland property taxes imposed on the intangible personal property of certain corporations.

    Except as described below in the case of interest paid on private activity bonds constituting a tax preference for Federal income tax purposes, a Holder will not be required to include such Holder's pro-rata share of the earnings of, or distributions from, the Maryland Trust in such Holder's Maryland taxable income to the extent that such earnings or distributions represent interest excludable from gross income for Federal income tax purposes received by the Maryland Trust on obligations of the State of Maryland, the Government of Puerto Rico, or the Government of Guam and their respective political subdivisions and authorities. Interest on Bonds is not subject to the Maryland Franchise Tax imposed on "financial institutions" and measured by net earnings.

    In the case of taxpayers who are individuals, Maryland presently imposes an income tax on items of tax preference with reference to such items as defined in the Internal Revenue Code, as amended, for purposes of calculating the Federal alternative minimum tax. Interest paid on certain private activity bonds is a preference item for purposes of calculating the Federal alternative minimum tax. Accordingly, if the Maryland Trust holds such bonds, 50% of the interest on such bonds in excess of a threshold amount is taxable by Maryland.

    A Holder will recognize taxable gain or loss, except in the case of an individual Holder who is not a Maryland resident, when the Holder disposes of all or part of such Holder's pro rata portion of the Bonds in the Maryland Trust. A Holder will be considered to have disposed of all or part of such Holder's pro rata portion of each Bond when the Holder sells or redeems all or some of such Holder's Units. A Holder will also be considered to have disposed of all or part of such Holder's pro rata portion of a Bond when all or part of the Bond is disposed of by the Maryland Trust or is redeemed or paid at maturity. Gains included in the gross income of Holders for federal income tax purposes is, however, subtracted from income for Maryland income tax purposes to the extent that the gain is derived from the disposition of Bonds issued by the State of Maryland and its political subdivisions. Profits realized on the sale or exchange of Bonds are not subject to the Maryland Franchise Tax imposed on "financial institutions" and measured by net earnings.

    Units of the Maryland Trust will be subject to Maryland inheritance and estate tax only if held by Maryland residents.

    Neither the Bonds nor the Units will be subject to Maryland personal property tax.

    The sales of Units in Maryland or the holding of Units in Maryland will not be subject to Maryland Sales or Use Tax.

New York Trust

  Risk Factors--The information set forth below is derived from the official statements and/or preliminary drafts of official statements prepared in connection with the issuance of New York State and New York City municipal bonds. The Sponsor has not independently verified this information.

  Economic Trends. Over the long term, the State of New York (the "State") and the City of New York (the "City") face serious economic problems. The City accounts for approximately 41% of the State's population and personal income, and the City's financial health affects the State in numerous ways. The State historically has been one of the wealthiest states in the nation. For decades, however, the State has grown more slowly than the nation as a whole, gradually eroding its relative economic affluence. Statewide, urban centers have experienced significant changes involving migration of the more affluent to the suburbs and an influx of generally less affluent residents. Regionally, the older Northeast cities have suffered because of the relative success that the South and the West have had in attracting people and business. The City has also had to face greater competition as other major cities have developed financial and business capabilities which make them less dependent on the specialized services traditionally available almost exclusively in the City.

  The State has for many years had a very high State and local tax burden relative to other states. The State and its localities have used these taxes to develop and maintain their transportation networks, public schools and colleges, public health systems, other social services and recreational facilities. Despite these benefits, the burden of State and local taxation, in combination with the many other causes of regional economic dislocation, has contributed to the decisions of some businesses and individuals to relocate outside, or not locate within, the State.

  Notwithstanding the numerous initiatives that the State and its localities may take to encourage economic growth and achieve balanced budgets, reductions in Federal spending could materially and adversely affect the financial condition and budget projections of the State and its localities.

  New York City. The City, with a population of approximately 7.4 million, is an international center of business and culture. Its non-manufacturing economy is broadly based, with the banking and securities, life insurance, communications, publishing, fashion design, retailing and construction industries accounting for a significant portion of the City's total employment earnings. Additionally, the City is the nation's leading tourist destination. The City's manufacturing activity is conducted primarily in apparel and printing.

  For each of the 1981 through 1998 fiscal years, the City had an operating surplus, before discretionary transfers, and achieved balanced operating results as reported in accordance with then applicable generally accepted accounting principles ("GAAP"), after discretionary transfers. The City has been required to close substantial gaps between forecast revenues and forecast expenditures in order to maintain balanced operating results. There can be no assurance that the City will continue to maintain balanced operating results as required by State law without tax or other revenue increases or reductions in City services or entitlement programs, which could adversely affect the City's economic base.

  As required by law, the City prepares a four-year annual financial plan, which is reviewed and revised on a quarterly basis and which includes the City's capital, revenue and expense projections and outlines proposed gap-closing programs for years with projected budget gaps. The City's current financial plan projects a surplus in the 1999 fiscal year, before discretionary transfers, and budget gaps for each of the 2000, 2001 and 2002 fiscal years. This pattern of current year surplus operating results and projected subsequent year budget gaps has been consistent through the entire period since 1982, during which the City has achieved surplus operating results, before discretionary transfers, for each fiscal year.

  The City depends on aid from the State both to enable the City to balance its budget and to meet its cash requirements. There can be no assurance that there will not be reductions in State aid to the City from amounts currently projected; that State budgets will be adopted by the April 1 statutory deadline, or interim appropriations enacted; or that any such reductions or delays will not have adverse effects on the City's cash flow or expenditures. In addition, the Federal budget negotiation process could result in a reduction in or a delay in the receipt of Federal grants which could have additional adverse effects on the City's cash flow or revenues.

  The Mayor is responsible for preparing the City's financial plan, including the City's current financial plan for the 1999 through 2002 fiscal years (the "1999-2002 Financial Plan" or "Financial Plan"). The City's projections set forth in the Financial Plan are based on various assumptions and contingencies which are uncertain and which may not materialize. Such assumptions and contingencies include the condition of the regional and local economies, the provision of State and Federal aid and the impact on City revenues and expenditures of any future Federal or State policies affecting the City.

  Implementation of the Financial Plan is dependent upon the City's ability to market its securities successfully. The City's financing program for fiscal years 1999 through 2002 contemplates the issuance of $5.2 billion of general obligation bonds and $5.4 billion of bonds to be issued by the New York City Transitional Finance Authority (the "Finance Authority") to finance City capital projects. The Finance Authority was created as part of the City's effort to assist in keeping the City's indebtedness within the forecast level of the constitutional restrictions on the amount of debt the City is authorized to incur. In addition, the City issues revenue and tax anticipation notes to finance its seasonal working capital requirements. The success of projected public sales of City bonds and notes, New York City Municipal Water Finance Authority ("Water Authority") bonds and Finance Authority bonds will be subject to prevailing market conditions. The City's planned capital and operating expenditures are dependent upon the sale of its general obligation bonds and notes, and the Water Authority and Finance Authority bonds. Future developments concerning the City and public discussion of such developments, as well as prevailing market conditions, may affect the market for outstanding City general obligation bonds and notes.

  For the 1998 fiscal year, the City had an operating surplus, before discretionary and other transfers, and achieved balanced operating results, after discretionary and other transfers, in accordance with GAAP. The 1998 fiscal year is the eighteenth year that the City has achieved an operating surplus, before discretionary and other transfers, and balanced operating results, after discretionary and other transfers.

  On November 18, 1998, the City released the Financial Plan for the 1999 through 2002 fiscal years, which relates to the City and certain entities which receive funds from the City. The Financial Plan is a modification to the financial plan submitted to the Control Board on June 26, 1998 (the "June Financial Plan"). The Financial Plan projects revenues and expenditures for the 1999 fiscal year balanced in accordance with GAAP, and projects gaps of $2.2 billion, $2.9 billion and $2.4 billion for the 2000 through 2002 fiscal years, respectively, after implementation of a gap closing program to reduce agency expenditures by $200 million in the 1999 fiscal year and approximately $80 million in each of fiscal years 2000 through 2002.

  Changes since the June Financial Plan include: (i) an increase in projected tax revenues of $288 million and $8 million in fiscal years 1999 and 2000, respectively, and a decrease in projected tax revenues of $23 million and $66 million in fiscal years 2001 and 2002, respectively; (ii) an increase in planned expenditures for health insurance of approximately $60 million in each of fiscal years 1999 through 2002; (iii) a decrease in projected pension expenditures due to higher than planned increases in the value of the assets of the retirement systems of $67 million, $171 million, $264 million and $372 million in the fiscal years 1999 through 2002, respectively; (iv) other agency spending increases of $76 million, $101 million, $78 million, and $70 million in fiscal years 1999 through 2002, respectively; and (v) an increase in agency expenditures of $227 million, $295 million, $295 million and $294 million in fiscal years 1999 through 2002, respectively, due to a reduction in the agency gap closing program.

  The 1999-2002 Financial Plan includes a proposed discretionary transfer in the 1999 fiscal year of $465 million to pay debt service due in fiscal year 2000. In addition, the Financial Plan reflects enacted and proposed tax reduction programs totaling $429 million, $604 million and $606 million in fiscal years 2000 through 2002, respectively, including the elimination of the City sales tax on all clothing as of December 1, 1999, the extension of current tax reductions for owners of cooperative and condominium apartments starting in fiscal year 2000 and a personal income tax credit for child care and for resident holders of Subchapter S corporations starting in fiscal year 2000, which are subject to State legislative approval, and reduction of the commercial rent tax commencing in fiscal year 2000.

  The Financial Plan assumes (i) approval by the Governor and the State Legislature of the extension of the 14% personal income tax surcharge, which is scheduled to expire on December 31, 1999, and which is projected to provide revenue of $183 million, $524 million and $544 million in the 2000, 2001 and 2002 fiscal years, respectively; and (ii) collection of the projected rent payments for the City's airports, totaling $6 million, $365 million, $155 million and $185 million in the 1999 through 2002 fiscal years, respectively, a substantial portion of which may depend on the successful completion of negotiations with The Port Authority of New York and New Jersey (the "Port Authority") or the enforcement of the City's rights under the existing leases through pending legal actions. The Financial Plan provides no additional wage increases for City employees after their contracts expire in fiscal years 2000 and 2001. In addition, the economic and financial condition of the City may be affected by various financial, social, economic and political factors which could have a material effect on the City.

  In January, the Mayor is expected to publish a Modification (the "January Modification") to the Financial Plan for the City's 1999 through 2003 fiscal years and a preliminary budget for the City's fiscal year 2000. The January Modification will include changes since the Financial Plan and the City's program to address the currently forecast $2.2 billion gap in fiscal year 2000. As in prior years, the City's gap-closing program could include a program to substantially reduce projected agency spending and City proposals for increased Federal and State aid and other non-tax revenues.

  The 1998 modification of the City's financial plan and the 1999-2002 Financial Plan include a proposed discretionary transfer in the 1998 fiscal year of approximately $2.0 billion to pay debt service due in the 1999 fiscal year, and a proposed discretionary transfer in the 1999 fiscal year of $416 million to pay debt service due in fiscal year 2000, included in the Budget Stabilization Accounts for the 1998 and 1999 fiscal years, respectively, In addition, the Financial Plan reflects proposed tax reduction programs totaling $237 million, $537 million, $657 million and $666 million in fiscal years 1999 through 2002, respectively, including the elimination of the City sales tax on all clothing as of December 1, 1999, a City-funded acceleration of the State funded personal income tax reduction for the 1999 through 2001 fiscal years, the extension of current tax reductions for owners of cooperative and condominium apartments starting in fiscal year 2000 and a personal income tax credit for child care and for resident holders of Subchapter S corporations, which are subject to State legislative approval, and reduction of the commercial rent tax commencing in fiscal year 2000.

  On June 5, 1998, the City Council adopted a budget which re-allocated expenditures from those provided in the Executive Budget in the amount of $409 million. The re-allocated expenditures, which include $116 million from the Budget Stabilization Account, $82 million from debt service, $45 million from pension contributions, $54 million from social services spending and $112 million from other spending, were re-allocated to uses set forth in the City Council's adopted budget. Such uses include a revised tax reduction program at a revenue cost in the 1999 fiscal year of $45 million, additional expenditures for various programs of $199 million and provision of $165 million to retire high interest debt. The revised tax reduction program in the City Council's adopted budget assumes the expiration of the 12.5% personal income tax surcharge, rather than the implementation of the personal income tax reduction program proposed in the Executive budget. The changes reflected in the City Council's adopted budget would increase the gaps forecast between revenues and expenditures in the future years of the Financial Plan.

  On June 5, 1998, in accordance with the City Charter, the Mayor certified to the City Council revised estimates of the City's revenues (other than property tax) for fiscal year 1999. Consistent with this certification, the property tax levy was estimated by the Mayor to require an increase to realize sufficient revenue from this source to produce a balanced budget within generally accepted accounting principles. On June 8, 1998, the City Council adopted a property tax levy that was $237.7 million lower than the levy estimated to be required by the Mayor. The City Council, however, maintained that the revenue to be derived from the levy it adopted would be sufficient to achieve a balanced budget because the property tax reserve for uncollectibles could be reduced. Property tax bills for fiscal year 1999 are expected to be mailed in the near future by the City's Department of Finance at the rates adopted by the City Council for fiscal year 1998, subject to later adjustment.

  On July 16, 1998, Standard & Poor's revised its rating of City bonds upward from BBB+ to A-. Moody's rating of City bonds was revised in February 1998 to A3 from Baa1. Moody's, Standard & Poor's and Fitch currently rate the City's outstanding general obligations bonds A3, A- and A-, respectively.

  New York State and its Authorities. The State Financial Plan for the 1998-1999 fiscal year projects balance on a cash basis for the 1998-1999 fiscal year, as modified on July 30, 1998, with a closing balance in the General Fund of $1.67 billion. The State Financial Plan contains projections of a potential imbalance in the 1999-2000 fiscal year of $1.3 billion, assuming implementation of unspecified efficiency actions, the receipt of funds from the tobacco settlement and the application of certain reserves established in the 1998-1999 State Financial Plan. The Executive Budget submitted in February 1998 contained projections at that time of a potential imbalance in the 2000-2001 fiscal year of $3.72 billion, assuming implementation of unspecified efficiency initiatives and other actions in the 2000-2001 fiscal year.

  The 1999-2002 Financial Plan is based on numerous assumptions, including the condition of the City's and the region's economy and a modest employment recovery and the concomitant receipt of economically sensitive tax revenues in the amounts projected. The 1999-2002 Financial Plan is subject to various other uncertainties and contingencies relating to, among other factors, the extent, if any, to which wage increases for City employees exceed the annual wage costs assumed for the 1999 through 2002 fiscal years; continuation of projected interest earnings assumptions for pension fund assets and current assumptions with respect to wages for City employees affecting the City's required pension fund contributions; the willingness and ability of the State to provide the aid contemplated by the Financial Plan and to take various other actions to assist the City; the ability of State agencies to maintain balanced budgets; the willingness of the Federal government to provide the amount of Federal aid contemplated in the Financial Plan; the impact on City revenues and expenditures of Federal and State welfare reform and any future legislation affecting Medicare or other entitlement programs; adoption of the City's budgets by the City Council in substantially the forms submitted by the Mayor; the ability of the City to implement cost reduction initiatives, and the success with which the City controls expenditures; the impact of conditions in the real estate market on real estate tax revenues; the City's ability to market its securities successfully in the public credit markets; and unanticipated expenditures that may be incurred as a result of the need to maintain the City's infrastructure. Certain of these assumptions have been questioned by the City Comptroller and other public officials.

  The Legislature passed a State budget for the 1998-1999 fiscal year on April 18, 1998, and on April 26, 1998 the Governor vetoed certain of the increased spending in the State budget passed by the Legislature. The Legislature did not override any of the Governor's vetoes. The State Financial Plan for the 1998-1999 fiscal year, as modified on July 30, 1998, projects balance on a cash basis for the 1998-1999 fiscal year, with a closing balance in the General Fund of $1.67 billion. The State Financial Plan contains projections of a potential imbalance in the 1999-2000 fiscal year of $1.3 billion, assuming implementation of $600 million of unspecified efficiency actions, the receipt of $250 million in funds from the tobacco settlement and the application of certain reserves established in the 1998-1999 State Financial Plan. The Executive Budget submitted in February 1998 contained projections at that time of a potential imbalance in the 2000-2001 fiscal year of $3.72 billion, assuming implementation of $800 million of unspecified efficiency initiatives in the 2000-2001 fiscal year and $250 million in funds from the tobacco settlement. The State Financial Plan for the 1998-1999 fiscal year includes multi-year tax reductions and significant increases in spending which will affect the 2000-2001 fiscal year. The various elements of the State and local tax and assessment reductions enacted during the last several fiscal years will reduce projected revenues by more than $4 billion in the 2002-2003 fiscal year as measured from the current 1998-1999 base.

  On July 23, 1998, the New York State Comptroller issued a report which noted that a significant cause for concern is the budget gaps in the 1999-2000 and 2000-2001 fiscal years, which the State Comptroller projected at $1.8 billion and $5.5 billion, respectively, after excluding the uncertain receipt by the State of $250 million of funds from the tobacco settlement assumed for each of such fiscal years, as well as the unspecified actions assumed in the State's projections. The State Comptroller also stated that if the securities industry or economy slows, the size of the gaps would increase.

  Standard & Poor's rates the State's general obligation bonds A, and Moody's rates the State's general obligation bonds A2. On August 28, 1997, Standard & Poor's revised its rating on the State's general obligation bonds from A- to A.

  Litigation. A number of court actions have been brought involving State finances. The court actions in which the State is a defendant generally involve State programs and miscellaneous tort, real property, and contract claims. While the ultimate outcome and fiscal impact, if any, on the State of those proceedings and claims are not currently predictable, adverse determinations in certain of them might have a material adverse effect upon the State's ability to carry out the 1999-2002 Financial Plan. The City has estimated that its potential future liability on account of outstanding claims against it as of June 30, 1998 amounted to approximately $3.5 billion.

New York Taxes--

  In the opinion of Battle Fowler LLP, special counsel for the Sponsor, under existing New York law:

    Under the income tax laws of the State and City of New York, the Trust is not an association taxable as a corporation and income received by the Trust will be treated as the income of the Holders in the same manner as for Federal income tax purposes. Accordingly, each Holder will be considered to have received the interest on its pro rata portion of each Bond when interest on the Bond is received by the Trust. In the opinion of bond counsel delivered on the date of issuance of the Bond, such interest will be exempt from New York State and City personal income taxes except where such interest is subject to Federal income taxes (see Taxes). A noncorporate Holder of Units of the Trust who is a New York State (and
  City) resident will be subject to New York State (and City) personal income taxes on any gain recognized when it disposes of all or part of its pro rata portion of a Bond. A noncorporate Holder who is not a New York State resident will not be subject to New York State or City personal income taxes on any such gain unless such Units are attributable to a business, trade, profession or occupation carried on in New York. A New York State (and City) resident should determine its tax basis for its pro rata portion of each Bond for New York State (and City) income tax purposes in the same manner as for Federal income tax purposes. Interest income on, as well as any gain recognized on the disposition of, a Holder's pro rata portion of the Bonds is generally not excludable from income in computing New York State and City corporate franchise taxes.

TAX FREE VS. TAXABLE INCOME

  The following tables show the approximate yields which taxable securities must earn in various income brackets to equal tax exempt yields under combined Federal and state individual income tax rates. This table reflects projected Federal income tax rates and tax brackets for the 1999 taxable year and state income tax rates that were available on the date of the Prospectus. Because the Federal rate brackets are subject to adjustment based on changes in the Consumer Price Index, the taxable equivalent yields for subsequent years may be lower than indicated. A table is computed on the theory that the taxpayer's highest bracket tax rate is applicable to the entire amount of any increase or decrease in taxable income (after allowance for any resulting change in state income tax) resulting from a switch from taxable to tax-free securities or vice versa. Variations between state and Federal allowable deductions and exemptions are generally ignored. The state tax is thus computed by applying to the Federal taxable income bracket amounts shown in the table the appropriate state rate for those same dollar amounts. For example, a married couple living in the State of California and filing a Joint Return with $53,000 in taxable income for the 1999 tax year would need a taxable investment yielding 9.06% in order to equal a tax-free return of 6.00%. Use the appropriate table to find your tax bracket. Read across to determine the approximate taxable yield you would need to equal a return free of Federal income tax and state income tax.

                           STATE OF CALIFORNIA
1999 Tax Year

                       Approx. Combined          TAX EXEMPT YIELD
   Taxable             Federal & State  4.00% 4.50%  5.00%  5.50%  6.00%  6.50%
   Income Bracket          Tax Rate
                                             TAXABLE EQUIVALENT YIELD
                                                   JOINT RETURN
   $      0 -  10,032       15.85%      4.75% 5.35%  5.94%   6.54%  7.13%  7.72%
   $ 10,033 -  23,776       16.70       4.80  5.40   6.00    6.60   7.20   7.80
   $ 23,777 -  37,522       18.40       4.90  5.51   6.13    6.74   7.35   7.97
   $ 37,523 -  42,350       20.10       5.01  5.63   6.26    6.88   7.51   8.14
   $ 42,351 -  52,090       32.32       5.91  6.65   7.39    8.13   8.87   9.60
   $ 52,091 -  65,832       33.76       6.04  6.79   7.55    8.30   9.06   9.81
   $ 65,833 - 104,050       34.70       6.13  6.89   7.66    8.42   9.19   9.95
   $104,051 - 126,600       37.42       6.39  7.19   7.99    8.79   9.59  10.39
   $126,601 - 158,550       38.26       6.48  7.29   8.10    8.91   9.72  10.53
   $158,551 - 283,150       42.93       7.01  7.89   8.76    9.64  10.51  11.39
   Over $283,150            46.29       7.45  8.38   9.31   10.24  11.17  12.10
                                                  SINGLE RETURN
   $      0 -   5,016       15.85%      4.75% 5.35%  5.94%   6.54%  7.13%  7.72%
   $  5,017 -  11,888       16.70       4.80  5.40   6.00    6.60   7.20   7.80
   $ 11,889 -  18,761       18.40       4.90  5.51   6.13    6.74   7.35   7.97
   $ 18,762 -  25,750       20.10       5.01  5.63   6.26    6.88   7.51   8.14
   $ 25,751 -  26,045       32.32       5.91  6.65   7.39    8.13   8.87   9.60
   $ 26,046 -  32,916       33.76       6.04  6.79   7.55    8.30   9.06   9.81
   $ 32,917 -  62,450       34.70       6.13  6.89   7.66    8.42   9.19   9.95
   $ 62,451 - 126,600       37.42       6.39  7.19   7.99    8.79   9.59  10.39
   $126,601 - 130,250       38.26       6.48  7.29   8.10    8.91   9.72  10.53
   $130,251 - 283,150       42.93       7.01  7.89   8.76    9.64  10.51  11.39
   Over $283,150            46.29       7.45  8.38   9.31   10.24  11.17  12.10

-------
Note: This table reflects the following:

  1 The above tax rates represent 1999 Federal income tax rates and 1998
    California income tax rates. California has not yet published its 1999 personal income tax rates.

  2 Taxable income, as reflected in the above table, equals Federal adjusted gross income (AGI), less personal exemptions and itemized deductions (including the deduction for state income tax). However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer's AGI over $126,600, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined Federal and state tax rates through the use of higher effective Federal tax rates. However, the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AGI in excess of $189,950 for married taxpayers filing a joint tax return and $126,600 for single taxpayers. The effect of this phase out is not reflected in the above table.

  3 Interest earned on municipal obligations may be subject to the federal alternative minimum tax. The effect of this provision is not included into the above table.

  4 The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest rates applicable to the income levels indicated within each bracket.

  5 Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

                               STATE OF FLORIDA

1999 Tax Year

                                                                         TAX EXEMPT YIELD
       Taxable Income Bracket                                     4.00% 4.50% 5.00% 5.50% 6.00%  6.50%
   Joint Return       Single Return    Effective Federal Tax Rate    TAXABLE EQUIVALENT YIELD
$      0 -  43,050  $      0 -  25,750           15.00%           4.71% 5.29% 5.88% 6.47%  7.06%  7.65%
$ 43,051 - 104,050  $ 25,751 -  62,450           28.00            5.56  6.25  6.94  7.64   8.33   9.03
$104,051 - 126,600  $ 62,451 - 126,600           31.00            5.80  6.52  7.25  7.97   8.70   9.42
$126,601 - 158,550  $126,601 - 130,250           31.93            5.88  6.61  7.35  8.08   8.81   9.55
$158,551 - 283,150  $130,251 - 283,150           37.08            6.36  7.15  7.95  8.74   9.54  10.33
OVER $283,150       OVER $283,150                40.79            6.76  7.60  8.44  9.29  10.13  10.98

-------
Note: This table reflects the following:
  1 Taxable income equals adjusted gross income ("AGI") less personal exemptions and itemized deductions. However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer's AGI over $124,500, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined Federal and state tax rates through the use of higher effective Federal tax rates. In addition, the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AGI in excess of $186,800 for married taxpayers filing a joint tax return and $124,500 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table.
  2 Interest earned on municipal obligations may be subject to the federal alternative minimum tax. This provision is not incorporated into the table.
  3 The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest rates applicable to the income levels indicated within each bracket.

  4 Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

  5 The State of Florida does not impose a state personal income tax.

                               STATE OF MARYLAND

           1999 Tax Year

                         Approx. Combined
                          Federal, State            TAX FREE YIELD
        Taxable             and Local     4.00%  4.50%  5.00%  5.50%  6.00%  6.50%
        Income Bracket       Tax Rate
                                               TAXABLE EQUIVALENT YIELD
                                                     JOINT RETURN
        $     0-
           1,000              16.70%      4.80%  5.40%  6.00%  6.60%   7.20%  7.80%
        $  1,001-
           2,000              17.55       4.85   5.46   6.06   6.67    7.28   7.88
        $  2,001-
           3,000              18.40       4.90   5.51   6.13   6.74    7.35   7.97
        $  3,001-
          43,050              19.12       4.95   5.56   6.18   6.80    7.42   8.04
        $ 43,051-
         104,050              31.49       5.84   6.57   7.30   8.03    8.76   9.49
        $104,051-
         126,600              34.35       6.09   6.85   7.62   8.38    9.14   9.90
        $126,601-
         158,550              35.23       6.18   6.95   7.72   8.49    9.26  10.04
        $158,551-
         283,150              40.13       6.68   7.52   8.35   9.19   10.02  10.86
        Over
         $283,150             43.66       7.10   7.99   8.87   9.76   10.65  11.54
                                                     SINGLE RETURN
        $     0-
           1,000              16.70%      4.80%  5.40%  6.00%  6.60%   7.20%  7.80%
        $  1,001-
           2,000              17.55       4.85   5.46   6.06   6.67    7.28   7.88
        $  2,001-
           3,000              18.40       4.90   5.51   6.13   6.74    7.35   7.97
        $  3,001-
          25,750              19.12       4.95   5.56   6.18   6.80    7.42   8.04
        $ 25,751-
          62,450              31.49       5.84   6.57   7.30   8.03    8.76   9.49
        $ 62,451-
         126,600              34.35       6.09   6.85   7.62   8.38    9.14   9.90
        $126,601-
         130,250              35.23       6.18   6.95   7.72   8.49    9.26  10.04
        $130,251-
         283,150              40.13       6.68   7.52   8.35   9.19   10.02  10.86
        Over
         $283,150             43.66       7.10   7.99   8.87   9.76   10.65  11.54

-------
Note: This table reflects the following:

  1 Taxable income, as reflected in the above table, equals Federal adjusted gross income (AGI), less personal exemptions and itemized deductions (including the deduction for state income tax). However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer's AGI over $126,600, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined Federal and state tax rates through the use of higher effective Federal tax rates. In addition, the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two effective Federal tax rates. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AGI in excess of $189,950 for married taxpayers filing a joint tax return and $126,600 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table .

  2 Interest earned on municipal obligations may be subject to the federal alternative minimum tax. The effect of this provision is not incorporated into the table.

  3 The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest rates applicable to the income levels indicated within each bracket.

  4 Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

                               STATE OF NEW YORK
1999 Tax Year

                      Approx. Combined          TAX EXEMPT YIELD
   Taxable            Federal & State  4.00%  4.50%  5.00%  5.50%  6.00%  6.50%
   Income Bracket         Tax Rate
                                            TAXABLE EQUIVALENT YIELD
                                                  JOINT RETURN
   $0-16,000               18.40%      4.90%  5.51%  6.13%  6.74%   7.35%  7.97%
   $16,001-22,000          18.83%      4.93   5.54   6.16   6.78    7.39   8.01
   $22,001-26,000          19.46%      4.97   5.59   6.21   6.83    7.45   8.07
   $26,001-40,000          20.02%      5.00   5.63   6.25   6.88    7.50   8.13
   $40,001-43,050          20.82%      5.05   5.68   6.31   6.95    7.58   8.21
   $43,051-104,050         32.93%      5.96   6.71   7.46   8.20    8.95   9.69
   $104,051-126,600        35.73%      6.22   7.00   7.78   8.56    9.34  10.11
   $126,601-158,550        36.59%      6.31   7.10   7.89   8.67    9.46  10.25
   $158,551-$283,150       41.39%      6.82   7.68   8.53   9.38   10.24  11.09
   OVER $283,150           44.84%      7.25   8.16   9.07   9.97   10.88  11.78
                                                  SINGLE RETURN
   $0-8,000                18.40%      4.90%  5.51%  6.13%  6.74%   7.35%  7.97%
   $8,001-11,000           18.83%      4.93   5.54   6.16   6.78    7.39   8.01
   $11,001-13,000          19.46%      4.97   5.59   6.21   6.83    7.45   8.07
   $13,001-20,000          20.02%      5.00   5.63   6.25   6.88    7.50   8.13
   $20,001-25,750          20.82%      5.05   5.68   6.31   6.95    7.58   8.21
   $25,751-62,450          32.93%      5.96   6.71   7.46   8.20    8.95   9.69
   $62,451-126,600         35.73%      6.22   7.00   7.78   8.56    9.34  10.11
   $126,601-130,250        36.59%      6.31   7.10   7.89   8.67    9.46  10.25
   $130,251-$283,150       41.39%      6.82   7.68   8.53   9.38   10.24  11.09
   OVER $283,150           44.84%      7.25   8.16   9.07   9.97   10.88  11.78
------------

Note: This table reflects the following:
  1 Taxable income, as reflected in the above table, equals Federal adjusted gross income (AGI), less personal exemptions and itemized deductions (including the deduction for state income tax). However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer's AGI over $126,600, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined Federal and state tax rates through the used of higher effective Federal tax rates. In addition, the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two effective Federal tax rates. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AGI in excess of $189,950 for married taxpayers filing a joint tax return and $126,600 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table.
  2 Interest earned on municipal obligations may be subject to the federal alternative minimum tax. This provision is not incorporated into the table.
  3 The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest rates applicable to the income levels indicated within each bracket.
  4 Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

                               CITY OF NEW YORK
1999 Tax Year

                    Approx. Combined
                    Federal, State &          TAX EXEMPT YIELD
   Taxable           New York City   4.00%  4.50%  5.00%  5.50%  6.00%  6.50%
   Income Bracket       Tax Rate
                                          TAXABLE EQUIVALENT YIELD

                                                JOINT RETURN

   $      0-
      16,000             20.70%      5.04%  5.67%  6.30%   6.94%  7.57%  8.20%
   $ 16,001-
      21,600             21.12       5.07   5.70   6.34    6.97   7.61   8.24
   $ 21,601-
      22,000             21.59       5.10   5.74   6.38    7.01   7.65   8.29
   $ 22,001-
      26,000             22.23       5.14   5.79   6.43    7.07   7.72   8.36
   $ 26,001-
      40,000             22.78       5.18   5.83   6.48    7.12   7.77   8.42
   $ 40,001-
      43,050             23.59       5.24   5.89   6.54    7.20   7.85   8.51
   $ 43,051-
      45,000             35.28       6.18   6.95   7.73    8.50   9.27  10.04
   $ 45,001-
      90,000             35.31       6.18   6.96   7.73    8.50   9.28  10.05
   $ 90,001-
     104,050             35.35       6.19   6.96   7.73    8.51   9.28  10.05
   $104,051-
     126,601             38.04       6.46   7.26   8.07    8.88   9.68  10.49
   $126,601-
     158,550             38.88       6.54   7.36   8.18    9.00   9.82  10.63
   $158,551-
    $283,150             43.50       7.08   7.96   8.85    9.73  10.62  11.50
   Over
    $283,150             46.83       7.52   8.46   9.40   10.34  11.28  12.23

                                               SINGLE RETURN

   $      0-
       8,000             20.70%      5.04%  5.67%  6.30%   6.94%  7.57%  8.20%
   $  8,001-
      11,000             21.12       5.07   5.70   6.34    6.97   7.61   8.24
   $ 11,001-
      12,000             22.27       5.15   5.79   6.43    7.08   7.72   8.36
   $ 12,001-
      13,000             22.23       5.14   5.79   6.43    7.07   7.72   8.36
   $ 13,001-
      20,000             22.78       5.18   5.83   6.48    7.12   7.77   8.42
   $ 20,001-
      25,000             23.59       5.24   5.89   6.54    7.20   7.85   8.51
   $ 25,001-
      25,750             23.63       5.24   5.89   6.55    7.20   7.86   8.51
   $ 25,751-
      50,000             35.31       6.18   6.96   7.73    8.50   9.28  10.05
   $ 50,001-
      62,450             35.35       6.19   6.96   7.73    8.51   9.28  10.05
   $ 62,451-
     126,600             38.04       6.46   7.26   8.07    8.88   9.68  10.49
   $126,601-
     130,250             38.88       6.54   7.36   8.18    9.00   9.82  10.63
   $130,251-
    $283,150             43.50       7.08   7.96   8.85    9.73  10.62  11.50
   Over
    $283,150             46.83       7.52   8.46   9.40   10.34  11.28  12.23

-------
Note: This table reflects the following:
  1 Taxable income, as reflected in the above table, equals Federal adjusted gross income (AGI), less personal exemptions and itemized deductions (including the deduction for state income tax). However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer's AGI over $126,600, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined Federal and state tax rates through the use of higher effective Federal tax rates. In addition, the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two effective Federal tax rates. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AIG in excess of $189,950 for married taxpayers filing a joint tax return and $126,600 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table.
  2 Interest earned on municipal obligations may be subject to the federal alternative minimum tax. The effect of this provision is not incorporated into the table.
  3 The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest rates applicable to the income levels indicated within each bracket.
  4 Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

Prospectus
This Prospectus contains information concerning the Trust and the Sponsor, but does not contain all the information set forth in the registration statements and exhibits relating thereto, which the Trust has filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.

Index:

                                                                            Page
                                                                            ----
Summary of Essential Information........................................... A-2
Portfolio Summary as of Date of Deposit.................................... A-4
Underwriting............................................................... A-7
Independent Auditors' Report............................................... A-8
Statements of Financial Condition of the Tax Exempt Securities Trust....... A-9
Notes to Portfolios of Securities.......................................... A-14
Tax Exempt Securities Trust................................................ B-1
 The Trusts................................................................ B-1
 Objectives................................................................ B-1
 Portfolio................................................................. B-1
 Risk Factors.............................................................. B-2
 The Units................................................................. B-12
 Taxes..................................................................... B-13
 Expenses and Charges...................................................... B-14
Public Offering............................................................ B-15
 Offering Price............................................................ B-15
 Method of Evaluation...................................................... B-16
 Distribution of Units..................................................... B-17
 Market for Units.......................................................... B-17
 Exchange Option........................................................... B-17
 Reinvestment Programs..................................................... B-18
 Sponsor's and Underwriters' Profits....................................... B-18
Rights of Unit Holders..................................................... B-18
 Certificates.............................................................. B-18
 Distribution of Interest and Principal.................................... B-18
 Reports and Records....................................................... B-20
 Redemption of Units....................................................... B-20
Sponsor.................................................................... B-21
 Limitations on Liability.................................................. B-21
 Responsibility............................................................ B-21
 Resignation............................................................... B-22
Trustee.................................................................... B-22
 Limitations on Liability.................................................. B-22
 Resignation............................................................... B-22
Evaluator.................................................................. B-23
 Limitations on Liability.................................................. B-23
 Responsibility............................................................ B-23
 Resignation............................................................... B-23
Amendment and Termination of the Trust Agreement........................... B-23
 Amendment................................................................. B-23
 Termination............................................................... B-23
Legal Opinion.............................................................. B-23
Auditors................................................................... B-24
Bond Ratings............................................................... B-24
Federal Tax Free vs. Taxable Income........................................ B-26
The State Trusts........................................................... C-1
Tax Free vs. Taxable Income................................................ C-20

This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.

                         Tax Exempt
                         Securities
                         Trust
                                  -----------

                                 10,000 UNITS
                                  -----------
                                  Prospectus

                         Dated February 19, 1999
                                  -----------
                         SalomonSmithBarney
                         ---------------------------
                         A member of citigroup[LOGO]
                                    Sponsor

                           Salomon Smith Barney Inc.
                             388 Greenwich Street
                                  23rd Floor
                           New York, New York 10013
                                (800) 223-2532


-------
Salomon Smith Barney is the service mark used by Salomon Smith Barney Inc.

          PART II. ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

  A. The following information relating to the Depositor is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

                                                           SEC FILE OR
                                                        IDENTIFICATION NO.
                                                        ------------------
I. Bonding Arrangements and Date of Organization of the
   Depositor filed pursuant to Items A and B of Part II
   of the Registration Statement on Form S-6 under
   the Securities Act of 1993:

        Salomon Smith Barney Inc.                                   2-55436

II. Information as to Officers and Directors of the Depositor filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the
    Securities Exchange Act of 1934:

        Salomon Smith Barney Inc.                                    8-8177

III. Charter documents of the Depositor filed as Exhibits to the Registration Statement on Form S-6 under the Securities Act of 1933 (Charter, By-Laws):

        Salomon Smith Barney Inc.                        33-65332, 33-36037

  B. The Internal Revenue Service Employer Identification Numbers of the
Sponsor and Trustee are as follows:

        Salomon Smith Barney Inc.                                13-1912900
        The Chase Manhattan Bank                                 13-4994650

                                  UNDERTAKING

  The Sponsor undertakes that it will not instruct the Trustee to accept from
(i) any insurance company affiliated with the Sponsor, in settlement of any claim, less than an amount sufficient to pay any principal or interest (and, in the case of a taxability redemption, premium) then due on any Security in accordance with the municipal bond guaranty insurance policy attached to that Security or (ii) any affiliate of the Sponsor who has any obligation with respect to any Security, less than the full amount due pursuant to the obligation, unless those instructions have been approved by the Securities and Exchange Commission pursuant to Rule 17d-1 under the Investment Company Act of 1940.

                      CONTENTS OF REGISTRATION STATEMENT

  THE REGISTRATION STATEMENT ON FORM S-6 COMPRISES THE FOLLOWING PAPERS AND
DOCUMENTS:

  The facing sheet of Form S-6.
  The Cross-Reference Sheet (incorporated by reference to the Cross-Reference
   Sheet to the Registration Statement of Tax Exempt Securities Trust, Series 384, 1933 Act File No. 33-50915).
  The Prospectus.
  Additional Information not included in the Prospectus (Part II).
  Consent of Independent Auditors.

  The following exhibits:

 1.1   --Form of Trust Indenture and Agreement (incorporated by reference to
        Exhibit 4.a to the Registration Statement of Tax Exempt Securities
        Trust, Series 265, 1933 Act File No. 33-15123).
 1.1.1 --Form of Reference Trust Agreement (incorporated by reference to
        Exhibit 1.1.1 of Tax Exempt Securities Trust, National Trust 208, 1933
        Act File No. 33-58591).
 1.2   --Form of Agreement Among Underwriters (incorporated by reference to
        Exhibit 99 to the Registration Statement of Tax Exempt Securities
        Trust, Series 384, 1933 Act File No. 33-50915).
 2.1   --Form of Certificate of Beneficial Interest (included in Exhibit 1.1).
 3.1 --Opinion of counsel as to the legality of the securities being issued including their consent to the use of their name under the headings
        "Taxes", "Legal Opinion" and "New York Taxes" in the Prospectus.
 3.2   --Opinion of special California counsel.
 3.3   --Opinion of special Florida counsel.
 3.4   --Opinion of special Maryland counsel.
 4.1   --Consent of the Evaluator.
 5.1   --Consent of KPMG LLP.

                                  SIGNATURES

  The registrant, Tax Exempt Securities Trust, California Trust 167, Florida Trust 85, Maryland Trust 106 and New York Trust 172, hereby identifies California Trust 163 and New York Trust 168 of the Tax Exempt Securities Trust for purposes of the representations required by Rule 487 and represents the following:

    (1) That the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

    (2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

    (3) That it has complied with Rule 460 under the Securities Act of 1933.

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned thereunto duly authorized, in the City of New York, and State of New York, on the 19th day of February, 1999.

                        Signatures appear on page II-4.

  A majority of the members of the Board of Directors of Salomon Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

                                        Salomon Smith Barney Inc., Depositor

                                               /s/ George S. Michinard, Jr.
                                          By .................................
                                                (George S. Michinard, Jr.)

                                          By the following persons*, who
                                           constitute a majority of the
                                           directors of Salomon Smith Barney
                                           Inc.:

                                                  Deryck C. Maughan

                                                  Michael A. Carpenter


                                               /s/ George S. Michinard, Jr.
                                          By ..................................
                                                (George S. Michinard, Jr.,
                                                     Attorney-in-Fact)
--------
  * Pursuant to Powers of Attorney filed as exhibits to Registration Statement Nos. 333-62533 and 333-66875.